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EXHIBIT 99.1

2016 Annual Report

Contents

Fairfax Corporate Performance	1
Corporate Profile	2
Chairman's Letter to Shareholders	4
Management's Responsibility for the Financial Statements and Management's Report on Internal Control over Financial Reporting	28
Independent Auditor's Report to the Shareholders	29
Fairfax Consolidated Financial Statements	32
Notes to Consolidated Financial Statements	39
Management's Discussion and Analysis of Financial Condition and Results of Operations	115
Appendix – Fairfax Guiding Principles	187
Corporate Information	188

2016 Annual Report

Fairfax Corporate Performance

(in US$ millions, except as otherwise indicated)(1)

	Book value per share	Closing share price(1)		Revenue	Net earnings (loss)	Total assets	Invest- ments	Net debt	Common share- holders' equity	Shares out- standing	Earnings (loss) per share
As at and for the years ended December 31(2)
1985	1.52	3.25	(3)	12.2	(0.6)	30.4	23.9	–	7.6	5.0	(1.35)
1986	4.25	12.75		38.9	4.7	93.4	68.8	3.7	29.7	7.0	0.98
1987	6.30	12.37		86.9	12.3	139.8	93.5	4.9	46.0	7.3	1.72
1988	8.26	15.00		112.0	12.1	200.6	111.7	27.3	60.3	7.3	1.63
1989	10.50	18.75		108.6	14.4	209.5	113.1	21.9	76.7	7.3	1.87
1990	14.84	11.00		167.0	18.2	461.9	289.3	83.3	81.6	5.5	2.42
1991	18.38	21.25		217.4	19.6	447.0	295.3	58.0	101.1	5.5	3.34
1992	18.55	25.00		237.0	8.3	464.6	311.7	69.4	113.1	6.1	1.44
1993	26.39	61.25		266.7	25.8	906.6	641.1	118.7	211.1	8.0	4.19
1994	31.06	67.00		464.8	27.9	1,549.3	1,105.9	166.3	279.6	9.0	3.41
1995	38.89	98.00		837.0	63.9	2,104.8	1,221.9	175.7	346.1	8.9	7.15
1996	63.31	290.00		1,082.3	110.6	4,216.0	2,520.4	281.6	664.7	10.5	11.26
1997	86.28	320.00		1,507.7	152.1	7,148.9	4,054.1	369.7	960.5	11.1	14.12
1998	112.49	540.00		2,469.0	280.3	13,640.1	7,867.8	830.0	1,364.8	12.1	23.60
1999	155.55	245.50		3,905.9	42.6	22,229.3	12,289.7	1,248.5	2,088.5	13.4	3.20
2000	148.14	228.50		4,157.2	75.5	21,667.8	10,399.6	1,251.5	1,940.8	13.1	5.04
2001	117.03	164.00		3,953.2	(406.5)	22,183.8	10,228.8	1,194.1	1,679.5	14.4	(31.93)
2002	125.25	121.11		5,104.7	252.8	22,173.2	10,596.5	1,602.8	1,760.4	14.1	17.49
2003	163.70	226.11		5,731.2	288.6	24,877.1	12,491.2	1,961.1	2,264.6	13.8	19.51
2004	162.76	202.24		5,829.7	53.1	26,271.2	13,460.6	1,965.9	2,605.7	16.0	3.11
2005	137.50	168.00		5,900.5	(446.6)	27,542.0	14,869.4	1,984.0	2,448.2	17.8	(27.75)
2006	150.16	231.67		6,803.7	227.5	26,576.5	16,819.7	1,613.6	2,662.4	17.7	11.92
2007	230.01	287.00		7,510.2	1,095.8	27,941.8	19,000.7	1,207.4	4,063.5	17.7	58.38
2008	278.28	390.00		7,825.6	1,473.8	27,305.4	19,949.8	412.5	4,866.3	17.5	79.53
2009	369.80	410.00		6,635.6	856.8	28,452.0	21,273.0	1,071.1	7,391.8	20.0	43.75
2010	376.33	408.99		5,967.3	335.8	31,448.1	23,300.0	1,254.9	7,697.9	20.5	14.82
2011	364.55	437.01		7,475.0	45.1	33,406.9	24,322.5	2,055.7	7,427.9	20.4	(0.31)
2012	378.10	358.55		8,022.8	526.9	36,945.4	26,094.2	1,920.6	7,654.7	20.2	22.68
2013	339.00	424.11		5,944.9	(573.4)	35,999.0	24,861.6	1,752.9	7,186.7	21.2	(31.15)
2014	394.83	608.78		10,017.9	1,633.2	36,131.2	26,192.7	1,966.3	8,361.0	21.2	73.01
2015	403.01	656.91		9,580.4	567.7	41,529.0	29,016.1	2,075.6	8,952.5	22.2	23.15
2016	367.40	648.50		9,299.6	(512.5)	43,384.4	28,430.7	3,438.2	8,484.6	23.1	(24.18)
Compound annual growth
	19.4%	18.6%

(1)
All share references are to common shares; Closing share price is in Canadian dollars; per share amounts are in US dollars; Shares outstanding are in millions.

(2)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(3)
When current management took over in September 1985.

Corporate Profile

Fairfax Financial Holdings Limited is a holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in book value per share over the long term. The company has been under present management since September 1985.

Insurance and Reinsurance

Northbridge Financial, based in Toronto, Canada, provides property and casualty insurance products in the Canadian market through its Northbridge Insurance and Federated subsidiaries. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2016, Northbridge's net premiums written were Cdn$1,247.0 million. At year-end, the company had statutory equity of Cdn$1,368.4 million and there were 1,433 employees.

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2016, OdysseyRe's net premiums written were US$2,100.2 million. At year-end, the company had shareholders' equity of US$3,964.3 million and there were 958 employees.

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial, principally specialty, coverages. In 2016, C&F's net premiums written were US$1,801.1 million. At year-end, the company had statutory surplus of US$1,218.9 million and there were 2,243 employees.

Zenith National, based in Woodland Hills, California, is primarily engaged in the workers' compensation insurance business in the United States. In 2016, Zenith National's net premiums written were US$819.4 million. At year-end, the company had statutory surplus of US$563.6 million and there were 1,511 employees.

Brit, based in London, England, is a market-leading global Lloyd's of London specialty insurer and reinsurer. In 2016, Brit's net premiums written were US$1,480.2 million. At year-end, the company had shareholders' equity of US$1,148.0 million and there were 540 employees.

    Fairfax Asia

First Capital, based in Singapore, writes property and casualty insurance primarily in Singapore markets. In 2016, First Capital's net premiums written were SGD 209.5 million (approximately SGD 1.4 = US$1). At year-end, the company had shareholders' equity of SGD 698.5 million and there were 158 employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance in niche markets in Hong Kong. In 2016, Falcon's net premiums written were HKD 433.1 million (approximately HKD 7.8 = US$1). At year-end, the company had shareholders' equity of HKD 502.5 million and there were 62 employees.

Pacific Insurance, based in Malaysia, writes all classes of general insurance and medical insurance in Malaysia. In 2016, Pacific Insurance's net premiums written were MYR 155.0 million (approximately MYR 4.1 = US$1). At year-end, the company had shareholders' equity of MYR 418.5 million and there were 390 employees.

AMAG, based in Indonesia, writes all classes of general insurance in Indonesia. In 2016, AMAG's net premiums written were IDR 201.6 billion (approximately IDR 13,290.8 = US$1). At year-end, the company had shareholders' equity of IDR 2,969.7 billion and there were 781 employees. AMAG was formed from the merger of Fairfax Indonesia and AMAG (acquired in October 2016).

Union Assurance (being renamed Fairfirst Insurance), based in Sri Lanka, writes general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. In 2016, Union Assurance's net premiums written were LKR 6,247.3 million (approximately LKR 146.1 = US$1). At year-end, the company had shareholders' equity of LKR 4,597.8 million and there were 950 employees. In 2017, Union Assurance will be merged with Fairfirst Insurance (acquired October 2016).

    Insurance and Reinsurance – Other

Fairfax Brasil, based in São Paulo, writes general insurance in Brazil. In 2016, Fairfax Brasil's net premiums written were BRL 201.9 million (approximately BRL 3.5 = US$1). At year-end, the company had shareholders' equity of BRL 168.0 million and there were 91 employees.

Advent, based in London, England, is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd's, focused on specialty property reinsurance and insurance risks. In 2016, Advent's net premiums written were US$177.0 million. At year-end, the company had shareholders' equity of US$151.2 million and there were 115 employees.

Polish Re, based in Warsaw, writes reinsurance in the Central and Eastern European regions. In 2016, Polish Re's net premiums written were PLN 238.7 million (approximately PLN 3.9 = US$1). At year-end, the company had shareholders' equity of PLN 310.2 million and there were 43 employees.

Group Re primarily constitutes the participation by CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re also writes third party business. In 2016, Group Re's net premiums written were US$140.6 million. At year-end, the Group Re companies had combined shareholders' equity of US$371.8 million.

Colonnade, based in Luxembourg, writes general insurance through its Ukrainian insurance company and through its branches in the Czech Republic, Hungary and Slovakia. In 2016, Colonnade's net premiums written were US$21.9 million. At year-end, the company had shareholder's equity of US$29.8 million and there were 203 employees.

Bryte Insurance, based in South Africa, writes property and casualty insurance in South Africa and Botswana. In 2016, Bryte Insurance's net premiums written were ZAR 3.1 billion (approximately ZAR 14.6 = US$1). At year-end, the company had shareholders' equity of ZAR 1,791.1 million and there were 786 employees. Bryte Insurance (formerly Zurich Insurance Company South Africa Limited) was acquired in December 2016.

Runoff

The runoff business comprises the U.S. and the European runoff groups. At year-end, the runoff group had combined shareholders' equity of US$1,739.1 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage runoff under the RiverStone name. At year-end, TRG/RiverStone had 270 employees in the U.S., located primarily in Manchester, New Hampshire, and 138 employees in its offices in the United Kingdom.

Other

Pethealth, based in Toronto with 443 employees, provides pet medical insurance and pet-related management software and database management services in North America and the United Kingdom. In 2016, Pethealth produced gross premiums written of Cdn$83.8 million.

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)
All of the above companies are wholly owned (except for 73%-owned Brit, 98%-owned First Capital, 85%-owned Pacific Insurance, 78%-owned Union Assurance and 80%-owned AMAG).

(2)
The foregoing lists all of Fairfax's operating subsidiaries (many of which operate through their own operating structure, primarily involving wholly-owned operating subsidiaries). The Fairfax corporate structure also includes a 34.6% interest in ICICI Lombard (an Indian property and casualty insurance company), a 41.4% interest in Gulf Insurance (a Kuwait company with property and casualty insurance operations in the MENA region), a 32.4% interest in Thai Re (a Thai reinsurance and insurance company), a 15.0% interest in Alltrust Insurance (a Chinese property and casualty insurance company), a 35.0% interest in BIC Insurance (a Vietnamese property and casualty insurance company), a 27.8% interest in Singapore Re (a Singapore based reinsurance company), a 41.2% interest in Falcon Insurance (Thailand), a 40.0% interest in Eurolife (a Greek life and non-life insurer), and a 7.2% interest in Africa Re as well as investments in a number of non-insurance-related companies. The other companies in the Fairfax corporate structure, which include a number of intermediate holding companies, have no insurance, reinsurance, runoff or other operations.

To Our Shareholders,

2016 was the best of times, it was the worst of times, just like 1990 was 26 years ago! All our insurance groups had combined ratios below 100%, we had operating income in excess of $1 billion(1) and we announced or completed several acquisitions, including Allied World, a transformative acquisition for us! Unfortunately, the presidential election on November 8, 2016 changed the world for us, so we reacted quickly by removing all our index hedges and some of our individual short positions and reducing the duration of our fixed income portfolios to approximately one year – all of which resulted in a $1.2 billion net loss on our investments in 2016 which, in turn, resulted in a loss in 2016 of $512 million or $24.18 per share. Book value per share was reduced to $367.40, a decrease of 6.4% adjusted for the $10 per share dividend paid in 2016. This was the fourth loss we reported in 31 years. More on all of this later. Since we began 31 years ago, our book value per share has compounded by 19.4% (20.2% including dividends) per year and our stock price has followed suit at 18.6% per year.

Here's how our insurance companies did in 2016:

	Combined Ratio	Underwriting Profit
Northbridge	94.9%	46
Crum & Forster	98.2%	32
Zenith	79.7%	164
Brit	97.9%	29
OdysseyRe	88.7%	235
Fairfax Asia	86.4%	41
Other Insurance and Reinsurance	93.7%	28

Consolidated	92.5%	576

As you can see from the table, all our major insurance companies again had combined ratios less than 100% with Zenith at 79.7%, Fairfax Asia at 86.4%, OdysseyRe at 88.7%, Northbridge at 94.9%, Brit at 97.9% and Crum & Forster at 98.2%. Under Andy Barnard's oversight, our decentralized insurance operations led by Kari Van Gundy at Zenith, Mr. Athappan at Fairfax Asia, Brian Young at OdysseyRe, Silvy Wright at Northbridge, Mark Cloutier at Brit and Marc Adee at Crum & Forster had an outstanding year. Our other insurance and reinsurance operations also did well, with Fairfax Brasil having a combined ratio less than 100% for the first time since it began. With the exception of 2015, our underwriting results in 2016 were the best in our 31-year history, with underwriting profit of $576 million and a combined ratio of 92.5%. We have an extremely disciplined underwriting-focused insurance organization operating all over the world with a very entrepreneurial (i.e., decentralized) structure. I am very excited about the future of our insurance and reinsurance operations!

As has happened many times in the past, a phone call – this one from Rob Giammarco, one of the best investment bankers we know – led to a transaction we really like: on December 18, 2016, Fairfax announced an agreement for the largest and, perhaps, most significant acquisition in our history. Rob introduced us to Allied World and its CEO, Scott Carmilani. Allied World has an extraordinary track record and has been built by Scott since its founding in 2001 by AIG and other investors (Scott began his career at AIG in 1987). Its combined ratio from inception has averaged 90.7% and it has had a reserve redundancy every year for a cumulative reserve redundancy of $2.2 billion since its founding. Since the company went public in 2006, Scott has reduced the shares outstanding by 50% and through share buybacks and dividends has returned $3.3 billion to his shareholders. Allied World's average return on shareholders' equity since inception is 12%. If you combine our average return of 7% on our investment portfolio (versus Allied World's 3.9%) in the past fifteen years with the underwriting profit of Allied World, its return on shareholders' equity goes up to approximately 20%. The company writes $3.1 billion in business, and it has a major presence with the large brokers like Marsh, AON and Willis and with Fortune 1000 companies in the U.S., which is why it fits very nicely with our pre-existing businesses. Our other companies are much less active in this space. Allied World will be run by Scott in our customary decentralized style, with no changes other than what he sees fit to implement. We are not pursuing large cost synergies, as so many other organizations do upon merger or acquisition. This is the beauty of the Fairfax approach: no execution risk and no disruption. Allied World will continue to be built under Scott's vision. We are acquiring Allied World at 1.3 times book value or $54 per share for a total purchase price of $4.9 billion. The $54 per share purchase price will be funded through a pre-acquisition

(1)
Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

dividend of $5 per share by Allied World, $5 per share in cash, $14 per share in Fairfax shares and $30 per share in either cash or Fairfax shares.

In addition, we were able to expand our global presence by acquiring a number of other excellent property and casualty businesses throughout the year.

During the year, we became aware that Zurich Insurance Group was looking to divest its South African operations. Mark Cloutier led a team which conducted due diligence and concluded in another successful acquisition. The company, since re-branded as Bryte Insurance, is active in both South Africa and Botswana. Africa is a continent with regions offering long term growth opportunity. Under the capable leadership of Edwyn O'Neill, Bryte will allow us to expand our presence there. Bryte writes gross premiums of over $250 million, and we welcome 800 new employees to the Fairfax family.

We also entered into an agreement with AIG to acquire its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey. In addition, we entered into an agreement to acquire certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, the Czech Republic, Hungary, Poland, Romania and Slovakia. The Presidents of each of the Latin American companies will report to Fabricio Campos, President of Fairfax Latin America, who recently joined us after 15 years with AIG. The Central and Eastern Europe business will be written out of Colonnade Insurance in Luxembourg under a branch structure with branch managers. We established Colonnade Insurance in 2015 after acquiring QBE's Central and Eastern Europe business. Colonnade is led by Peter Csakvari who has been with us for two years, following 17 years with AIG. This acquisition further strengthens our presence in Central and Eastern Europe. Both Fabricio and Peter will be supported by Bijan Khosrowshahi who has been with us for eight years, following 23 years with AIG. A big welcome to the employees of AIG who will be joining us.

Through an ongoing partnership with AIG, Fairfax will support and service AIG's multinational business in the above-mentioned countries. AIG's multinational clients will continue to experience the same seamless servicing capabilities following the transaction. We are very pleased to partner with AIG.

Through Mr. Athappan at First Capital and Fairfax Asia we were able to acquire an 80% interest in PT Asuransi Multi Artha Guna Tbk ("AMAG") led by Linda Delhaye who has been running the company for 24 years with an average combined ratio below 90% for the last ten years. AMAG is an established general insurer in Indonesia that has an excellent long term track record in the Indonesian general insurance sector. As part of the transaction we entered into a long term bancassurance agreement with Panin Bank, our partner in AMAG. Indonesia is an important emerging economy and we are delighted to strengthen our presence in this market by partnering with Panin Bank. We welcome AMAG into the Fairfax group.

A big thank you to Paul Mulvin and his hard-working team at ffh Management Services in Dublin who helped review the above South African and AIG transactions as well as our Asian and Central and Eastern European transactions in 2016.

Since we fully hedged our common stock portfolio in 2010, we have been frequently asked, as we have constantly asked ourselves, under what circumstances would we remove the hedges. Obviously, a huge sell-off in the financial markets, such as that of 2008/2009, would have led to that result, as the hedges would have performed the purpose for which they were established. What actually happened with the U.S. presidential election on November 8 was the arrival of a new administration focused on dramatically reducing corporate taxes (35% to 15% – 20%), rolling back a myriad of regulations large and small which unnecessarily impede business, and very significantly increasing much needed infrastructure spending. In our view, this should light up "animal spirits" in America and result in much higher economic growth than what has prevailed in the last eight years. This would mean, over time, that long rates will rise – thus our decision to reduce the duration of our fixed income portfolios to about one year. Higher economic growth would result, we think, in higher profits for many companies, so that even though the indices may not go up significantly, we think a value investor like us can ply our trade again with less of a concern of economic collapse. When the U.S., a $19 trillion economy, does well, the world tends to do well!

While many risks to global economic growth remain, such as protectionism, China unraveling and the euro disintegrating, we believe the chances for robust growth have significantly increased. We will remain vigilant to these and other risks, and will retain protections in place, such as the $110 billion notional amount of deflation swaps we hold, which have five and a half years yet to run. We also hold $10 billion of cash in our insurance companies, due to the liquidation of our long bond portfolio. More on all of this in our section on investments.

Here are the numbers since we were fully hedged in 2010:

	2010 – 2016 ($ billions)
Underwriting profit		1.4
Interest and dividends – insurance and reinsurance		3.0

Operating income		4.4
Run-off (excluding net gains (losses) on investments)		(0.2)
Non-insurance operations		0.4
Corporate overhead and other		(2.4)

Pre-tax income before net gains (losses) on investments		2.2
Net gains (losses) on investments, consisting of:
Hedging losses on stocks and individual companies	(4.4)
Realized and unrealized gains on stocks	2.7

Net loss on stocks	(1.7)
Net realized and unrealized gains on bonds	2.2
Net loss on CPI-linked derivatives and others	(0.5)	0

Pre-tax income		2.2
Income taxes and non-controlling interests		(0.2)

Net earnings attributable to shareholders of Fairfax		2.0

Since 2010, on a cumulative basis, we had an underwriting profit of $1.4 billion and interest and dividends of $3.0 billion, for total operating income of $4.4 billion. After runoff, non-insurance operations, and corporate overhead and other, which is mainly interest expense and non-cash intangible asset amortization, we made pre-tax income of $2.2 billion. We expect to make (and have since we began in 1985 made very substantial) net gains on investments over time, but as the result of our defensive hedging program, over the seven-year period since we implemented that program we only broke even on our investments: as the table shows, after hedging losses and gains on common stocks, we lost $1.7 billion on stocks and $0.5 billion primarily on our deflation swaps, which was totally offset by $2.2 billion of gains on bonds. Our bond gains and stock gains absorbed the losses on hedges and deflation swaps. We took on the hedges and deflation swaps to protect ourselves from all of the risks that we discussed in our previous Annual Reports: as we said to you many times, we wanted to protect capital first before making a return. As it turned out, it was very costly protection!

So why do we think intrinsic value of the company has increased?

During this time period, we asked Andy Barnard to oversee all of our insurance operations and the results have been spectacular. We made cumulative underwriting profits of $1.4 billion with an average combined ratio of 96.8%, with excellent reserving, in spite of the largest catastrophe losses in our history in 2011. Through acquisitions and through internal means, our gross premiums almost doubled from $5.1 billion in 2009 to $9.5 billion in 2016, and our investment portfolios expanded from $20.1 billion in 2009 to $27.3 billion in 2016.

So we have built a widely diversified, extremely disciplined, underwriting-focused insurance operation that should stand us in good stead in the years to come.

During this period, we have also built our Indian operations through Thomas Cook and Fairfax India. Our investment in India totals approximately $5 billion (about $2.9 billion for our own account) and our investee companies in India employ approximately 250,000 people. And we have just begun! By the way, our Thomas Cook investment, which cost us $250 million, now has a market value of $691 million (you will not see that gain in our numbers since Thomas Cook is consolidated).

Also during this period, we built Cara (system sales of Cdn$2.0 billion) to be the third largest restaurant company in Canada, next to Tim Hortons (system sales of Cdn$7.2 billion) and McDonalds (system sales of Cdn$4.5 billion). And Bill Gregson, who runs Cara, has also just begun. We invested Cdn$157 million in Cara in 2013 and Cdn$100 million in 2016 to help finance the St. Hubert acquisition. At year-end, our investment in Cara was valued at Cdn$582 million.

Of course, this does not include all our other non-insurance operations that are doing well, like The Keg, Boat Rocker, Sporting Life, Praktiker and Golf Town.

The biggest strength of Fairfax continues to be its fair and friendly culture operating ethically in a highly decentralized and entrepreneurial structure. Companies in the insurance business worldwide (like Allied World and AMAG) and in other industries (like Thomas Cook and Cara), as well as management talent, are attracted to Fairfax's culture and structure. This is a huge reason why our intrinsic value will continue to be significantly in excess of book value! I know, I know, profits will help!! And believe me, we are focused on replicating the investment performance which we achieved over many years so that we can again deliver attractive returns for you, our patient and loyal shareholders.

Let me highlight for you the extraordinary success stories of our three longest held insurance companies:

Recently OdysseyRe celebrated its 20th anniversary as a Fairfax company. It is an extraordinary story! It all began in late 1995 when Jim Dowd called me offering to sell Skandia Canada. He didn't think we were big enough to afford Skandia U.S. After examining our balance sheet, Rick Salsberg, Jim and I flew to Stockholm and purchased Skandia U.S., which had a book value of $314 million(1) and net premiums of $201 million, for $228 million. Jim changed Skandia U.S.'s name to OdysseyRe and we both enticed Andy Barnard to join OdysseyRe. Even before Andy joined in July 1996, CTR, a reinsurance company based in Paris with operations in Asia through its office in Singapore, was desperately being sold by its owner, GAN. It was a great fit available at a great price – but Andy had yet to join us!! I asked Andy if we should do it, and without hesitation he said yes! With the addition of TIG Re in 1999 and the expansion of Hudson in 2002, OdysseyRe was on its way. It hit rough waters in 2000 as it lost its S&P A- rating, went public in June 2001 to regain the rating, tripled its premiums in the hard markets of 2002-2006 and went private in 2009. The public shareholders of OdysseyRe had an extraordinary ride and return – the price per share went from $18 to $65, a compound rate of return of 17.3% during that eight-year span.

(1)
All dollar amounts in this paragraph and the next four paragraphs are derived from accounts prepared on a US GAAP basis.

In 2011, Andy passed the CEO title on to Brian Young, who was his COO and had joined OdysseyRe with Andy in 1996.

Here is OdysseyRe's 20-year cumulative record from inception in 1996 through 2016:

Gross premiums written	$40 billion
Net premiums written	35 billion
Combined ratio	97%
Underwriting profit	876 million
Interest and dividends	4.2 billion
Net gains	2.2 billion
Net earnings	4.6 billion
Cumulative capital returned(*)	1.6 billion
(*)
Dividends paid and share buybacks less capital contributions

Over the 20 years, OdysseyRe's gross premiums increased from $214 million to $2.4 billion, its investment portfolio increased from $1.1 billion to $7.8 billion, and its common equity increased from $289 million to $3.8 billion, after returning cumulative capital of $1.6 billion. As the table shows, over 20 years OdysseyRe had a cumulative underwriting profit of $876 million, interest and dividends of $4.2 billion and net gains of $2.2 billion, for pre-tax income of $7.0 billion and net earnings of $4.6 billion. These earnings helped fund Fairfax's success over the past 20 years. Also, over the past 20 years OdysseyRe has returned capital of $1.6 billion, which includes dividends paid and share buybacks less capital contributions.

In spite of exposures to huge catastrophes, OdysseyRe lost money in only three years; 2001 ($48 million), 2005 ($116 million) and 2011 ($66 million). On the other hand, OdysseyRe made $508 million in 2006, $596 million in 2007, $550 million in 2008 and $591 million in 2014. It had a cumulative reserve redundancy of only $358 million over the 20 years, since its $1.7 billion in reserve redundancies in business written since 2001 was significantly offset by reserve deficiencies in business inherited from TIG Re and Skandia Re. A major strength of OdysseyRe (a common feature of Fairfax companies) is the continuity of its management personnel: it has had only two CEOs in the past 20 years, and of the 20 executives attending OdysseyRe's 20th anniversary celebration, 13 had been with OdysseyRe for more than 15 years. OdysseyRe today is a great company, providing outstanding service to its customers, caring for its employees, achieving underwriting profit and reinvesting in the communities where it does business. It is a wonderful story of long term success, led by two outstanding leaders, Andy Barnard and Brian Young.

The Northbridge story ("our story") begins with the purchase in 1985 of an almost bankrupt Canadian trucking insurance company, Markel Insurance, for $10 million(1), followed by Federated in 1989 for $29 million, Commonwealth in 1990 for $58 million and Lombard in 1994 for $155 million, for a total investment of $252 million. Northbridge was created in 2003 and listed on the TSX at $15 per share, and was taken private at $39 per share in 2009. Today, Northbridge is the third largest commercial lines insurer in Canada. We have had outstanding management over the last 31 years at Northbridge and all four of its original constituent companies, and we are very fortunate that Silvy Wright, who has been with us for 22 years, has been running Northbridge for the last six years.

Of course, Northbridge's record since we began in 1985 is also very impressive and was the "golden goose" that propelled our expansion. Over the 31 years from inception in 1985 through 2016, Northbridge's gross premiums increased from $23 million to $1.4 billion, its investment portfolio increased from $33 million to $3.9 billion, and its common equity increased from $10 million to $1.9 billion, after returning cumulative capital of $500 million.

Here is Northbridge's 31-year cumulative record from inception in 1985 through 2016:

Gross premiums written	$31 billion
Net premiums written	21 billion
Combined ratio	99.8%
Underwriting profit	38 million
Interest and dividends	1.9 billion
Net gains	1.2 billion
Net earnings	2.0 billion
Cumulative capital returned(*)	500 million
(*)
Dividends paid and share buybacks less capital contributions

The track record speaks for itself. From an almost bankrupt trucking insurance company in 1985 with premiums of $23 million, we built the third largest commercial lines insurer in Canada with $1.4 billion in gross premiums, a $3.9 billion investment portfolio and a compound growth in book value over 31 years of 19% per year. The cost of our float over 31 years was zero. Over those 31 years, Northbridge has had a cumulative reserve redundancy of over $800 million and has returned capital of $500 million, which includes dividends paid and share buybacks less capital contributions. And there's more to come from Silvy and her team!

Finally, I want to share with you the Crum & Forster story that began in late 1998, when we acquired Crum for $680 million. Crum then acquired Seneca in 2000 for $65 million, the renewal rights of Fairmont from TIG in 2006, and First Mercury in 2011 for $294 million, and subsequently made smaller investments in the Redwoods Group, Travel Insured, Brownyard Programs and Trinity Risk.

We have had outstanding management at Crum over the years, and are very fortunate to have Marc Adee, who has been with Crum and Fairfax for 16 years, running the company.

Over the 18 years from inception in 1998 through 2016, Crum's gross premiums increased from $876 million to $2.1 billion, its investment portfolio increased from $3.3 billion to $4.0 billion, and its common equity increased from $774 million to $1.6 billion, after returning cumulative capital of $1.6 billion.

(1)
All dollar amounts in this paragraph and the next three paragraphs are in Canadian dollars.

Here is Crum's 18-year cumulative track record from inception in 1998 through 2016:

Gross premiums written	$22 billion
Net premiums written	18 billion
Combined ratio	105%
Underwriting profit (loss)	(855) million
Interest and dividends	1.5 billion
Net gains	2.3 billion
Net earnings	1.9 billion
Cumulative capital returned(*)	1.6 billion
(*)
Dividends paid and share buybacks less capital contributions

The track record again speaks for itself. Over 18 years, net premiums have more than doubled, while common shareholders' equity expanded from $774 million to $1.6 billion, after returning capital of $1.6 billion, which includes dividends paid and share buybacks less capital contributions. Even though the combined ratio since inception has been 105%, in the last three years it has been 98%. Crum has paid us the most dividends of all our insurance companies. With Marc Adee, Crum is in good hands.

Cara began 2016 with over 1,000 restaurants across Canada (the third largest restaurant group after Tim Hortons and McDonalds) and closed 2016 with over 1,200 restaurants. Bill Gregson and Ken Grondin and their team continue to grow the business organically but they also made a couple of notable acquisitions, one in Quebec and the other in Western Canada, both areas where Cara had no significant market presence. In Quebec, Cara acquired the leading full service restaurant group in the province, St. Hubert, from its legendary entrepreneurial founder Jean-Pierre Léger, who had grown the family business from humble beginnings in 1951. St. Hubert is known for its fantastic chicken and sauce and has over 115 restaurants and $620 million(1) in system sales. In addition, St. Hubert has a tremendous retail food manufacturing business that is expected to provide Cara with significant growth opportunities. The St. Hubert business continues to be run independently in Quebec and Jean-Pierre continues to advise Cara and is a Cara shareholder. In Western Canada, Cara acquired the Original Joe's group, comprised of 100 restaurants with system sales of $250 million, which will continue to be run by its founder Derek Doke and his team. In addition to these acquisitions, Cara's business continues to grow organically. One standout has been Warren Price and his team at New York Fries who have been growing same restaurant sales while at the same time expanding the number of restaurants, including internationally. Cara's earnings have continued to grow, from $9.9 million in 2014 to $67.2 million in 2015 and $96.0 million in 2016. The Cara team continues to watch for accretive acquisition opportunities, but when none present themselves they will focus on debt reduction and share buybacks with excess free cash flow. We helped to finance the acquisition of St. Hubert and now own approximately 23.3 million Cara shares representing a 39% equity and 57% voting interest.

Business at The Keg with our partner, David Aisenstat, and his team, Neil Maclean, Doug Smith and Jamie Henderson, continues to be excellent. The Keg had its best year ever in 2016 from organic revenue growth, leading to total system sales of nearly Cdn$600 million. Food costs, particularly beef, have continued to climb in Canada but despite these increased costs, The Keg continues to bring in record numbers of guests with its consistently great food and stellar customer service.

Our partner, Mark McEwan, continued to grow The McEwan Group and the McEwan brand with an entrepreneurial, customer service focus we look for in each of our business partners. Our investment is relatively small, but Mark grew the business profitably in 2016.

In addition to our restaurant business, we recently invested in craft spirit brands in partnership with our good friend David Sokol and the management team led by Andrew Chrisomalis at Davos Brands. Based in New York, the globally distributed craft spirits in the Davos stable include TYKU Sake, Aviation Gin, Sombra Mezcal and Astral Tequila.

Our partners at Sporting Life continued to do a fantastic job despite the retirement of their long-time partner and friend, Brian McGrath. Brian, of course, funded them when they began 38 years ago. David and Patti Russell and we at Fairfax owe much to Brian and we salute him for the fantastic business he helped to create and for allowing Fairfax to join the partnership. David and Patti have continued to drive expansion, and revenue growth has continued along with increased margins. The Sporting Life brand continues to grow in value, driven by the team's unrelenting customer service focus.

Despite continued headwinds in their retail category, Mark Halpern and his team at Kitchen Stuff Plus have grown their business and increased profitability. Mark is relentless on costs but has also found ways to expand creatively and profitably.

(1)
Dollar amounts in this paragraph are in Canadian dollars.

Last year William Ashley and its President, Jackie Chiesa, moved to a new warehouse location and this year they moved their iconic retail store to a new location at 131 Bloor Street West in Toronto, down the street from the previous location. We trust the retail location move will be as successful as was the move of their iconic holiday warehouse sale.

Sean Smith, Alan Maresky, Mike Wallace and Michelle Cole and the entire team at Pethealth continue to grow and revitalize their business. With Pethealth software in nearly 2,000 animal shelters and 1,500 veterinary clinics in the

U.S. and Canada, the business continues to see meaningful opportunity assisting pets and their owners with adoption, recovery and health insurance.

David Fortier, Ivan Schneeberg and John Young continued to grow the Boat Rocker Media business and made several content acquisitions, including Jam Filled Entertainment and Radical Sheep Productions. The company has grown from Cdn$90 million in production volume in 2015 to Cdn$115 million in 2016 and has been profitable since inception ten years ago.

The team at Boat Rocker also brought Fairfax to a great Canadian-based out-of-home media advertising company, Rouge Media, founded in 2003 by Martin Poitras and his wife Alison Jacobs. Fairfax invested in control of Rouge Media and backed the team in an expansion to create the largest on-campus university media network in North America, with dedicated hubs in over 550 universities.

We also partnered with Michael MacMillan and his team at Blue Ant Media through a Cdn$42 million investment in debt and warrants. Blue Ant is a media content and distribution company with brands such as Love Nature, one of the world's largest libraries of 4K wildlife and nature content. Michael is very well known for winning an Oscar at the age of 27 and then going on to merge his film production business in 1998 to create Alliance Atlantis, the producer of the hit series CSI: Crime Scene Investigation, which was sold to CanWest and Goldman Sachs in 2007 for Cdn$2.3 billion. We trust that Michael and his team will have similar success with Blue Ant!

Near the end of the year, we partnered with CI Financial to purchase the Golf Town business out of bankruptcy. Bill Gregson has agreed to be the Chairman with Chad McKinnon, President and his team running the business. With this excellent team and the many dedicated employees in 48 locations across Canada, we believe this business will be restored to its former glory as the preeminent location, in-store and online, to find anything for golf.

Also, early in 2017 we partnered with Paul Desmarais III and his excellent team at Sagard Capital to purchase Performance Sports. Performance Sports is the owner of the leading names in hockey, baseball and lacrosse equipment: Bauer, Easton and Cascade.

Fairfax continued to expand the role of its innovation group, FairVentures, led by Gerry McGuire, who has been with Fairfax for 15 years. FairVentures is focused on identifying innovations and technologies that may disrupt the Fairfax group businesses. Gerry works closely with a dedicated team in Toronto, Dave Kruis and his wonderful team at the FairVentures Innovation Lab at Communitech near the University of Waterloo and Davidson Pattiz and the many bright minds from across the Fairfax group in the Fairfax Innovation Working Group. Dave was responsible for identifying two new partnerships for us, with Paul Donald and his company, EnCircle, and with Kevin Forestell and his company, DOZR.

Fairfax India has just completed its second year in business. Under Chandran Ratnaswami's leadership, with Jennifer Allen as Chief Financial Officer (John Varnell passed the CFO title on to Jennifer in the middle of the year) and Harsha Raghavan and his management team at Fairbridge, Fairfax India has made or announced eight investments. All of these investments are in companies with great track records and run by honest, exceptional CEOs with a long term focus. The table below shows these investments:

Company	% Interest Purchased	Amount Invested	CEO
National Collateral Management	88%	149	Sanjay Kaul
Privi Organics	51%	55	Mahesh Babani
National Stock Exchange	1%	27	Vikram Limaye
Bangalore International Airport	38%	379	Hari Marar
Sanmar Chemicals Group	30%	300	N. Sankar
Saurashtra Freight	51%	30	Raghav Agarwalla
IIFL Holdings	27%	277	Nirmal Jain
Adi Finechem	45%	19	Nahoosh Jariwala

		1,236

All of these investments were purchased at approximately ten times normalized free cash flow or less. While the net asset value of Fairfax India increased to $10.25 per share, the underlying intrinsic value is significantly higher. For example, we first purchased IIFL Holdings for Fairfax India at 195 rupees per share in 2015, adding more at 319 rupees per share, and the stock is selling at about 364 rupees per share. In spite of a 15.4% return on equity and a 26.0% annual growth in book value per share over the past ten years, IIFL is selling at a price earnings ratio of only 14 times expected earnings. Its founder and CEO, Nirmal Jain, is an outstanding entrepreneur. All of the companies listed above have similar characteristics. The potential for all of them is very significant, and we look forward to a mutually rewarding relationship with them. Please read Fairfax India's Annual Report for more details.

It has been about four years since we invested in Thomas Cook and its subsidiaries. We initially invested $172.7 million, purchasing shares from Thomas Cook U.K. and others at approximately 52 rupees per share.

Since that time, Thomas Cook has acquired Kuoni and Luxe Asia for $81 million to become the leader by a wide margin in high-end travel to and from India, with travel operations also in Hong Kong and Sri Lanka. Free cash flow generated from these operations has in the last four years amounted to $129.8 million, with an average annual cash return on net assets since purchase of 12.8%. Excellent performance by Madhavan Menon, the Chairman and CEO of Thomas Cook.

Thomas Cook also acquired Quess in May 2013 for $47 million and Sterling Resorts for cash and shares of $140 million, both separately managed, by Ajit Isaac and Ramesh Ramanathan respectively. We invested $81 million in Thomas Cook shares at 80 rupees per share to finance the acquisition of Sterling, taking our total average cost to 59 rupees per share.

It was a difficult year for Sterling Resorts. While revenues grew by 23%, driven largely by room sales to non-members, a large one-time provision for receivables ($12.6 million) and higher resort level expenses ($5.5 million) resulted in a net loss for the year of $17.8 million. Vacation ownership is a product that has been traditionally sold with low upfront payments and generous payment options and this has resulted in large delinquencies of receivables that have now been completely written off. New sales policies, that at signing require large non-refundable down payments, have been implemented and as a result only buyers who have a high probability of completing the sale are being signed up. Early indications are that the new policies are working. With these new policies, in combination with new cost savings initiatives and an improving economy, we fully expect Sterling to return to profitability under the leadership of Ramesh Ramanathan.

Ajit Isaac and Quess again had an outstanding year, with revenue growing 26% and net earnings 22%. The growth was driven by increases in headcount of 30% in the People and Services business and 23% in Global Technology Solutions and the sustained turnaround of MFX and Brainhunter in North America.

As mentioned earlier, in May 2013, through Thomas Cook, we acquired 77% of Quess (then called Ikya) for $47 million, thereby valuing the entire company at $60 million. In July 2016, Quess raised $60 million by selling 10% in an IPO, valuing the company at $600 million! It was one of the most successful IPOs in India in the last ten years and the issue was over a hundred times oversubscribed. The stock is currently trading at a market value of $1.2 billion. Ajit is not sitting on his laurels! In 2016 he announced five smaller but accretive acquisitions. In November he announced a major acquisition: Quess entered into agreements to acquire the facility management and catering businesses of Manipal Integrated Services. The Manipal group, run by Ranjan Pai, is a major player in the healthcare and education business in India. This very significant and accretive acquisition will enable Quess to strengthen its market leading position in integrated facility management services in India while at the same time helping it gain entry into this business in the healthcare and education sectors.

Book value per share of Thomas Cook has grown from 21 rupees in 2012 to 65 rupees, up 210% over four years. With Quess at market value, Thomas Cook's book value per share at year-end was 200 rupees, an increase of 847% in four years. We are very excited about Thomas Cook and its prospects in India.

Under Madhavan's leadership, we set up our Fairfax India Foundation in 2016 to channel our charitable efforts in that country. Our focus will be education and medical care.

In last year's Annual Report we discussed a number of acquisitions we entered into in 2015. I am happy to say they continue to perform very well.

We agreed to acquire 80% of Eurolife, which closed this past August. At closing, OMERS purchased 40% of Eurolife to help us finance this acquisition. Eurolife, led by Alex Sarrigeorgiou, had an outstanding year in 2016, writing €496 million of premium, achieving a non-life combined ratio of 55% and producing €68 million of net income. Given our 40% ownership, Eurolife is equity accounted in our financial statements.

In April 2015 Crum & Forster purchased The Redwoods Group. In 2016 Redwoods, led by Kevin Trapani, had $43 million of net premiums written and a combined ratio of 97.9%.

In October 2015 Crum & Forster purchased Travel Insured International. In 2016 TII, led by Jon Gehris, had $54 million of net premiums written and a combined ratio of 91.8%.

In 2015 Brit purchased 50% of Ambridge Partners, one of the world's leading managing general agencies of transactional insurance products. In 2016 Ambridge produced gross premiums written of $32 million for Brit at a combined ratio well below 100%.

In 2015 Fairfax invested €70 million into FBD Group through a ten-year convertible bond with a 7% coupon and a conversion price of €8.50 per share. FBD is a leader in farm insurance in Ireland. After a number of difficult years FBD had a good year in 2016, with €312 million of net premiums written (flat versus 2015) and a combined ratio of 99% (versus 140% in 2015). The fair value of our convertible bond has increased modestly to €73 million and the share price has gone up from €6.61 at the end of 2015 to €6.89 at the end of 2016: more recently the shares have traded as high as €8.40.

We continue to hold our 7.2% stake in Africa Re. As we said last year, Africa Re provides us with a great introduction to a continent where we are currently expanding our business. In 2016, Africa Re is expected to have a combined ratio in the low 90s.

In 2015 we acquired a 35% strategic investment in BIC Insurance, the insurance subsidiary of the second largest bank in Vietnam, BIDV Bank. In 2016 BIC had $50 million in net premiums written and a combined ratio of 100.5%.

In 2015 we purchased a 78% ownership position in Union Assurance in Sri Lanka. In 2016 we closed the acquisition of Asian Alliance General Insurance Limited, another small insurance company in Sri Lanka. On a combined basis, the companies (to be renamed Fairfirst Insurance) will be the third largest non-life company in Sri Lanka. In 2016 the combined company had net premiums written of $43 million and, despite some of the worst flooding in more than 25 years, a combined ratio of 105%.

Joe DeVito, Pat Corydon and Gary Miller have recently retired from Baldwin & Lyons and we are happy to say they have joined Fairfax. Joe and his team have enjoyed long term success (over 35 years) in the underwriting and management of transportation and related risks. They have now formed a transportation program manager for marketing, underwriting and claims management with authority on behalf of Crum under the name of DMC Insurance. Joe will work closely with Marc Adee and the team at Crum.

A summary of our 2016 realized and unrealized gains (losses) is shown in the table below:

	Realized Gains	Unrealized Gains (Losses)	Net Gains (Losses)
Long equity exposures	(184.2)	79.5	(104.7)
Equity hedges and short equity exposures	(2,634.8)	1,441.9	(1,192.9)

Net equity exposures	(2,819.0)	1,521.4	(1,297.6)
Bonds	648.7	(326.0)	322.7
CPI-linked derivatives	–	(196.2)	(196.2)
Other	98.9	(131.4)	(32.5)

Total	(2,071.4)	867.8	(1,203.6)

The table shows the realized gains and losses for the year and, separately, the unrealized fluctuations in the market value of our investments. When we removed our hedges near the end of 2016, we realized a loss of $2.6 billion in 2016, but that included $1.6 billion which had gone through our statements in prior years. As discussed earlier, since 2010 we have had $4.4 billion of cumulative net hedging losses and $0.5 billion of unrealized losses on deflation swaps (which we still hold), offset entirely by net gains on stocks of $2.7 billion and net gains on bonds of $2.2 billion. The volatility of our earnings caused by our hedges and long bond portfolios is over – and as I said earlier, we are focused on once again producing excellent investment returns.

In spite of 2016, our cumulative net realized and unrealized gains since we began in 1985 have amounted to $10.2 billion. As we have mentioned many times, these gains, while unpredictable, are a major source of strength to Fairfax as they add to our capital base and help finance our expansion. Also, as I have emphasized every year, the unpredictable timing of these gains and mark to market accounting make our quarterly (and even annual) earnings and book value very volatile, as we saw again in 2016:

	Earnings (Loss) per Share	Book Value per Share
December 31, 2015		$403
First quarter	$(2.76)	399
Second quarter	9.58	406
Third quarter	(0.42)	407
Fourth quarter	(30.77)	367

John Chen recently completed three years since he took over as CEO of BlackBerry in November 2013. Since that time, John has brought the company to breakeven on a cash flow and earnings basis. His confidence is reflected in the fact that he retired $645 million of the $1.25 billion of outstanding 6% convertible debentures and replaced the rest with 3 3/4% convertible debentures, non-callable for four years. We rolled our $500 million of 6% debentures after collecting a 4% early redemption fee. During the year, John got out of the manufacturing of smart phone devices and replaced it with licensing arrangements beginning in Indonesia, then China (TCL Communications) and then India (Optimus Infrastructure). These arrangements result in BlackBerry receiving a royalty payment for each phone sold for its BlackBerry software and name. BlackBerry continues to be the gold standard for security for mobile devices. John continues to work on leveraging this capability while expanding BlackBerry's enterprise business, the Internet of Things (BlackBerry Radar) and QNX. Recently 451 Research came out with a report on BlackBerry – "BlackBerry is Back". Worth reading. We continue to bet on John!

Richie Boucher at the Bank of Ireland had another outstanding year in 2016 as the Bank earned €793 million. In 2016, the Bank continued to improve: non-performing loans fell by €4.1 billion (34%); pre-tax profit exceeded €1 billion for the second straight year; the pension deficit narrowed to €0.45 billion (from €1.19 billion); the CET1 ratio improved from 12.9% to 14.2%; and the Bank was number one or number two in every major product line in Ireland. Bank of Ireland is on firm footing and is poised to benefit from Ireland's recovering economy – estimated GDP growth in 2016 was 5.2% and unemployment is projected to fall to 6.8% in 2017.

We purchased 2.8 billion shares of Bank of Ireland stock in late 2011 at 10 euro cents per share. As of today, we have sold 85% of our position at 32 euro cents per share, for a total realized and unrealized gain of approximately $806 million. Richie has produced outstanding results for us and we are fortunate that he consented to join the Eurobank Board. Bank of Ireland is expected to announce its first dividend in the last eight years in 2017!

The table below shows our investments in Greece:

	December 31, 2016
	Cost	Fair Value
Eurobank Ergasias	926.7	246.1
Mytilineos	35.5	44.6
Grivalia Properties*	295.9	332.4
Praktiker and Other	18.9	25.5

	1,277.0	648.6

Percent decline	(49)%
*
Under the equity method of accounting

Greece's economy and inflation stabilized in 2016 and unemployment came down to 23% from 28% at its high in July 2013. Capital controls and lingering disagreements between the EU institutions and the IMF on key issues related to Greece's bailout program continue to keep the markets at depressed levels. It is now three years since we first made our investment in Eurobank. Our investment is down 73% from cost but the bank continues to do well. It earned €192 million during the first three quarters of 2016 and provisions for loan losses are down 75%. Fokion Karavias, its CEO, and Nikos Karamouzis, its Chairman continue to do an exceptional job under difficult conditions.

The stock trades around 60 euro cents, while book value per share is €2.55 and our cost per share is €2.20. Eurobank's market value is only €1.3 billion even though its total assets are €68 billion and its shareholders' equity is €5.6 billion. Hope springs eternal!

George Chryssikos, CEO of Grivalia, continues to build the company by buying first class commercial properties at discounted prices (not unlike our experience in Dublin with Kennedy Wilson), while Evangelos Mytilineos, and Ioannis Selalmazidis at Praktiker, continue to build their companies. Grivalia is buying a retail portfolio of 16 supermarkets in prime residential neighborhoods, with a 10% cash on cash yield, for €16.2 million at a deep discount to replacement cost, a portfolio that Grivalia had sold in 2005 for €68.5 million! Stock prices in Greece are very depressed! The whole Greek stock market is valued at $42 billion (not much more than the current market value of Snap!), down 78% from its high in 2007, and on average is selling at 50% of book value, while the shares of the four large banks, including Eurobank, are selling below 0.3 times book value. Greece should see better days in the future.

Arbor Memorial, which we helped the Scanlan family take private in 2012, continues to do well. Brian Snowden and the Scanlan family have proven to be great partners. It is one industry that is not going to be disrupted!

We have invested $692 million in real estate investments with Kennedy Wilson over the last seven years. Through sales of real estate and mortgage loans, as well as refinancings, we have received distributions of $645 million. Our total net cash investment in real estate investments with Kennedy Wilson is therefore now $47 million, and that investment is probably worth about $284 million. Annual net investment income from these real estate investments amounts to $12 million. Also, we continue to own 10.7% of Kennedy Wilson (12.3 million shares): our cost was $11.10 per share, and the shares are currently trading at about $22. A big thank you to Bill McMorrow and his team at Kennedy Wilson.

Below we update the table on our intrinsic value and stock price. As discussed in previous Annual Reports, we use book value as a first measure of intrinsic value.

	INTRINSIC VALUE % Change in US$ Book Value per Share	STOCK PRICE % Change in Cdn$ Price per Share
1986	+180	+292
1987	+48	-3
1988	+31	+21
1989	+27	+25
1990	+41	-41
1991	+24	+93
1992	+1	+18
1993	+42	+145
1994	+18	+9
1995	+25	+46
1996	+63	+196
1997	+36	+10
1998	+30	+69
1999	+38	-55
2000	-5	-7
2001	-21	-28
2002	+7	-26
2003	+31	+87
2004	-1	-11
2005	-16	-17
2006	+9	+38
2007	+53	+24
2008	+21	+36
2009	+33	+5
2010	+2	–
2011	-3	+7
2012	+4	-18
2013	+10	+18
2014	+16	+44
2015	+2	+8
2016	-9	-1
1985-2016 (compound annual growth)	+19.4	+18.6

As our book value is reported in U.S. dollars and our stock trades in Canadian dollars, the weak Canadian dollar in the last four years has resulted in our stock price going up faster than our book value. When we began, our stock price was Cdn$3.25 and our book value per share was US$1.52, with 1 Canadian dollar equal to U.S. 75 cents. At that exchange rate, the compound annual growth in our book value per share and our stock price would have been the same at the end of 2016 if our stock price had been about Cdn$790 per share.

Insurance and Reinsurance Operations

The table below shows the recent combined ratios and the 2016 change in net premiums written of our insurance and reinsurance operations:

	Combined Ratio				Change in Net Premiums Written
	2016	2015		2014	2016
Northbridge	94.9%	91.8%		95.5%	6.3%	(2)
Crum & Forster	98.2%	97.7%		99.8%	8.5%
Zenith	79.7%	82.5%		87.5%	4.3%
Brit	97.9%	94.9%	(1)	–	–
OdysseyRe	88.7%	84.7%		84.7%	0.2%
Fairfax Asia	86.4%	87.9%		86.7%	9.9%
Other Insurance and Reinsurance	93.7%	89.6%		94.7%	(6.4)%

Consolidated	92.5%	89.9%		90.8%	3.8%	(3)

(1)
For the period since its acquisition on June 5, 2015

(2)
An increase of 10.1% in Canadian dollars

(3)
Insurance and reinsurance operations excluding Brit

Despite experiencing one of the most severe catastrophe losses in Canadian history, the Fort McMurray wildfires, Northbridge produced a solid combined ratio of 94.9% in 2016. Over the years, Northbridge has displayed a record of reserving excellence, and last year was no exception. Its underwriting profit of $46 million benefited from strong reserve releases from the past. Net premiums were up 10% in the year (in Canadian dollars), driven by strong brand recognition, superior customer service and the development of new distribution channels. Northbridge has flourished under Silvy Wright's leadership. She and her colleagues are well-positioned to continue the positive results.

After having successfully engineered its transformation into a leading specialty insurer, Crum & Forster posted its third straight year of underwriting profit. As profitable new business comes on line, we expect the 98.2% combined ratio in 2016 can move further into the black in the years ahead. Marc Adee and his team grew their net premiums by 8.5% last year, principally in the A & H segment and due to several bolt-on acquisitions in various niches.

Zenith, under the guidance of Kari Van Gundy, posted an outstanding combined ratio of 79.7%, generating an underwriting profit of $164 million. Zenith is a great example of the Fairfax style in practice. During the early years of our ownership, the company's underwriting results suffered under the weight of an elevated expense ratio. Rather than force massive cuts to bring down expense, we exercised patience and supported Zenith's strategy. We are being rewarded in spades! Today, we do not think there is another worker's compensation specialist that can rival the expertise Zenith brings to bear on this very complex line of business.

In its second year since its acquisition by Fairfax, Brit produced a combined ratio of 97.9%, up modestly over 2015 due to increased catastrophe losses. The increased use of reinsurance and heightened discipline in the most challenging market segments led to a decline in net premiums of 9.2% year over year. Entering 2017, Mark Cloutier has passed the CEO role to long term Brit underwriting captain, Matthew Wilson. Mark will remain as Executive Chairman, and will assist us in other areas of the Fairfax group where his long experience and judgment will come in handy.

Brian Young and the crew at OdysseyRe put up another exceptional performance, with a combined ratio of 88.7%. This is the fifth consecutive year that OdysseyRe has produced a combined ratio below 90%, resulting in $235 million of underwriting profit. Within OdysseyRe, its specialty insurer, Hudson, is approaching the $1 billion mark in gross premiums, and itself produced a combined ratio in the mid-90s. OdysseyRe's strong reserve position remains a major plus, and its wide diversification of business sets it up to thrive going forward.

From Singapore, Mr. Athappan directed Fairfax Asia to another outstanding year. Its combined ratio of 86.4% generated an underwriting profit of $41 million. Led by our flagship First Capital in Singapore, Fairfax Asia continues to expand its regional footprint through acquisitions, most recently in Indonesia. We now have subsidiaries operating in Singapore, Hong Kong, Malaysia, Sri Lanka and Indonesia. In addition to our minority position in ICICI Lombard, we also have influential positions in insurance companies in China, Thailand and Vietnam. Fairfax Asia features excellent leadership at all of its companies: Mr. Athappan at Fairfax Asia and First Capital, Gobi Athappan at Fairfax Asia and Pacific Insurance, Cody Hui at Falcon Insurance, Sanjeev Jha at Fairfirst Insurance in Sri Lanka (formerly Union Assurance) and Linda Delhaye at AMAG. Sam Chan and Paul Mulvin have been instrumental in our growth throughout the region, working of course with Mr. Athappan. We are pleased with the number of platforms we have assembled and we see vast opportunity in Asia in the years and decades ahead.

Grouped in our Other Segment, we have Advent at Lloyds, Fairfax Brasil, Colonnade (Central and Eastern Europe) and Polish Re. These operations are led by Nigel Fitzgerald, Bruno Camargo, Peter Csakvari and Monika Wozniak-Makarska respectively. New to the group is the former Zurich South African business, newly renamed Bryte Insurance, led by Edwyn O'Neill. We look forward to Edwyn's contribution in 2017.

Our partnership in Gulf Insurance Group of Kuwait was again rewarding in 2016, as the various companies of Gulf combined to produce another combined ratio in the mid-90s. Bijan Khosrowshahi has been instrumental in managing our relationship with Gulf, working closely with Khaled Saoud Al-Hassan, Gulf's excellent CEO.

Finally, we were delighted in 2016 to bring into the Fairfax family Eurolife, a Greek company writing both life and P & C products. Eurolife is led by Alex Sarrigeorgiou, and has produced excellent results in both segments.

The table below shows you our international operations as at December 31, 2016:

					Fairfax Share
	Shareholders' Equity	Gross Premiums Written	Investment Portfolio	Fairfax Ownership	Shareholders' Equity	Gross Premiums Written
Consolidated
Brit	1,664	1,912	3,900	73%	1,206	1,386
First Capital (Singapore)	484	393	687	98%	473	384
Bryte Insurance (South Africa)(1)	131	269	226	100%	131	269
Advent	151	258	482	100%	151	258
Fairfax Brasil	52	145	131	100%	52	145
Polish Re	74	67	180	100%	74	67
Colonnade (Central and Eastern Europe)	30	24	33	100%	30	24
Pacific Insurance (Malaysia)	93	119	130	85%	79	101
Falcon Insurance (Hong Kong)	65	69	138	100%	65	69
Fairfirst Insurance (Sri Lanka)(1)	31	64	44	78%	24	50
AMAG (Indonesia)(1)	220	105	121	80%	176	84

	2,995	3,425	6,072		2,461	2,837

Non-consolidated
ICICI Lombard (India)(2)	541	1,443	2,058	35%	187	499
Alltrust Insurance (China)(2)	376	968	855	15%	56	145
Gulf Insurance (Middle East)	264	705	716	41%	109	292
Eurolife (Greece)	421	549	2,354	40%	168	220
BIC (Vietnam)(2)	90	79	136	35%	32	28
Falcon Insurance (Thailand)	16	49	39	41%	7	20

	1,708	3,793	6,158		559	1,204

Total International Operations	4,703	7,218	12,230		3,020	4,041

(1)
Full year 2016 premium

(2)
As at and for the 12 months ended September 30, 2016

As I mentioned to you last year, there is much opportunity for growth in these countries as insurance is very underpenetrated in most of them. For example, in the United States, non-life premiums as a percentage of GDP is 4.2%, while in most of the above countries where we write business it is less than 2%, and in some cases less than 1%. We are excited about this growth opportunity.

All of our companies are well capitalized, as shown in the table below:

	As at and for the Year Ended December 31, 2016
	Net Premiums Written	Statutory Surplus		Net Premiums Written/Statutory Surplus
Northbridge	Cdn 1,247.0	Cdn 1,368.4		0.9x
Crum & Forster	1,801.1	1,218.9		1.5x
Zenith	819.4	563.6		1.5x
Brit	1,480.2	1,148.0		1.3x
OdysseyRe	2,100.2	3,964.3	(1)	0.5x
Fairfax Asia	303.1	784.1	(2)	0.4x
(1)
IFRS total equity

(2)
IFRS total equity excluding equity accounted investments in ICICI Lombard and BIC

On average we are writing at about 1.0 times net premiums written to surplus. In the hard markets of 2002 – 2005 we wrote, on average, at 1.5 times. We have significant unused capacity currently and our strategy during the times of soft pricing is to be patient and stand ready for the hard markets to come.

The accident year combined ratios of our companies from 2007 onwards are shown in the table below:

	2007 – 2016
	Cumulative Net Premiums Written	Average Combined Ratio
	($ billions)
Northbridge	Cdn 10.9	101.1%
Crum & Forster	11.8	102.3%
OdysseyRe	21.3	92.9%
Fairfax Asia	2.0	86.3%

Total	46.0	97.0%

The table, comprising a full decade with a hard and soft market and extreme catastrophe losses in 2011, demonstrates the quality of our insurance and reinsurance companies. It shows you the cumulative business each company has written in the past ten years and each company's average accident year combined ratio during those years. Results in total are excellent – but there is no complacency as our Presidents, with Andy Barnard's help, continue to focus on developing competitive advantages that will ensure these combined ratios are sustainable through the ups and downs of the insurance cycle.

The table below shows the average annual reserve redundancies for our companies for the past ten years (business written from 2006 onwards):

2006 – 2015 Average Annual Reserve Redundancies
Northbridge	14.1%
Crum & Forster	1.2%
OdysseyRe	12.0%
Fairfax Asia	9.9%

The table shows you how our reserves have developed for the ten accident years prior to 2016. We are very pleased with this reserving record, but given the inherent uncertainty in setting reserves in the property casualty business, we continue to be focused on being conservative in our reserving process. More on our reserves in the MD&A and the Annual Financial Supplement for the year ended December 31, 2016 available on our website www.fairfax.ca.

Our runoff operations under Nick Bentley continued to be an important contributor to the group. During the year, Nick and his team, always active in seeking runoff opportunities to add to their business, acquired four runoff books. Although runoff's 2016 was not as good as last year because of investment losses and some asbestos reserve development, cumulative pre-tax profit from runoff in the last ten years amounted to $766 million.

We have updated the float table that we show you each year for our insurance and reinsurance companies:

Year	Underwriting Profit	Average Float	Cost (Benefit) of Float	Average Long Term Canada Treasury Bond Yield
1986	3	22	(11.6)%	9.6%
2007	239	8,618	(2.8)%	4.3%
2016	576	13,749	(4.2)%	1.9%
Weighted average last ten years			(1.1)%	3.1%
Fairfax weighted average financing differential last ten years: 4.2%

Float is essentially the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. Our long term goal is to increase the float at no cost, by achieving combined ratios consistently at or below 100%. This, combined with our ability to invest the float well, is why we feel we can achieve our long term objective of compounding book value per share by 15% per annum. In the last ten years, our float has cost us nothing (in fact, it provided a 1.1% benefit per year) – significantly less than the 3.1% that it cost the Government of Canada to borrow for ten years.

The table below shows you the breakdown of our year-end float for the past five years:

	Insurance and Reinsurance
								Total Insurance and Reinsurance
Year	Northbridge	Crum & Forster	Zenith	Brit	OdysseyRe	Fairfax Asia	Other		Runoff	Total
	($ billions)
2012	2.3	2.4	1.2	–	4.9	0.5	1.0	12.2	3.6	15.9
2013	2.1	2.3	1.2	–	4.7	0.5	1.0	11.8	3.7	15.6
2014	1.9	2.6	1.2	–	4.5	0.5	0.9	11.6	3.5	15.1
2015	1.6	2.6	1.2	2.7	4.2	0.6	0.8	13.7	3.4	17.1
2016	1.7	2.7	1.2	2.8	4.0	0.6	0.9	13.8	2.9	16.7

In the past five years our float has increased by 5.0%, due to acquisitions and organic growth in net premiums written at Crum & Forster, Zenith and Fairfax Asia. The decrease in 2016 was due to foreign exchange movements and reserve releases, particularly at Northbridge and OdysseyRe.

Of course, our float and float per share have grown tremendously since we began in 1985, as the table below shows. This has been one of the key reasons for our success in the past and will continue to be a key reason in the future.

	Total Float	Float per Share
1985	13	$ 2 1/2
1990	164	30
1995	653	74
2000	5,877	449
2005	8,757	492
2010	13,110	641
2016	16,673	722

At the end of 2016 we had $722 per share in float. Together with our book value of $367 per share and $142 per share in net debt, you have approximately $1,231 in investments per share working for your long term benefit – about 5.7% lower than at the end of 2015.

The table below shows the sources of our net earnings. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2016	2015
Underwriting – insurance and reinsurance
Northbridge	46.3	71.4
Crum & Forster	32.4	35.4
Zenith	164.1	134.4
Brit	29.1	45.4
OdysseyRe	235.2	336.9
Fairfax Asia	41.1	34.8
Other	27.7	46.2

Underwriting profit	575.9	704.5
Interest and dividends – insurance and reinsurance	463.3	477.0

Operating income	1,039.2	1,181.5
Runoff (excluding net gains (losses) on investments)	(149.4)	(74.1)
Non-insurance operations	133.5	127.8
Interest expense	(242.8)	(219.0)
Corporate overhead and other	(131.2)	(132.5)

Pre-tax income before net gains (losses) on investments	649.3	883.7
Net realized gains before equity hedges	563.4	1,049.7

Pre-tax income including net realized gains but before unrealized gains (losses) and equity hedges	1,212.7	1,933.4
Net change in unrealized gains (losses) before equity hedges	(574.1)	(1,810.7)
Equity hedging net gains (losses)	(1,192.9)	501.8

Pre-tax income (loss)	(554.3)	624.5
Income taxes and non-controlling interests	41.8	(56.8)

Net earnings (loss)	(512.5)	567.7

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff and non-insurance operations (which shows the pre-tax income (loss) before interest of Cara (which owns St. Hubert acquired on September 2, 2016 and Original Joe's acquired on November 28, 2016), The Keg, Praktiker, Sporting Life, William Ashley, Golf Town (acquired on October 31, 2016), Pethealth, Thomas Cook India (which owns Quess and Sterling Resorts) and Fairfax India). Net realized gains before equity hedges, net change in unrealized gains (losses) before equity hedges, and equity hedging net gains (losses) are shown separately to help you understand the composition of our earnings. In 2016, after interest and dividend income, our insurance and reinsurance companies had operating income of $1.0 billion. Excluding unrealized gains (losses) and equity hedging, our pre-tax income was $1.2 billion. All in, after-tax loss was $513 million. (See more detail in the MD&A.)

Financial Position

	2016	2015
Holding company cash and investments (net of short sale and derivative obligations)	1,329.4	1,275.9

Borrowings – holding company	3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	435.5	468.5
Borrowings – non-insurance companies	859.6	284.0

Total debt	4,767.6	3,351.5

Net debt	3,438.2	2,075.6

Common shareholders' equity	8,484.6	8,952.5
Preferred stock	1,335.5	1,334.9
Non-controlling interests	2,000.0	1,731.5

Total equity	11,820.1	12,018.9

Net debt/total equity	29.1%	17.3%
Net debt/net total capital	22.5%	14.7%
Total debt/total capital	28.7%	21.8%
Interest coverage	n/a	3.9	x
Interest and preferred share dividend distribution coverage	n/a	2.9	x

At the end of 2016 we maintained our strong financial position, with the holding company continuing to hold cash and marketable securities of well over $1 billion, and having only limited debt maturities in the next three years. Please note that the non-insurance long term debt has not been guaranteed by Fairfax.

On March 2, 2016 we sold 1 million shares of Fairfax at Cdn$735 per share to partially fund the acquisition of Eurolife and the purchase of an additional 9% of ICICI Lombard and to maintain a very strong financial position in these uncertain times.

Our debt to equity and debt to capital ratios have gone up because of the loss in 2016, some debt issues we did to refinance near term maturities and increases in non-insurance debt. We are focused on getting these ratios down as soon as we can.

Investments

The table below shows the time-weighted compound annual returns (including equity hedging) achieved by Hamblin Watsa, Fairfax's wholly-owned investment manager, on the stocks and bonds of our companies managed by it during the past 15 years, compared to the benchmark index in each case:

	5 Years	10 Years	15 Years
Common stocks (with equity hedging)	(7.3)%	0.4%	7.6%
S&P 500	14.7%	6.9%	6.7%
Taxable bonds	6.0%	9.6%	10.3%
Merrill Lynch U.S. corporate (1-10 year) bond index	3.8%	4.9%	5.1%

As the table shows, hedging our common equity exposures has been very costly for us over the last five years. Not only did the stock markets do well in the last five years but our stock selections, overall, did poorly. Not our finest hour!

Of course, our bond returns have been outstanding!

However, as we have said in the past, we protected ourselves from the many risks that we discussed in previous Annual Reports – risks that if they came to pass, would have destroyed many companies. We bought "insurance" but "insurance" was not needed as the economy muddled through with low economic growth of 1% – 2%, a possibility we recognized in our 2012 and 2013 Annual Reports. However, as we said earlier, we think the U.S. presidential election on November 8, 2016 changed the world for us. The new administration's business friendly policies, if adopted, should light up "animal spirits" in the U.S. and result in much higher economic growth than what has prevailed in the last eight years. The new policies, including a significantly lower corporate tax rate, less regulation and dramatically higher spending on infrastructure, have a high probability of being adopted because the Republicans control the White House, the Senate and the House of Representatives. So the chances of these policies being adopted are very high, but there are risks that they could be derailed. The biggest risk in our minds is U.S. protectionism that could result in worldwide retaliation leading to a collapse in world trade. A border adjustment tax or more direct tariffs on imports into the U.S. could hasten this possibility. We will wait and see, and believe there is a good chance that wiser heads will prevail.

On the other hand, slower economic growth in the last eight years in the U.S. has resulted in significant pent-up demand in many sectors of the economy. For example, U.S. residential housing starts have averaged 0.9 million annually in the last ten years, the lowest ten-year average since at least 1969. To bring this average to more normal levels requires the U.S. to build eight million more homes in the next decade. When you consider new family formations in the U.S. of 1.2 million annually and 200,000 to 300,000 homes being demolished or destroyed annually due to fires or other such events, then if the new administration makes the average American more confident in his or her prospects, you can see housing potentially becoming a very significant source of economic growth in the U.S. Comparable logic also applies to infrastructure in the U.S. (which needs much updating) and to other areas of the U.S. economy.

In our minds, if the U.S. has higher economic growth of 3% plus, the major risks that we have discussed in past Annual Reports are significantly reduced but not eliminated. Why? Because the U.S. is the largest economy in the world and is the only economy that can impact the world in any significant manner. So we will continue to watch China (we haven't changed our minds, it is a bubble waiting to burst), Europe and the potential destruction of the euro, and the huge amounts of debt in the world, but our view is that this will be a stock picker's market in which a long term value-oriented investment approach will thrive – and investing with a long term value-oriented approach is what we have done successfully for the last 31 years.

We have protected ourselves from the downside risks by the deflation swaps that we have, our very depressed holdings (like BlackBerry and Eurobank) and lots of cash (in excess of $10 billion as I write this letter to you). So unlike in past Annual Reports, I will de-emphasize discussion of the risks that we see (hasn't helped in the past!!) and focus on how we plan to take advantage of opportunities.

First, a quick update on our deflation swaps.

The table below gives you more details on our CPI-linked derivative contracts as at December 31, 2016:

Underlying CPI Index	Floor Rate(1)	Average Life	Notional Amount	Cost	Cost(2)	Market Value	Market Value(2)	Unrealized Gain (Loss)
		(in years)			(in bps)		(in bps)
United States	0.0%	5.7	46,725.0	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	43,640.4	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	4,077.6	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,322.5	20.7	62.3	0.9	2.7	(19.8)

		5.6	110,365.5	670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
Expressed as a percentage of the notional amount

On average, our CPI-linked derivative contracts have 5.6 years to go and are in our books at only $83.4 million.

The table below shows you the average strike price of our contracts versus the index values at the end of 2016:

Underlying CPI Index	Notional Amount	Weighted Average Strike Price (CPI)	December 31, 2016 CPI
	($ billions)
United States – 0%	46.7	231.39	241.43
United States – 0.5%	12.6	238.30	241.43
European Union	43.6	96.09	101.26
United Kingdom	4.1	243.82	267.10
France	3.3	99.27	100.66

Total	110.4

We plan to hold on to these contracts as they will protect us if the unexpected happens.

The markets are not cheap, so we have to focus always on downside protections with potential upside. Let me give you a few examples of how we have done this to date.

This year we were re-united with Joe Randell and his team at Chorus Aviation. We sold our block of shares in the company in 2013 but we stayed in touch ever since. Late in 2016 Joe approached us to back his new aircraft leasing business and we jumped at the opportunity, committing up to Cdn$200 million in a debt and warrant financing. The debt has a term of seven years, is secured with planes from Chorus and yields 6%, while the warrants are exercisable at Cdn$8.25 per share for seven years. We look forward to supporting Joe and the team at Chorus as they expand their business in the years ahead.

We had the opportunity to invest Cdn$150 million in 5% seven-year secured debentures and 6% preferred securities and seven-year warrants exercisable at Cdn$8.81 per share of Mosaic Capital, led by John Mackay, Harold Kunik and Mark Guardhouse. John and Harold founded Mosaic in 2006 based on value investing principles applied to majority investments in many excellent cash flow businesses such as Printing Unlimited, Ambassador Mechanical and Bassi Construction. The decentralized, cash flow-focused approach applied by the Mosaic team with small and medium-sized businesses fits well with the Fairfax culture. We believe that there will be many areas for collaboration and co-operation in the future.

In a similar vein, we recently announced an investment of Cdn$100 million in 5% preferred shares plus seven-year warrants, exercisable at Cdn$15.00 per share, of Altius Minerals. Brian Dalton founded Altius in 1997 at the ripe old age of 23, focusing on early stage, high potential mining projects and selling them to major mining companies in exchange for royalty interests (Altius does not take the risks of bringing the projects into production). Brian has grown the company from scratch to an asset base of close to Cdn$500 million and equity in excess of Cdn$350 million through diligent implementation of his business model. We are excited to partner with Brian and his team in building a Canadian mineral royalty powerhouse.

As we said to you earlier, we have locked in our large net capital gains since year-end 2009 in long term bonds as we have effectively reduced the duration of our remaining fixed income portfolio (including short term treasury bill instruments) to approximately one year by selling the underlying bonds outright or purchasing a "treasury lock". The use of a treasury lock means that the bonds are effectively sold, as they are immunized against rising long U.S. Treasury rates. Our approximate net gains over the period in Treasuries amounted to $1.1 billion and in both taxable and tax exempt munis amounted to $1.3 billion. If you will remember, in the midst of the great financial crisis, Brian Bradstreet purchased California taxable bonds in 2009 when the state was on the brink of being downgraded to "junk" status, and was able to acquire a very large position (in excess of $1 billion at cost) at a cash coupon annual yield in excess of 7.3%. Fast forward seven years: the net capital gain on that position is approximately $490 million, with about 45% of that realized and the balance significantly protected with a treasury lock at year-end (the balance has since been sold and the treasury lock removed). Also during the crisis, a large position in Berkshire Hathaway-insured long dated tax exempt bonds was purchased as numerous leveraged muni funds were subject to adverse margin calls in a very illiquid environment. We jumped at the opportunity when such insured bonds became available, investing approximately $3.6 billion at significant discounts to par and very attractive after-tax-equivalent yields. The net capital gain on these bonds is approximately $550 million, with 49% of that realized and the balance either pre-refunded or significantly protected with the treasury lock.

Please be very careful of the housing markets in Canada. House prices continue to move up rapidly – and I thought they were high a few years ago! The high tech area also feels like a bubble with stock prices continuing to go up significantly since I last updated a table of high tech stocks last year. As I write this letter to you, Snap went public at $17 per share but opened for trading up 40% at $24 per share, a market cap of $33 billion on sales of only $404 million and losses of $515 million. We do not understand these markets and are staying away from them. Caveat emptor!!

Our investment team has been bolstered by Lawrence Chin who joined us after spending 17 years at Cundill as a portfolio manager with excellent results and Jamie Lowry who joined us after spending 12 years at Schroders as a portfolio manager with great results. Lawrence, based in Vancouver, will, along with Chandran Ratnaswami and Yi Sang, be responsible for our Asian portfolios, and Jamie, based in London, will be responsible for our European and British portfolios, both working with our outstanding investment team of Roger Lace, Brian Bradstreet, Paul Rivett, Chandran Ratnaswami, Wade Burton, Sam Mitchell, Peter Furlan, Paul Ianni, Quinn McLean and Jeff Ware.

Miscellaneous

Our annual dividend remained the same in 2016. Since we began paying dividends in 2001, we have paid cumulative dividends per share of $93. Hope you have used them wisely!

We have an outstanding corporate culture that we have developed over the last 31 years. We call it the fair and friendly corporate culture based on following the golden rule: treating everyone as we want to be treated ourselves. This culture and our decentralized structure have attracted many excellent companies and management to our fold. And we have just begun! Having said that, we are raising our threshold for acquisitions now so as to benefit from the ones we have already made – and to buy back our stock. Our hero, Henry Singleton, whom I have mentioned before in our Annual Reports, built Teledyne by taking shares outstanding from seven million in 1960 to 88 million in 1972 and then down to 12 million in 1987 – an 87% drop in shares outstanding. Our long term focus is clear.

Recently, we created a company called Fairfax Africa which was listed on the TSX on February 17, 2017, having raised $500 million (we invested $325 million in it). The reasons behind this are similar to Fairfax India. Four years ago, Paul Rivett, Quinn McLean and I met Mike Wilkerson and Neil Holzapfel, and together we took Afgri private off of the Johannesburg exchange. Afgri has been a great investment and most importantly we were very impressed with Mike and Neil who had specialized in Africa for the past decade. With Neil and two partners permanently located in South Africa, we decided to create Fairfax Africa to take advantage of the significant opportunities there.

For the first time since we began, we updated our Guiding Principles (included as an Appendix to this Annual Report, as always) to make explicit a couple of items which were always understood and regularly mentioned – that our investing will always be conducted on a long term value-oriented philosophy, and that we recognize the importance of giving back to the communities where we operate.

As I have said before, we now have a long term track record of treating everyone we deal with fairly – be it customers, employees, shareholders, the communities where we operate, sellers of companies, or anyone else. Our reputation is now our biggest strength – and one we guard fiercely. This principle of treating people in a "fair and friendly" way is firmly embedded in our culture and backed by our Guiding Principles. I am really excited about our small holding company team that with great integrity, team spirit and no egos keeps the whole company going forward, protecting us from unexpected downside risks and taking advantage of opportunities when they arise. This team is led by our President, Paul Rivett. There is no one more hard working than Paul or who represents our culture so well, and he is a delight to work with! Paul leads our efforts in all areas but particularly the non-insurance acquisitions we have made. He, of course, is backed by a fantastic team of officers whom I again want to thank on your behalf. They are David Bonham, Peter Clarke, Jean Cloutier, Vinodh Loganadhan, Brad Martin, Rick Salsberg, Ronald Schokking and John Varnell. The glue that keeps our company together is trust and a long term focus. From our Board of Directors through our officers and all our employees, you can count on them to do the right thing, always taking the long term view. Our Presidents, officers and investment principals are ultimately the strength of our company and the reason I am so excited about our future.

This year we're looking forward to welcoming two new directors who will be valuable additions to our Board – Karen Jurjevich, the Principal of Branksome Hall in Toronto, and Lauren Templeton, the founder and President of Templeton and Phillips Capital Management in Chattanooga, Tennessee. Many thanks to our excellent directors, all of whom are dedicated to Fairfax and to providing us the benefit of their experience and wisdom.

We continue to encourage all our employees to be owners of our company through our employee share ownership plan, under which our employees' share purchases by way of payroll deduction are supplemented by contributions by their employer. It is an excellent plan and employees have had great returns over the long term, as shown below:

	Compound Annual Return
	5 Years	10 Years	15 Years	20 Years	Since Inception
Employee Share Ownership Plan	25%	18%	17%	13%	17%

Our donations program continues to thrive across the communities all over the world where we do business. Our employees are all pitching in and having "fun", helping people less fortunate. In 2016, we donated $12.6 million for a total of over $155 million since we began. Over the 26 years since we began our donations program, our annual donations have gone up approximately 75 times at a compound rate of 18% per year. Here are a few examples of our company donations that I would like to highlight.

First of all, we were privileged to donate Cdn$1 million to the Red Cross for disaster relief in Fort McMurray, which suffered the worst natural disaster in Canadian history.

Northbridge's Northbridge Cares program focuses on empowering, educating and supporting Canadian youth to achieve success. Northbridge partnered with six charitable organizations that directly benefit the communities where its customers and employees live and work, including Partners for Mental Health, United Way and Pathways to Education. Northbridge's employees are also passionate about their communities and together with Northbridge have donated over $1 million in support of its charitable partners, including almost $250,000 raised as part of the annual Give Together campaign.

Crum & Forster's giving strategy focuses on health and wellness issues. Crum supports the Morristown Medical Center and looks to make a meaningful impact on people and their lives by sponsoring an annual volunteer day where employees spend the whole day volunteering in local communities across the country where the company has offices.

Zenith writes a significant amount of its business in the California agricultural sector and gives back to that community financially and through the active participation of its employees. Zenith supported a number of causes this year with a particular emphasis on organizations that provide various educational and leadership development programs, including the California Foundation for Agriculture in the Classroom, the California Agricultural Leadership Foundation and the California Future Farmers of America Association.

Each year Brit supports ten charities chosen by its employees, which for 2016 were the Motor Neuron Disease Association, Blossom Trust, Autistica, Action Duchenne, The Disability Foundation, O2E, Horatio's Garden, Rockinghorse, Bountiful Blessings and Philabundance. Brit has also partnered with Decoda, a Canadian charity working to increase the literacy and learning skills of children in foster care; the Kibera Girls Education Fund, a Kenya-based charity working to rescue girls from the perils of sexual assault and early pregnancy; and the Creative Corrections Education Foundation, a U.S. charity helping the children of incarcerated parents through education.

OdysseyRe continues to support Little Havens Hospice in London, Institut Pasteur in Paris, AmeriCares for its global disaster relief programs and many other organizations around the world. One of the OdysseyRe Foundation's long term grants became a reality in September when the doors opened at the newly constructed state-of-the-art OdysseyRe Emergency Department within the new Stamford Hospital.

RiverStone U.S. continues to partner with City Year, which serves students who are at risk of dropping out of the local elementary schools. The City Year effort is centered around young volunteers, typically recent college graduates, who commit to live and work in Manchester, NH for a year to provide support and programs to the students.

RiverStone U.K. supports charities nominated by employees in each of its three offices, including a sanctuary for young homeless people, care for terminally ill patients and a hospice program which offers respite and palliative care to babies.

Similarly our companies in Asia, Europe and other parts of the world all support and contribute to charities in their communities, regularly at the direction of the companies' employees. In my travels to each of our companies, I am amazed by how many lives our employees have touched and the joy and satisfaction they get from helping others. As I have said, when a business does well, the shareholders, employees and communities we do business in all benefit.

We are looking forward to seeing you at our annual meeting in Toronto at 9:30 a.m. (Eastern time) on April 20, 2017 at Roy Thomson Hall. As in the past few years, we will have booths (the number grows each year) which will provide information and allow you the opportunity to interact with the Presidents and senior members of our insurance companies, such as Northbridge, Crum & Forster, Zenith, Brit, OdysseyRe, ICICI Lombard, Fairfax Asia (which now includes AMAG, our new venture in Indonesia, and Fairfirst, our insurance operation in Sri Lanka), and our partners in the Middle East, the Gulf Insurance Group, along with Colonnade which covers Central and Eastern Europe. Continuing this year, for all you pet lovers, Sean Smith and his team at Pethealth will be on hand to help you insure your favorite pet: Sean said that he did not have enough takers last year so would like to see more of you stop by. To give you ample time to visit all our booths, the doors will open at 8:00 a.m.

The Fairfax Leadership Workshop continues to grow and we have about 125 individuals who have attended the program. Many have moved on to senior leadership roles and some are running our companies. You will recognize them by the special pins that they wear that even I do not get. You will see them at the various insurance company booths, so stop by and speak to them. In addition, the booths will showcase some of our non-insurance company investments – William Ashley, Sporting Life, Arbor Memorial, Kitchen Stuff Plus, Quess, Golf Town, Boat Rocker Media and Blue Ant Media. Last year I highlighted our new innovation lab that we started in Waterloo, for which we created our FairVentures company. The innovation lab is up and running under the able leadership of Dave Kruis, so please visit their booth, as Dave promises to have an interactive experience for you all.

Like last year, we have Cara, The Keg and McEwan's, led by celebrity chef Mark McEwan, to help tantalize your taste buds. I reiterate we are now one of the leading restaurant companies in Canada: you cannot go too far before you come across one of our restaurants in either the fast food or fine dining space. Madhavan Menon from Thomas Cook has said that not enough shareholders have taken advantage of the discount to take your family for a trip of a lifetime to India, so he will be looking out for you this time, in case you did not avail of it last year! I may be biased but I took our Board, Presidents and officers and we had a "trip of a lifetime" in India, so take it from a satisfied customer and sign up, you won't be disappointed! Come early and visit all our booths, many showcasing for the first time, such as a number of the companies in India that we have invested in; Golf Town, where you can improve your putting on a three-hole contest, with the winner getting a prize; and Bauer, where they will auction a spot for a once-in-a-lifetime hockey experience at a Bauer event, where the successful bidder will get a "behind the scenes" peek at NHL stars in action, talk hockey while enjoying dinner with the players, and choose a personalized, autographed jersey from a participating Bauer athlete – so please bid generously as the money raised will be donated to the Crohn's and Colitis Foundation. It is a great opportunity for you to learn more about our companies as well as to get some discounts for shopping at William Ashley and Sporting Life and dining at Cara and The Keg.

Bill Gregson, David Aisenstat and Mark McEwan will have their chefs on hand to prepare a few of the signature items sold at their restaurants for you to sample at their booths in the foyer after our meeting ends. To avoid the lines at all the food stations, we have expanded the area so please walk around, sample the various offerings and visit all of our companies. Let the experience not end at our meeting. We also encourage you after the meeting to dine at their restaurants that are within walking distance from Roy Thomson Hall or at a location close to you. We will have booths featuring some of our major charity partners – The Hospital for Sick Children, Americares, Global Public Health and the Royal Ontario Museum – so you can see firsthand how we reinvest into the communities in which we do business. Doing good by doing well!! Hopefully in the spirit of giving, you will be inclined to make an additional contribution!

As in the past, highlighted will be two excellent programs that we support: the Ben Graham Centre for Value Investing with George Athanassakos at the Ivey School of Business, and the Actuarial Program at the University of Waterloo – both among the best in North America! This year the staff at the University of Waterloo booth will again include co-op students working at our companies. I encourage you to speak to them: I assure you that you will be impressed. Many of you have hired, and will want to continue to hire, a few more at your own companies: the University will have someone on hand to let you know how you can go about doing so. George will also have many of his MBA students on hand, so speak to them: you may want to hire them as well. George runs a Value Investing Conference the day before our meeting. This will be its sixth year and in case you have not attended, please check the website for details (www.bengrahaminvesting.ca). I highly recommend it and it is well worth your time to attend. Many who have attended have mentioned to me that it is one of the best of its kind, and this year's lineup of speakers is outstanding!

Also as we have done in the past, we will be giving you a book by Sir John Templeton: this year, "The Essential Worldwide Laws of Life", which has a foreword by Stephen Post, who has graciously autographed the book. As I have always said, Sir John was a mentor to me and the great admiration that I have had for him and the influence that he has had on me personally and others in our company will always resonate with us. Sanjeev Parsad will hand out the book for a donation of your choosing, and all the money collected will go to the Crohn's and Colitis Foundation in memory of my assistant Jo Ann Butler. Sanjeev has raised a little over Cdn$130,000 to date. Hats off to Sanjeev for spearheading this valiant effort.

Similarly to last year, Fairfax India (of which many of you are also shareholders) will hold its annual meeting at 2:00 p.m. at Roy Thomson Hall. Chandran Ratnaswami, Jenn Allen, John Varnell, Harsha Raghavan and the CEOs of many of Fairfax India's investees will be on hand to answer any questions you may have. Fairfax India will also showcase the companies in its portfolio at the booths in the foyer, so stop by and visit them and hear firsthand all the wonderful things taking place in India and the vast potential that lies ahead there.

Fairfax Africa, led by Michael Wilkerson and his partner Neil Holzapfel, will also be there to discuss the potential we see in Africa.

So, as we have done for the last 31 years, we look forward to meeting you, our shareholders, and answering all your questions, as well as getting you to meet our dedicated directors and the fine men and women who work at and run our companies. I personally am inspired each and every time that I meet you all, and when I hear your stories I want to work twice as hard to make a return for you in the long term. We are truly blessed to have the loyal shareholders that we have and I look forward to seeing you at our shareholders' meeting in April.

March 10, 2017

V. Prem Watsa
 Chairman and Chief Executive Officer

Management's Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax's Chief Executive Officer and Chief Financial Officer, have certified Fairfax's annual disclosure documents filed with the Canadian Securities Administrators and the Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management's assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax's internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that the company's internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the company's internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears herein.

March 10, 2017

V. Prem Watsa Chairman and Chief Executive Officer	David Bonham Vice President and Chief Financial Officer

Independent Auditor's Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed integrated audits of Fairfax Financial Holdings Limited (the Company) and its subsidiaries' 2016 and 2015 consolidated financial statements and their internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2016, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2016 in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited the Company's internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting on page 28.

Auditor's responsibility

Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Fairfax Financial Holdings Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

March 10, 2017

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Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2016 and December 31, 2015

	Notes	December 31, 2016	December 31, 2015
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $94.4; December 31, 2015 – $62.8)	5, 27	1,371.6	1,276.5
Insurance contract receivables	10	2,917.5	2,546.5
Portfolio investments
Subsidiary cash and short term investments	5, 27	9,938.0	6,641.6
Bonds (cost $8,699.1; December 31, 2015 – $11,258.9)	5	9,323.2	12,286.6
Preferred stocks (cost $111.2; December 31, 2015 – $220.5)	5	69.6	116.6
Common stocks (cost $4,824.0; December 31, 2015 – $6,004.2)	5	4,158.8	5,358.3
Investments in associates (fair value $2,955.4; December 31, 2015 – $2,185.9)	5, 6	2,393.0	1,730.2
Derivatives and other invested assets (cost $546.2; December 31, 2015 – $628.5)	5, 7	179.7	500.7
Assets pledged for short sale and derivative obligations (cost $223.9; December 31, 2015 – $322.9)	5, 7	228.5	351.1
Fairfax India cash and portfolio investments (cost $983.0; December 31, 2015 – $848.7)	5, 27	1,002.6	847.4

		27,293.4	27,832.5

Deferred premium acquisition costs	11	693.1	532.7
Recoverable from reinsurers (including recoverables on paid losses – $290.9; December 31, 2015 – $286.3)	9	4,010.3	3,890.9
Deferred income taxes	18	732.6	463.9
Goodwill and intangible assets	12	3,847.5	3,214.9
Other assets	13	2,518.4	1,771.1

Total assets		43,384.4	41,529.0

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2016	December 31, 2015
		(US$ millions)
Liabilities
Accounts payable and accrued liabilities	14	2,888.6	2,555.9
Income taxes payable	18	35.4	85.8
Short sale and derivative obligations (including at the holding company – $42.2; December 31, 2015 – $0.6)	5, 7	234.3	92.9
Funds withheld payable to reinsurers		416.2	322.8
Insurance contract liabilities	8	23,222.2	23,101.2
Borrowings – holding company and insurance and reinsurance companies	15	3,908.0	3,067.5
Borrowings – non-insurance companies	15	859.6	284.0

Total liabilities		31,564.3	29,510.1

Equity	16
Common shareholders' equity		8,484.6	8,952.5
Preferred stock		1,335.5	1,334.9

Shareholders' equity attributable to shareholders of Fairfax		9,820.1	10,287.4
Non-controlling interests		2,000.0	1,731.5

Total equity		11,820.1	12,018.9

		43,384.4	41,529.0

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		(US$ millions except per share amounts)
Revenue
Gross premiums written	10, 25	9,534.3	8,655.8

Net premiums written	25	8,088.4	7,520.5

Gross premiums earned		9,209.7	8,581.7
Premiums ceded to reinsurers		(1,347.5)	(1,210.7)

Net premiums earned	25	7,862.2	7,371.0
Interest and dividends	5	555.2	512.2
Share of profit of associates	6	24.2	172.9
Net losses on investments	5	(1,203.6)	(259.2)
Other revenue	25	2,061.6	1,783.5

		9,299.6	9,580.4

Expenses
Losses on claims, gross	8	5,682.9	5,098.4
Losses on claims ceded to reinsurers	9	(964.3)	(712.0)

Losses on claims, net	26	4,718.6	4,386.4
Operating expenses	26	1,597.7	1,470.1
Commissions, net	9	1,336.4	1,177.3
Interest expense	15	242.8	219.0
Other expenses	25, 26	1,958.4	1,703.1

		9,853.9	8,955.9

Earnings (loss) before income taxes		(554.3)	624.5
Recovery of income taxes	18	(159.6)	(17.5)

Net earnings (loss)		(394.7)	642.0

Attributable to:
Shareholders of Fairfax		(512.5)	567.7
Non-controlling interests		117.8	74.3

		(394.7)	642.0

Net earnings (loss) per share	17	$(24.18)	$23.67
Net earnings (loss) per diluted share	17	$(24.18)	$23.15
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	23,017	22,070

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		(US$ millions)

Net earnings (loss)		(394.7)	642.0

Other comprehensive loss, net of income taxes	16
Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations		(80.2)	(557.9)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(37.5)	218.8
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	6	(35.6)	(25.0)

		(153.3)	(364.1)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	6	(33.2)	28.8
Net losses on defined benefit plans	21	(18.3)	(6.1)

		(51.5)	22.7

Other comprehensive loss, net of income taxes		(204.8)	(341.4)

Comprehensive income (loss)		(599.5)	300.6

Attributable to:
Shareholders of Fairfax		(696.4)	316.0
Non-controlling interests		96.9	(15.4)

		(599.5)	300.6

	Notes	2016	2015

Income tax expense (recovery) included in other comprehensive income (loss)
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations		14.0	(0.3)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans		3.7	9.7

		17.7	9.4

Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates		10.5	(10.1)
Net losses on defined benefit plans		5.0	3.3

		15.5	(6.8)

Total income tax expense		33.2	2.6

See accompanying notes.

Consolidated Statements of Changes in Equity
for the years ended December 31, 2016 and 2015
(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders' equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings (loss) for the year	–	–	–	–	(512.5)	–	(512.5)	–	(512.5)	117.8	(394.7)
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(61.4)	(61.4)	–	(61.4)	(18.8)	(80.2)
Losses on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	(37.5)	(37.5)	–	(37.5)	–	(37.5)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	–	–	–	–	–	(35.4)	(35.4)	–	(35.4)	(0.2)	(35.6)
Share of net losses on defined benefit plans of associates	–	–	–	–	–	(32.0)	(32.0)	–	(32.0)	(1.2)	(33.2)
Net losses on defined benefit plans	–	–	–	–	–	(17.6)	(17.6)	–	(17.6)	(0.7)	(18.3)
Issuance of shares	523.5	–	15.1	(17.6)	–	–	521.0	–	521.0	–	521.0
Purchases and amortization	(6.1)	–	(64.2)	40.6	–	–	(29.7)	–	(29.7)	(0.8)	(30.5)
Excess of book value over consideration of common shares purchased for cancellation	–	–	–	–	(8.0)	–	(8.0)	–	(8.0)	–	(8.0)
Common share dividends	–	–	–	–	(227.8)	–	(227.8)	–	(227.8)	(41.2)	(269.0)
Preferred share dividends	–	–	–	–	(44.0)	–	(44.0)	–	(44.0)	–	(44.0)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	86.8	86.8
Other net changes in capitalization	3.6	–	–	(4.4)	17.8	–	17.0	0.6	17.6	126.8	144.4

Balance as of December 31, 2016	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1

Balance as of January 1, 2015	3,642.8	3.8	(155.8)	78.4	4,909.9	(118.1)	8,361.0	1,164.7	9,525.7	218.1	9,743.8
Net earnings for the year	–	–	–	–	567.7	–	567.7	–	567.7	74.3	642.0
Other comprehensive loss, net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	–	–	–	–	–	(468.3)	(468.3)	–	(468.3)	(89.6)	(557.9)
Gains on hedge of net investment in Canadian subsidiaries	–	–	–	–	–	218.8	218.8	–	218.8	–	218.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	–	–	–	–	–	(25.0)	(25.0)	–	(25.0)	–	(25.0)
Share of net gains on defined benefit plans of associates	–	–	–	–	–	28.0	28.0	–	28.0	0.8	28.8
Net losses on defined benefit plans	–	–	–	–	–	(5.2)	(5.2)	–	(5.2)	(0.9)	(6.1)
Issuance of shares	587.0	–	15.3	(16.1)	–	–	586.2	179.0	765.2	–	765.2
Purchases and amortization	–	–	(95.5)	34.8	–	–	(60.7)	(8.8)	(69.5)	0.2	(69.3)
Excess of book value over consideration of preferred shares purchased for cancellation	–	–	–	–	4.0	–	4.0	–	4.0	–	4.0
Common share dividends	–	–	–	–	(216.1)	–	(216.1)	–	(216.1)	(5.0)	(221.1)
Preferred share dividends	–	–	–	–	(49.3)	–	(49.3)	–	(49.3)	–	(49.3)
Acquisitions of subsidiaries (note 23)	–	–	–	–	–	–	–	–	–	1,175.4	1,175.4
Other net changes in capitalization	–	–	–	(8.9)	14.5	5.8	11.4	–	11.4	358.2	369.6

Balance as of December 31, 2015	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9

See accompanying notes.

Consolidated Statements of Cash Flows
for the years ended December 31, 2016 and 2015

	Notes	2016	2015
		(US$ millions)
Operating activities
Net earnings (loss)		(394.7)	642.0
Depreciation, amortization and impairment charges	25	191.7	133.3
Net bond premium (discount) amortization		3.6	(0.2)
Amortization of share-based payment awards		40.6	34.8
Share of profit of associates	6	(24.2)	(172.9)
Deferred income taxes	18	(273.8)	(210.4)
Net losses on investments	5	1,203.6	259.2
Net sales (purchases) of securities classified as FVTPL	27	1,119.3	(484.3)
Changes in operating assets and liabilities	27	(607.9)	(56.8)

Cash provided by operating activities		1,258.2	144.7

Investing activities
Sales of investments in associates	6, 23	45.8	201.3
Purchases of investments in associates	6, 23	(735.3)	(313.3)
Net purchases of premises and equipment and intangible assets		(208.3)	(201.3)
Purchases of subsidiaries, net of cash acquired	23	(779.1)	(1,455.6)
Sales of subsidiaries, net of cash divested	23	–	304.4
Decrease (increase) in restricted cash for purchase of subsidiary		6.5	(6.5)

Cash used in investing activities		(1,670.4)	(1,471.0)

Financing activities
Borrowings – holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		637.7	275.7
Repayments		(5.4)	(212.4)
Net borrowings from revolving credit facility		200.0	–
Borrowings – non-insurance companies:	15
Proceeds, net of issuance costs		360.5	54.2
Repayments		(38.9)	(5.8)
Net borrowings from revolving credit facilities		193.6	18.4
Subordinate voting shares:	16
Issuances, net of issuance costs		523.5	575.9
Purchases for treasury		(64.2)	(95.5)
Purchases for cancellation		(14.1)	–
Common share dividends		(227.8)	(216.1)
Preferred shares:	16
Issuance, net of issuance costs		–	179.0
Repurchases for cancellation		–	(4.8)
Preferred share dividends		(44.0)	(49.3)
Subsidiary common shares:
Issuances to non-controlling interests, net of issuance costs	23	157.1	725.8
Net sales to (purchases of) non-controlling interests	23	(74.5)	430.0
Increase in restricted cash related to financing activities		(18.9)	–
Dividends paid to non-controlling interests		(41.2)	(5.0)

Cash provided by financing activities		1,543.4	1,670.1

Increase in cash and cash equivalents		1,131.2	343.8
Cash and cash equivalents – beginning of year		3,125.6	3,018.7
Foreign currency translation		(37.7)	(236.9)

Cash and cash equivalents – end of year	27	4,219.1	3,125.6

See accompanying notes.

Index to Notes to Consolidated Financial Statements

1.	Business Operations	39
2.	Basis of Presentation	39
3.	Summary of Significant Accounting Policies	39
4.	Critical Accounting Estimates and Judgments	50
5.	Cash and Investments	51
6.	Investments in Associates	58
7.	Short Sales and Derivatives	60
8.	Insurance Contract Liabilities	63
9.	Reinsurance	66
10.	Insurance Contract Receivables	67
11.	Deferred Premium Acquisition Costs	67
12.	Goodwill and Intangible Assets	68
13.	Other Assets	70
14.	Accounts Payable and Accrued Liabilities	70
15.	Borrowings	71
16.	Total Equity	73
17.	Earnings per Share	76
18.	Income Taxes	76
19.	Statutory Requirements	79
20.	Contingencies and Commitments	79
21.	Pensions and Post Retirement Benefits	81
22.	Operating Leases	82
23.	Acquisitions and Divestitures	82
24.	Financial Risk Management	87
25.	Segmented Information	104
26.	Expenses	109
27.	Supplementary Cash Flow Information	110
28.	Related Party Transactions	111
29.	Subsidiaries	112

Notes to Consolidated Financial Statements
for the years ended December 31, 2016 and 2015
(in US$ and $ millions except per share amounts and as otherwise indicated)

1.    Business Operations

Fairfax Financial Holdings Limited ("the company" or "Fairfax") is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.    Basis of Presentation

The company's consolidated financial statements for the year ended December 31, 2016 are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective as at December 31, 2016 (except IFRS 9 (2010) Financial Instruments which was adopted early). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss ("FVTPL") financial assets and liabilities that have been measured at fair value.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company's normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, income taxes payable, and short sale and derivative obligations. The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company's consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company's liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company's Board of Directors on March 10, 2017.

3.    Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries – The company's consolidated financial statements include the assets, liabilities, equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity over which the company has control. The company controls an entity when the company has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date). The operating results of subsidiaries that are divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings.

The consolidated financial statements were prepared as of December 31, 2016 and 2015 based on individual holding companies' and subsidiary companies' financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company's significant subsidiaries are identified in note 29.

Non-controlling interests – A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of a subsidiary on its acquisition date and is subsequently adjusted for the non-controlling interest's share of changes in the acquired subsidiary's earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes any contingent consideration arrangements, recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

A pre-existing equity interest in an acquiree is re-measured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit inclusive of its allocated goodwill is compared to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd's participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The carrying value of intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment annually or more frequently if there are potential indicators of impairment.

The estimated useful lives of the company's intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd's participation rights	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company's share of net assets of the associate. The company's share of profit (loss) and other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. A pre-existing interest in an associate is re-measured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date (or more frequently when conditions warrant) using valuation techniques consistent with those applied to the company's other investments in equity instruments. See 'Determination of fair value' under the heading of 'Investments' for further details. If there is objective evidence that the carrying value of an associate is impaired, the associate is written down to its recoverable amount and the unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. Gains and losses realized on dispositions of associates are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company's functional currency and the presentation currency of the consolidated group.

Foreign currency transactions – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company's subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of an investment in a foreign subsidiary.

Net investment hedge – The company has designated a portion of the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries. The cumulative unrealized gain or loss relating to the effective portion of the hedge is recognized in accumulated other comprehensive income, and only recycled to the consolidated statement of earnings upon reduction of the investment in the hedged foreign subsidiary. Gains and losses relating to any ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and the effective portion of changes in the fair value of hedging instruments on hedges of net investments in foreign subsidiaries are recognized in other comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recycled to the consolidated statement of earnings on reduction of an investment in a foreign subsidiary or associate. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in accumulated other comprehensive income (loss) without recycling. Upon settlement of the defined benefit plan or disposal of the related associate or subsidiary those amounts are reclassified directly to retained earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders' equity.

Consolidated statement of cash flows

The company's consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

Investments

Investments include cash and cash equivalents, short term investments, equity instruments, debt instruments, securities sold short, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments at their acquisition date. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Canadian subsidiaries as described in note 7.

Classification – Short term investments, equity instruments, debt instruments, securities sold short and derivatives are classified as fair value through profit or loss ("FVTPL").

An investment in a debt instrument is measured at amortized cost if (i) the objective of the company's business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The company's business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Recognition and measurement – The company recognizes purchases and sales of investments on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Investments classified as FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as operating activities in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred on investments are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows. Transaction costs related to investments classified or designated as FVTPL are expensed as incurred.

An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased.

Securities sold short – Securities sold short ("short sales") represent obligations to deliver securities which were not owned at the time of the sale.

Derivatives – Derivatives may include interest rate, credit default, currency and total return swaps, consumer price index linked ("CPI-linked"), futures, forwards, warrants and option contracts, all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company's forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables, and monitors the derivatives for effectiveness in achieving their risk management objectives.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each balance sheet date. Changes in the fair value of a derivative are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Cash received from counterparties as collateral for derivative contracts is recognized within holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized within accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet within holding company cash and investments or within portfolio investments as assets pledged for short sale and derivative obligations.

Equity contracts – The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity and equity index total return swaps on a net basis as interest and dividends in the consolidated statement of earnings. The company's equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any fair value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable fair value changes and, conversely, any cash amounts received in settlement of favourable fair value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized fair value changes since the last quarterly reset date. Total return swaps require no initial net investment and have a fair value of nil at inception.

CPI-linked derivative contracts – The company's derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts may be structured to provide a payout at maturity if there is cumulative deflation over the life of the contract or if cumulative average inflation is below a specified floor rate over the life of the contract. As the average remaining life of a CPI-linked derivative declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline.

Determination of fair value – Fair values for substantially all of the company's financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three level hierarchy in accordance with IFRS as described below:

  Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of securities sold short, the majority of the company's common stocks, equity call options and certain warrants are based on published quotes in active markets.

  Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company's investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

  The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, such investments in limited partnerships are classified as Level 3.

  Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. CPI-linked derivatives are classified as Level 3 and valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

Valuation techniques used by the company's independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Fair values of CPI-linked derivative contracts received from third party broker-dealers are assessed by comparing the fair values to recent market transactions where available and values determined using third party pricing software based on the Black-Scholes option pricing model for European-style options that incorporates market observable and unobservable inputs such as the current value of the relevant CPI underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

The company employs dedicated personnel responsible for the valuation of its investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers' commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Brokers' commissions are included in commissions, net, in the consolidated statement of earnings. Premium taxes and impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company's general insurance and reinsurance products and its runoff operations. These reserves are based on assumptions that represent the best estimates of possible outcomes aimed at evaluating the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not reported ("IBNR") losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to losses on claims, gross, in the consolidated statement of earnings.

The company's reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance and reinsurance claims and claims from its run-off operations. Case reserve estimates are based on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company establishes these reserves on an undiscounted basis to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company's estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company regularly reviews and re-evaluates case reserves. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The company also establishes reserves for IBNR claims on an undiscounted basis to recognize the estimated final settlement cost for loss events which have already occurred but which have not yet been reported. Historical information and statistical models, based on product line, type and extent of coverage, as well as reported claim trends, claim severities, exposure growth, and other factors, are relied upon to estimate IBNR reserves. These estimates are revised as additional information becomes available and as claims are actually paid and reported.

Estimation techniques – Provisions for losses and loss adjustment expenses and provisions for unearned premiums are determined based upon previous claims experience, knowledge of events, the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies several commonly accepted actuarial projection methodologies in estimating required provisions to give greater insight into the trends inherent in the data being projected. These include methods based upon the following: the development of previously settled claims, where payments to date are extrapolated for each prior year; estimates based upon a projection of numbers of claims and average cost; notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and, expected loss ratios. In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods to the individual circumstances of the line of business and accident or underwriting year.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters' estimates or projected separately in order to allow for the future development of large claims.

Provisions for losses and loss adjustment expenses are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level by subsidiary actuaries, at the corporate level by the company's Chief Risk Officer and by independent third party actuaries. In addition, for major classes of business where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by internal and external advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in premiums ceded to reinsurers and losses on claims ceded to reinsurers respectively and in recoverable from reinsurers on the consolidated balance sheet. Commission income earned on premiums ceded to reinsurers is included in commissions, net in the consolidated statement of earnings. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers' portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers' shares of provision for claims determined on a basis consistent with the related claims liabilities.

Impairment – Reinsurance assets are assessed regularly for any events that may trigger impairment, including legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers. If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount by recording a provision for uncollectible reinsurance in the consolidated statement of earnings.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the Other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension assets, deferred compensation assets, prepaid expenses and other miscellaneous receivables.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The cost of premises and equipment is depreciated on a straight-line basis over an asset's estimated useful life and charged to operating expenses in the consolidated statement of earnings.

Other revenue and expenses

Revenue from the sale of hospitality, travel and other non-insurance products and services are recognized when the price is fixed or determinable, collection is reasonably assured and the product or service has been delivered to the customer. The revenue and related cost of inventories sold or services provided are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

Borrowings

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the transaction. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company's equity instruments are recognized directly in equity.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards on the grant date is amortized to compensation expense over the vesting period, with a corresponding increase in the share-based payments equity reserve. At each balance sheet date, the company reviews its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company's subsidiaries have a number of arrangements in Canada, the United States, the United Kingdom and certain other jurisdictions that provide pension and post retirement benefits to retired and current employees. The holding company has no such arrangements or plans. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company's general assets in separate pension funds and invested principally in high quality fixed income securities and cash and short term investments. Certain of the company's post retirement benefit plans covering medical care and life insurance are internally funded.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary. Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management's assumptions.

Defined benefit obligations, net of the fair value of plan assets, and adjusted for pension asset limitations, if any, are accrued on the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position, subject to any minimum funding requirements, are recognized in other assets (note 13).

Defined benefit expense recognized in the consolidated statement of earnings includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds, past service costs arising from plan amendments or curtailments and gains or losses on plan settlements.

Remeasurements, consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts, are recognized in other comprehensive income and subsequently included in accumulated other comprehensive income. These remeasurements will not be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon settlement of the plan or disposal of the related subsidiary.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease.

New accounting pronouncements adopted in 2016

The company adopted the following amendments, effective January 1, 2016. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.

IFRS Annual Improvements 2012-2014

In September 2014 the IASB issued a limited number of amendments to clarify the requirements of four IFRS standards.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

In May 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that revenue-based amortization methods cannot be used to amortize property, plant and equipment, and may be used to amortize intangible assets only in limited circumstances.

Disclosure Initiative (Amendments to IAS 1)

In December 2014 the IASB issued certain narrow-focus amendments to IAS 1 Presentation of Financial Statements to clarify existing presentation and disclosure requirements.

New accounting pronouncements issued but not yet effective

The following new standards have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2016. The company is currently evaluating their impact on its consolidated financial statements and does not expect to adopt any of them in advance of their respective effective dates.

IFRS Annual Improvements 2014-2016

In December 2016 the IASB issued amendments to clarify the requirements of three IFRS standards.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)

In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred tax assets for unrealised losses. The amendments are effective for annual periods beginning on or after January 1, 2017, with retrospective application.

Disclosure Initiative (Amendments to IAS 7)

In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures around changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, with prospective application.

Foreign Currency Transactions and Advance Consideration ("IFRIC 22")

In December 2016 the IASB issued an interpretation by the IFRS Interpretations Committee to clarify the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, with a choice of prospective or retrospective application.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

In June 2016 the IASB issued narrow-scope amendments to clarify the classification and measurement requirements of IFRS 2 Share-based Payment. The amendments are effective for annual periods beginning on or after January 1, 2018, with prospective application in accordance with certain transitional provisions.

IFRS 9 Financial Instruments ("IFRS 9")

In July 2014 the IASB issued the complete version of IFRS 9 which supersedes the 2010 version of IFRS 9 currently applied by the company. This complete version is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. In April 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

IFRS 16 Leases ("IFRS 16")

In January 2016 the IASB issued IFRS 16 which largely eliminates the distinction between finance and operating leases for lessees. With limited exceptions, lessees will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with modified retrospective application.

Future accounting pronouncements

IFRS 17 Insurance contracts ("IFRS 17")

An initial exposure draft – Insurance Contracts was issued by the IASB in July of 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The final standard is expected to be published in May of 2017, with an effective date of January 1, 2021. Retrospective application will be required with some practical expedients available on adoption. The company is currently evaluating the potential impact of IFRS 17 on its consolidated financial statements and does not expect to adopt the proposed standard in advance of its effective date.

4.    Critical Accounting Estimates and Judgments

In the preparation of the company's consolidated financial statements, management has made a number of critical accounting estimates and judgments which are discussed below, with the exception of the determination of fair value for financial instruments (notes 3 and 5), carrying value of associates (notes 3 and 6), and contingencies (note 20). Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and related claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the "Underwriting Risk" section of note 24 while the historic development of the company's insurance liabilities are presented in note 8.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets quarterly, taking into consideration the availability of sufficient current and projected taxable profits, reversals of taxable temporary differences and tax planning strategies. Details of deferred income tax assets are presented in note 18.

Business combinations

Accounting for business combinations requires judgments and estimates to be made in order to determine the fair values of the consideration transferred, assets acquired and liabilities assumed. The company uses all available information, including external valuations and appraisals where appropriate, to determine these fair values. Changes in estimates of fair value due to additional information related to facts and circumstances that existed at the acquisition date would impact the amount of goodwill (or gain on bargain purchase) recognized. If necessary, the company has up to one year from the acquisition date to finalize the determination of fair values for a business combination. Details of business combinations are presented in note 23.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company's cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value (inclusive of assigned goodwill). If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss in the consolidated statement of earnings. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis. Details of goodwill are presented in note 12.

5.    Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2016	December 31, 2015
Holding company:
Cash and cash equivalents (note 27)	533.2	222.4
Short term investments	285.4	241.7
Short term investments pledged for short sale and derivative obligations	82.6	49.9
Bonds	264.8	511.7
Bonds pledged for short sale and derivative obligations	11.8	12.9
Preferred stocks	1.0	0.3
Common stocks(1)	153.2	159.6
Derivatives (note 7)	39.6	78.0

	1,371.6	1,276.5
Short sale and derivative obligations (note 7)	(42.2)	(0.6)

	1,329.4	1,275.9

Portfolio investments:
Cash and cash equivalents (note 27)	3,943.4	3,227.7
Short term investments	5,994.6	3,413.9
Bonds	9,323.2	12,286.6
Preferred stocks	69.6	116.6
Common stocks(1)	4,158.8	5,358.3
Investments in associates (note 6)	2,393.0	1,730.2
Derivatives (note 7)	163.7	484.4
Other invested assets	16.0	16.3

	26,062.3	26,634.0

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 27)	–	7.7
Short term investments	189.6	129.1
Bonds	38.9	214.3

	228.5	351.1

Fairfax India cash and portfolio investments:
Cash and cash equivalents (note 27)	173.2	22.0
Short term investments	33.6	61.5
Bonds	528.8	512.8
Common stocks(1)	26.5	48.4
Investments in associates (note 6)	240.5	202.7

	1,002.6	847.4

	27,293.4	27,832.5
Short sale and derivative obligations (note 7)	(192.1)	(92.3)

	27,101.3	27,740.2

(1)
Common stocks include investments in limited partnerships and other funds with carrying values of $1,171.6 and $157.1 respectively at December 31, 2016 (December 31, 2015 – $1,183.0 and $1,094.0). At December 31, 2015 other funds comprised a significant proportion of Brit's investment portfolio and were invested principally in fixed income securities. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as bonds).

Restricted cash and cash equivalents at December 31, 2016 of $430.7 (December 31, 2015 – $354.2) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations. Restricted cash and cash equivalents are included on the consolidated balance sheet in holding company cash and investments, or in portfolio investments in subsidiary cash and short term investments, assets pledged for short sale and derivative obligations and Fairfax India portfolio investments.

The company's subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company's subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company's subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd's (note 20) and assets pledged for short sale and derivative obligations). Pledged assets primarily consist of bonds within portfolio investments on the consolidated balance sheet.

	December 31, 2016	December 31, 2015
Regulatory deposits	4,748.2	4,786.8
Security for reinsurance and other	732.8	699.5

	5,481.0	5,486.3

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2016 bonds containing call and put features represented approximately $4,198.9 and $196.2 respectively (December 31, 2015 – $6,339.1 and $179.4) of the total fair value of bonds. The table below does not reflect the impact of $3,013.4 notional amount of U.S. treasury bond forward contracts (described in Note 7) that reduce the company's exposure to interest rate risk.

	December 31, 2016		December 31, 2015
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,357.2	1,479.9	1,173.9	1,313.1
Due after 1 year through 5 years	3,245.9	3,447.6	4,649.9	5,160.3
Due after 5 years through 10 years	1,338.9	1,330.4	952.8	931.5
Due after 10 years	3,575.1	3,909.6	5,635.7	6,133.4

	9,517.1	10,167.5	12,412.3	13,538.3

Effective interest rate		4.7%		5.1%

The calculation of the effective interest rate of 4.7% (December 31, 2015 – 5.1%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged U.S. state and municipal bond investments of approximately $3.3 billion (December 31, 2015 – $4.9 billion).

Fair Value Disclosures

The company's use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2016				December 31, 2015
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	4,649.8	4,649.8	–	–	3,479.8	3,479.8	–	–

Short term investments:
Canadian government	8.2	8.2	–	–	66.7	66.7	–	–
Canadian provincials	261.7	261.7	–	–	114.0	114.0	–	–
U.S. treasury	5,930.3	5,930.3	–	–	3,433.9	3,433.9	–	–
Other government	212.2	212.2	–	–	199.0	168.9	30.1	–
Corporate and other	173.4	–	173.4	–	82.5	–	82.5	–

	6,585.8	6,412.4	173.4	–	3,896.1	3,783.5	112.6	–

Bonds:
Canadian government	311.4	–	311.4	–	297.1	–	297.1	–
Canadian provincials	196.9	–	196.9	–	198.8	–	198.8	–
U.S. treasury	1,117.3	–	1,117.3	–	2,699.7	–	2,699.7	–
U.S. states and municipalities	4,732.2	–	4,732.2	–	6,646.2	–	6,646.2	–
Other government	1,176.2	–	1,176.2	–	1,625.2	–	1,625.2	–
Corporate and other	2,633.5	–	1,580.4	1,053.1	2,071.3	–	1,374.9	696.4

	10,167.5	–	9,114.4	1,053.1	13,538.3	–	12,841.9	696.4

Preferred stocks:
Canadian	22.2	–	10.9	11.3	16.3	–	8.9	7.4
U.S.	0.3	–	–	0.3	78.8	–	78.5	0.3
Other	48.1	0.6	15.1	32.4	21.8	–	21.8	–

	70.6	0.6	26.0	44.0	116.9	–	109.2	7.7

Common stocks:
Canadian	665.3	545.0	98.6	21.7	704.3	601.6	87.0	15.7
U.S.	1,172.6	629.6	33.9	509.1	1,059.7	531.5	33.9	494.3
Other funds(1)	157.1	–	157.1	–	1,094.0	–	1,094.0	–
Other	2,343.5	1,037.2	532.5	773.8	2,708.3	1,484.2	464.2	759.9

	4,338.5	2,211.8	822.1	1,304.6	5,566.3	2,617.3	1,679.1	1,269.9

Derivatives and other invested assets	219.3	–	121.5	97.8	578.7	–	293.3	285.4

Short sale and derivative obligations	(234.3)	–	(234.3)	–	(92.9)	–	(92.9)	–

Holding company cash and investments and portfolio investments measured at fair value	25,797.2	13,274.6	10,023.1	2,499.5	27,083.2	9,880.6	14,943.2	2,259.4

	100.0%	51.5%	38.9%	9.6%	100.0%	36.5%	55.2%	8.3%

Investments in associates (note 6)(2)	3,267.3	1,100.1	40.9	2,126.3	2,406.6	1,034.9	37.0	1,334.7

(1)
At December 31, 2015 other funds were invested principally in fixed income securities and were excluded by the company when measuring its equity and equity-related exposure. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as U.S. treasury bonds and corporate and other bonds).

(2)
The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.

Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During 2016 and 2015 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

A summary of changes in Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(52.9)	2.5	102.7	(12.5)	(21.6)	(204.4)	(186.2)
Purchases	955.6	115.7	124.4	16.4	38.8	21.1	1,272.0
Sales and distributions	(548.2)	(82.5)	(202.9)	(10.2)	–	(4.9)	(848.7)
Transfer into category	9.4	0.4	–	–	–	–	9.8
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	(7.2)	0.2	(3.7)	3.1	0.2	0.6	(6.8)

Balance – December 31	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5

	2015
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance – January 1	833.0	158.0	775.3	117.6	156.2	279.3	2,319.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(75.9)	13.5	44.4	8.6	(10.6)	209.4	189.4
Purchases	123.7	2.4	224.7	85.6	5.1	22.2	463.7
Sales, exchanges and distributions	(162.4)	(156.0)	(69.4)	(25.2)	(10.4)	(221.9)	(645.3)
Acquisition of Brit	23.5	–	–	–	–	3.8	27.3
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(45.5)	(10.2)	(14.1)	(15.6)	(2.3)	(7.4)	(95.1)

Balance – December 31	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4

The table below presents the valuation techniques, range of values applied for significant unobservable inputs and the typical relationship between significant unobservable inputs and estimated fair values for the company's significant Level 3 financial assets:

			Input range used(1)
					Effect on estimated fair value if input value is increased(2)
		Significant unobservable input
Asset type	Valuation technique		Low	High
Private placement debt securities	Discounted cash flow	Credit spread	6.0%	12.0%	Decrease
Limited partnerships and other	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private equity funds	Net asset value	Net asset value / Price	N/A	N/A	Increase
Private company common shares	Market comparable	Book value multiple	1.4	1.4	Increase
Private company common shares	Market comparable	Price/Earnings multiple	10.0	10.0	Increase
Private company common shares	Net asset value	Net asset value	N/A	N/A	Increase
CPI-linked derivatives	Option pricing model	Inflation volatility	0.0%	4.9%	Increase
(1)
N/A – not applicable.

(2)
Decreasing the input value would have the opposite effect on the estimated fair value.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and equity warrants, and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheet and are valued based on broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. By increasing (decreasing) inflation volatility within the reasonably possible range shown above, the fair value of the CPI-linked derivatives would increase (decrease) by $49.1 ($33.4). Certain private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheet and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. By increasing (decreasing) the credit spreads within the reasonably possible range shown above, the fair value of the private placement debt securities would decrease (increase) by $32.3 ($34.3). Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheet. These investments are primarily valued based on net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months' notice to liquidate. The company has not applied reasonably possible alternative assumptions to the estimated fair value of these investments due to their diverse nature and resulting dispersion of prices. The fair values of certain private company common shares are determined by reference to various valuation measures for comparable companies and transactions, including relevant valuation multiples. In some instances, private company common shares are classified as Level 3 because the valuation multiples applied by the company are adjusted for differences in attributes between the investment and the underlying companies or transactions from which the valuation multiples were derived.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2016	2015
Interest income:
Cash and short term investments	33.4	28.5
Bonds	623.3	584.7
Derivatives and other	(142.3)	(156.1)

	514.4	457.1

Dividends:
Preferred stocks	11.2	15.1
Common stocks	55.6	65.0

	66.8	80.1

Investment expenses	(26.0)	(25.0)

Interest and dividends	555.2	512.2

Share of profit of associates (note 6)	24.2	172.9

Net gains (losses) on investments

	2016					2015
	Net realized gains (losses)		Net change in unreal- ized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unreal- ized gains (losses)	Net gains (losses) on investments
Bonds	683.7		(400.4)		283.3	27.4		(615.3)	(587.9)
Preferred stocks	(68.0)	(2)(3)	61.6	(2)(3)	(6.4)	130.6	(5)	(141.8) (5)	(11.2)
Common stocks	(162.2)	(2)(4)	91.2	(2)(4)	(71.0)	255.7		(948.7)	(693.0)

	453.5		(247.6)		205.9	413.7		(1,705.8)	(1,292.1)

Derivatives:
Common stock and equity index short positions	(915.8)	(1)	(264.0)		(1,179.8)	303.3	(1)	205.7	509.0
Common stock and equity index long positions	10.4	(1)	12.9		23.3	(43.0)	(1)	7.0	(36.0)
Equity index put options	(20.3)		7.2		(13.1)	–		(7.2)	(7.2)
Equity warrants and call options	–		(4.0)		(4.0)	208.5	(6)	(20.8) (6)	187.7
CPI-linked derivatives	–		(196.2)		(196.2)	–		35.7	35.7
U.S. government bond forwards	96.7		(49.7)		47.0	–		–	–
Other	(70.6)		63.2		(7.4)	6.1		(8.7)	(2.6)

	(899.6)		(430.6)		(1,330.2)	474.9		211.7	686.6

Foreign currency net gains (losses) on:
Investing activities	54.4		(191.3)		(136.9)	(99.6)		72.0	(27.6)
Underwriting activities	19.7		–		19.7	82.1		–	82.1
Foreign currency contracts	6.5		(18.8)		(12.3)	210.4		(152.4)	58.0

	80.6		(210.1)		(129.5)	192.9		(80.4)	112.5

Gain on disposition of subsidiary and associates	–		–		–	235.5	(7)	–	235.5

Other	3.2		47.0		50.2	(0.3)		(1.4)	(1.7)

Net gains (losses) on investments	(362.3)		(841.3)		(1,203.6)	1,316.7		(1,575.9)	(259.2)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 and closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps) (see notes 7 and 24).

(2)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(3)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(4)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

(5)
During 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(6)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1. Prior period unrealized gains on the Cara warrants of $20.6 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(7)
Gain on disposition of subsidiary and associates of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley Inc.

6.    Investments in Associates

The following summarizes the company's investments in associates:

	December 31, 2016			Year ended December 31, 2016	December 31, 2015			Year ended December 31, 2015
	Ownership percentage	Fair value	Carrying value	Share of profit (loss)(8)	Ownership percentage	Fair value	Carrying value	Share of profit (loss)
Insurance and reinsurance associates:
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(1)	34.6%	878.0	371.1	44.1	25.6%	666.3	109.8	10.7
Gulf Insurance Company ("Gulf Insurance")	41.4%	235.8	195.7	14.0	41.4%	247.0	198.3	6.5
Eurolife ERB Insurance Group Holdings S.A. ("Eurolife")(2)	40.0%	171.4	150.6	(6.4)	–	–	–	–
Thai Re Public Company Limited ("Thai Re")	32.4%	80.2	94.7	(1.8)	32.1%	103.7	98.9	14.9
Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance")	35.0%	68.5	48.4	1.8	35.0%	33.8	48.1	–
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.8%	35.5	34.6	2.0	27.8%	38.5	34.6	1.0
Ambridge Partners LLC ("Ambridge Partners")	50.0%	31.4	31.4	3.4	50.0%	28.6	28.6	–
Camargue Underwriting Managers Group Ltd. ("Camargue")	50.0%	5.2	5.2	0.2	–	–	–	–
Falcon Insurance PLC ("Falcon Thailand")	41.2%	8.8	8.8	0.7	40.5%	8.1	8.1	(0.1)

		1,514.8	940.5	58.0		1,126.0	526.4	33.0

Non-insurance associates:
Real estate
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(3)	–	202.8	202.8	13.9	–	191.5	191.5	77.5
Grivalia Properties REIC ("Grivalia Properties")	40.6%	332.4	295.9	16.1	40.6%	329.3	301.7	16.2

		535.2	498.7	30.0		520.8	493.2	93.7

India
IIFL Holdings Limited ("IIFL Holdings")(4)	30.5%	373.9	316.4	18.5	30.7%	310.3	290.8	–
Fairchem Speciality Limited ("Fairchem")(5)	44.9%	45.5	19.4	0.3	–	–	–	–
Sanmar Chemicals Group ("Sanmar")(6)	30.0%	0.4	1.0	–	–	–	–	–

		419.8	336.8	18.8		310.3	290.8	–

Other
APR Energy plc ("APR Energy")(7)	45.0%	234.0	187.3	(29.0)	–	–	–	–
Resolute Forest Products Inc. ("Resolute")(8)	33.9%	162.5	304.5	(73.6)	32.3%	218.0	416.2	30.3
Arbor Memorial Services Inc. ("Arbor Memorial")	43.4%	93.6	56.0	9.0	43.4%	73.8	47.3	7.0
Performance Sports(9)	38.2%	83.0	82.7	–	–	–	–	–
Partnerships, trusts and other	–	224.4	227.0	11.0	–	157.7	159.0	8.9

		797.5	857.5	(82.6)		449.5	622.5	46.2

Investments in associates		3,267.3	2,633.5	24.2		2,406.6	1,932.9	172.9

As presented on the consolidated balance sheet:
Investments in associates(4)		2,955.4	2,393.0			2,185.9	1,730.2
Fairfax India cash and portfolio investments(5)(6)		311.9	240.5			220.7	202.7

		3,267.3	2,633.5			2,406.6	1,932.9

(1)
On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016.

(2)
On August 4, 2016 the company acquired a 40.0% indirect interest in Eurolife ERB Insurance Group Holdings S.A. ("Eurolife") from Eurobank Ergasias S.A. ("Eurobank") for $181.0 (€162.5). On the same day, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Canada, also acquired a 40.0% indirect interest in Eurolife from Eurobank at the same price. OMERS has a dividend in priority to the company, and the company will have the ability to acquire the Eurolife shares owned by OMERS over time. Eurolife, which distributes its life and non-life insurance products and services through Eurobank's network, is an insurer in Greece with gross written premiums of approximately $549 during 2016.

(3)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson Holdings, Inc. and its affiliates ("Kennedy Wilson") to invest in U.S. and international real estate properties. The company participates as a limited partner in the KWF LPs, with limited partnership interests ranging from 50% to 90%. Kennedy Wilson is the general partner and holds the remaining limited partnership interest in each of the KWF LPs.

(4)
Includes common shares of IIFL Holdings owned outside of Fairfax India with a fair value and carrying value of $107.9 and $96.3 at December 31, 2016 (December 31, 2015 – $89.6 and $88.1).

(5)
On February 8, 2016 Fairfax India acquired a 44.9% interest in Fairchem Speciality Limited ("Fairchem", formerly known as Adi Finechem Limited) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

(6)
On April 28, 2016 Fairfax India invested $250.0 in Sanmar Chemicals Group ("Sanmar") comprised of $1.0 in equity (representing a 30.0% ownership interest) and $249.0 in bonds. On September 26, 2016 Fairfax India invested an additional $50.0 in Sanmar bonds. Sanmar is one of the largest suspension PVC manufacturers in India and is in the process of expanding its PVC capacity in Egypt.

(7)
On January 5, 2016 the company, through its subsidiaries, participated with certain other investors in a transaction to privatize APR Energy plc ("APR Energy") and to provide APR Energy with $200.0 of additional equity financing for it to retire outstanding debt and augment working capital. The company invested $230.2 in APR Energy as part of these transactions, comprised of $80.6 in preferred shares and $149.6 in common shares, thereby increasing its 18.3% pre-existing ownership to a 49.0% equity interest. On December 30, 2016 APR Energy redeemed the company's preferred shares for cash consideration of $60.3 and additional common shares. APR Energy funded the cash consideration through the issuance of common shares to a third party investor. The net impact of these transactions reduced the company's equity interest in APR Energy to 45.0%. APR Energy, serving developed and developing markets globally, provides mobile power generation solutions to utilities, countries and industries.

(8)
At December 31, 2016 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 10.5% (2015 – 9.2%) and a long term growth rate of 1.5% (2015 – 0%). Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 1.5% is considered reasonable given Resolute's recent entrance into the tissue market and the rebound of the lumber market driven by new housing demand in North America. Other assumptions included in the value-in-use analysis were valuation of the pension funding liability on a going concern basis (2015 – solvency basis), annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next five years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) of $304.5 was determined to be lower than the carrying value, a non-cash impairment charge of $100.4 was recognized in share of profit (loss) of associates in the consolidated statement of earnings in 2016.

(9)
On December 7, 2016 the company and Sagard Holdings Inc. ("Sagard") provided $335.6 of debtor-in-possession financing (the "DIP financing") to Performance Sports Group Ltd. ("PSG") through a co-owned intermediate holding company ("Performance Sports"). The company invested $114.1 in debentures and $83.0 in common shares of Performance Sports (representing a 38.2% equity interest) for a total contribution towards the DIP financing of $197.1. PSG used the DIP financing for working capital requirements and to fund the refinancing of its existing term loans during its restructuring. On March 1, 2017 substantially all of the assets and certain related operating liabilities of PSG were sold to Performance Sports, which resulted in the repayment of a portion of the company's $114.1 investment in debentures and the conversion of the remainder to additional common shares of Performance Sports. Subsequent to these transactions, the company held a $153.5 equity investment in Performance Sports represented by a voting interest and equity interest of 50.0% and 42.6% respectively.

During 2016 the company received distributions and dividends of $72.4 (2015 – $202.5) from its non-insurance associates.

The company's strategic investment in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust Insurance") had a carrying value of $76.1 at December 31, 2016 (December 31, 2015 – $93.2) and is classified as FVTPL within common stocks on the consolidated balance sheet.

7.    Short Sales and Derivatives

The following table summarizes the company's derivative financial instruments:

	December 31, 2016				December 31, 2015
			Fair value				Fair value
		Notional amount				Notional amount
	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	43.3	0.6	–	–	4,403.1	134.0	–
Equity total return swaps – short positions	–	1,623.0	10.4	78.1	–	1,491.7	69.6	9.3
Equity index put options	–	–	–	–	20.3	382.5	13.1	–
Equity total return swaps – long positions	–	213.1	9.4	5.1	–	149.4	0.9	9.5
Equity and equity index call options	16.2	1,104.4	12.8	–	0.4	4.2	0.4	–
Warrants	6.5	32.2	6.5	–	–	1.2	0.4	–
CPI-linked derivative contracts	670.0	110,365.5	83.4	–	655.8	109,449.1	272.6	–
U.S. treasury bond forward contracts	–	3,013.4	–	49.7	–	–	–	–
Foreign exchange forward contracts	–	–	80.2	101.4	–	–	66.9	74.1
Other derivative contracts	–	–	–	–	–	–	4.5	–

Total			203.3	234.3			562.4	92.9

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Certain derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting.

Equity contracts

Throughout 2015 and most of 2016, the company had economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500) as set out in the table below. The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

As a result of fundamental changes in the U.S. that may bolster economic growth and business development in the future, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps). The short equity index total return swaps closed out in 2016 produced a realized loss of $2,665.4 (of which $1,710.2 had been recorded as unrealized losses in prior years). The company continues to maintain short equity and equity index total return swaps for investment purposes, and no longer considers them to be hedges of the company's equity and equity-related holdings. During 2016 the company paid net cash of $915.8 (2015 – received net cash of $303.3) in connection with the closures and reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements).

	December 31, 2016				December 31, 2015
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000 – TRS	–	–	–	–	37,424,319	2,477.2	661.92	1,135.89
S&P/TSX 60 – TRS	–	–	–	–	13,044,000	206.1	641.12	764.54
Other equity indices – TRS	–	54.8	–	–	–	40.0	–	–
Individual equities -TRS	–	1,224.4	–	–	–	1,379.3	–	–
S&P 500 – call options	461,632	1,100.0	2,382.84	2,238.83	–	–	–	–
S&P 500 – put options	–	–	–	–	225,643	382.5	1,695.15	2,043.94
(1)
The aggregate notional amounts on the dates that the short positions or put options were first initiated.

As at December 31, 2016 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $283.9 (December 31, 2015 – $243.9). During 2016 the company received net cash of $10.4 (2015 – paid net cash of $43.0) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At December 31, 2016 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $322.9 (December 31, 2015 – $413.9), comprised of collateral of $86.4 (December 31, 2015 – $33.5) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date and collateral of $236.5 (December 31, 2015 – $380.4) required to be deposited to enter into such derivative contracts (principally related to total return swaps).

U.S. treasury bond forward contracts

As a result of fundamental changes to the macroeconomic outlook for the U.S. and the ensuing potential for a significant increase in market interest rates, the company reduced its exposure to interest rate risk during the fourth quarter of 2016 by selling certain U.S. state and municipal bonds and long dated U.S. treasury bonds. To further reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $3,013.4 at December 31, 2016 (December 31, 2015 – nil). These contracts have an average term to maturity of less than one year and may be renewed at market rates.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2016 these contracts have a remaining weighted average life of 5.6 years (December 31, 2015 – 6.6 years) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The CPI-linked derivative contracts are summarized as follows:

	December 31, 2016
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)

		5.6		110,365.5			670.0		83.4		(586.6)

	December 31, 2015
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	6.6	46,225.0	46,225.0	231.32	236.53	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	12,600.0	238.30	236.53	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	38,975.0	42,338.4	95.57	100.16	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	3,300.0	4,863.9	243.82	260.60	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,150.0	3,421.8	99.27	100.04	20.7	60.5	13.3	38.9	(7.4)

		6.6		109,449.1			655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
During the first quarter of 2016 the CPI indices for the European Union and France were rebased with 2015 as the new reference year. The weighted average strike prices for contracts related to those indices have been rebased accordingly.

(3)
Expressed as a percentage of the notional amount.

During 2016 the company purchased $3,185.7 (2015 – $2,907.3) notional amount of CPI-linked derivative contracts at a cost of $11.2 (2015 – $14.6) and paid additional premiums of $3.3 (2015 – $4.8) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 (2015 – net unrealized gains of $35.7).

Foreign exchange forward contracts

Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty collateral

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of the collateral deposited for the benefit of the company at December 31, 2016 consisted of cash of $8.3 and government securities of $54.4 (December 31, 2015 – $28.7 and $264.6). The company had not exercised its right to sell or repledge collateral at December 31, 2016. The company's exposure to counterparty risk and the management thereof are discussed in note 24.

Hedge of net investment in Canadian subsidiaries

The company has designated the carrying value of Cdn$1,975.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,618.1 (December 31, 2015 – principal amount of Cdn$1,525.0 with a fair value of $1,240.9) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2016 the company recognized pre-tax losses of $37.5 (2015 – pre-tax gains of $218.8) related to foreign currency movements on the unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

8.    Insurance Contract Liabilities

	December 31, 2016			December 31, 2015
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	3,740.4	539.8	3,200.6	3,284.8	398.7	2,886.1
Provision for losses and loss adjustment expenses	19,481.8	3,179.6	16,302.2	19,816.4	3,205.9	16,610.5

Total insurance contract liabilities	23,222.2	3,719.4	19,502.8	23,101.2	3,604.6	19,496.6

Current	9,013.9	2,058.7	6,955.2	8,552.5	2,380.7	6,171.8
Non-current	14,208.3	1,660.7	12,547.6	14,548.7	1,223.9	13,324.8

	23,222.2	3,719.4	19,502.8	23,101.2	3,604.6	19,496.6

At December 31, 2016 the company's net loss reserves of $16,302.2 (December 31, 2015 – $16,610.5) were comprised of case reserves of $7,537.2 and IBNR of $8,765.0 (December 31, 2015 – $7,790.9 and $8,819.6).

Provision for unearned premiums

Changes in the provision for unearned premiums for the years ended December 31 were as follows:

	2016	2015
Provision for unearned premiums – January 1	3,284.8	2,689.6
Gross premiums written	9,534.3	8,655.8
Less: gross premiums earned	(9,209.7)	(8,581.7)
Acquisitions of subsidiaries (note 23)	111.1	691.9
Foreign exchange effect and other	19.9	(170.8)

Provision for unearned premiums – December 31	3,740.4	3,284.8

Provision for losses and loss adjustment expenses

Changes in the provision for losses and loss adjustment expenses for the years ended December 31 were as follows:

	2016	2015
Provision for losses and loss adjustment expenses – January 1	19,816.4	17,749.1
Decrease in estimated losses and expenses for claims occurring in the prior years	(559.8)	(506.2)
Losses and expenses for claims occurring in the current year	6,247.8	5,606.5
Paid on claims occurring during:
the current year	(1,595.6)	(1,342.4)
the prior years	(4,441.8)	(4,172.3)
Acquisitions of subsidiaries (note 23)	143.1	3,299.0
Foreign exchange effect and other	(128.3)	(817.3)

Provision for losses and loss adjustment expenses – December 31	19,481.8	19,816.4

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company's ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for losses and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar year's provision for losses and loss adjustment expenses as at December 31, 2016.

	Calendar year
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Provision for losses and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2	19,648.8	19,212.8	17,749.1	19,816.4	19,481.8
Less: CTR Life(1)	21.5	34.9	27.6	25.3	24.2	20.6	17.9	15.2	14.2	12.8

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0	19,628.2	19,194.9	17,733.9	19,802.2	19,469.0
Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9	3,627.6	4,323.5	4,081.1	3,801.6	4,441.4
Two years later	5,130.8	5,336.4	5,307.6	5,441.4	6,076.7	7,153.1	6,787.6	6,364.5
Three years later	6,784.9	7,070.7	6,846.3	7,063.1	7,920.3	9,148.0	8,775.5
Four years later	8,124.6	8,318.7	7,932.7	8,333.3	9,333.4	10,702.8
Five years later	9,079.0	9,189.1	8,936.9	9,327.0	10,458.7
Six years later	9,730.6	10,039.4	9,721.1	10,202.6
Seven years later	10,458.1	10,705.5	10,456.1
Eight years later	11,025.6	11,379.9
Nine years later	11,659.5
Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8	17,316.4	19,021.2	18,375.6	16,696.4	19,169.8
Two years later	14,493.8	14,844.4	14,726.6	15,959.7	17,013.6	18,529.4	17,475.0	16,269.2
Three years later	14,579.9	14,912.4	14,921.6	15,705.6	16,721.0	17,820.5	17,307.9
Four years later	14,679.5	15,127.5	14,828.9	15,430.4	16,233.9	17,735.5
Five years later	14,908.6	15,091.0	14,663.1	15,036.2	16,269.6
Six years later	14,947.2	15,011.7	14,433.0	15,099.0
Seven years later	14,964.2	14,873.6	14,551.5
Eight years later	14,887.8	15,028.8
Nine years later	15,069.1
Favourable (unfavourable) development	(247.4)	(596.5)	(74.3)	925.0	938.4	1,892.7	1,887.0	1,464.7	632.4
Comprised of – favourable (unfavourable):
Effect of foreign currency translation	251.8	(288.6)	125.2	326.6	339.1	699.3	617.9	418.0	79.7
Loss reserve development	(499.2)	(307.9)	(199.5)	598.4	599.3	1,193.4	1,269.1	1,046.7	552.7

	(247.4)	(596.5)	(74.3)	925.0	938.4	1,892.7	1,887.0	1,464.7	632.4

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The effect of foreign currency translation in the table above primarily arose on translation to U.S. dollars of the loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company's exposure to foreign currency risk and the management thereof are discussed in note 24.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Favourable loss reserve development in calendar year 2016 of $552.7 in the table above was principally comprised of favourable loss emergence on the more recent accident years, partially offset by adverse development primarily relating to asbestos and other latent reserves.

Development of losses and loss adjustment expenses for asbestos

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company's provision for losses and loss adjustment expenses related to asbestos exposure on a gross and net basis for the years ended December 31:

	2016		2015
	Gross	Net	Gross	Net
Provision for asbestos claims and loss adjustment expenses – January 1	1,381.0	1,043.8	1,224.3	896.7
Losses and loss adjustment expenses incurred	219.9	218.7	159.2	87.2
Losses and loss adjustment expenses paid	(253.2)	(197.0)	(200.5)	(130.6)
Provisions for asbestos claims assumed during the year at December 31(1)	–	–	198.0	190.5

Provision for asbestos claims and loss adjustment expenses – December 31	1,347.7	1,065.5	1,381.0	1,043.8

(1)
U.S. Runoff's reinsurance of third party asbestos runoff portfolios.

Fair Value

The estimated fair value of insurance and reinsurance contracts is as follows:

	December 31, 2016		December 31, 2015
	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	22,598.3	23,222.2	22,997.8	23,101.2
Ceded reinsurance contracts	3,501.3	3,719.4	3,481.5	3,604.6

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers' share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money through discounting, whereas the carrying values (including the reinsurers' share thereof) do not. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and the possibility of future changes in interest rates.

The table that follows illustrates the potential impact of interest rate fluctuations on the fair value of the company's insurance and reinsurance contracts:

	December 31, 2016		December 31, 2015
Change in interest rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point increase	21,973.4	3,425.7	22,364.4	3,408.5
100 basis point decrease	23,274.9	3,582.4	23,681.4	3,559.7

9.    Reinsurance

Reinsurers' share of insurance contract liabilities was comprised as follows:

	December 31, 2016			December 31, 2015
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance(1)	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,210.0	(30.4)	3,179.6	3,259.8	(53.9)	3,205.9
Reinsurers' share of paid losses	432.2	(141.3)	290.9	419.4	(133.1)	286.3
Provision for unearned premiums	539.8	–	539.8	398.7	–	398.7

	4,182.0	(171.7)	4,010.3	4,077.9	(187.0)	3,890.9

Current			2,318.4			2,606.0
Non-current			1,691.9			1,284.9

			4,010.3			3,890.9

(1)
The company's management of credit risk associated with its reinsurance recoverables is discussed in note 24.

Changes in reinsurers' share of paid losses, unpaid losses, unearned premiums and the provision for uncollectible balances for the years ended December 31 were as follows:

	2016
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2016	419.4	3,259.8	398.7	(187.0)	3,890.9
Reinsurers' share of losses paid to insureds	1,018.3	(1,018.3)	–	–	–
Reinsurance recoveries received	(1,017.4)	–	–	–	(1,017.4)
Reinsurers' share of unpaid losses and premiums earned	–	952.1	(1,347.5)	–	(395.4)
Premiums ceded to reinsurers	–	–	1,445.9	–	1,445.9
Change in provision, recovery or write-off of impaired balances	0.7	(11.3)	–	15.5	4.9
Acquisitions of subsidiaries (note 23)	11.5	65.0	32.3	–	108.8
Foreign exchange effect and other	(0.3)	(37.3)	10.4	(0.2)	(27.4)

Balance – December 31, 2016	432.2	3,210.0	539.8	(171.7)	4,010.3

	2015
	Paid losses	Unpaid losses	Unearned premiums	Provision for uncollectible reinsurance	Recoverable from reinsurers
Balance – January 1, 2015	380.7	3,410.0	395.7	(204.3)	3,982.1
Reinsurers' share of losses paid to insureds	1,338.2	(1,338.2)	–	–	–
Reinsurance recoveries received	(1,326.6)	–	–	–	(1,326.6)
Reinsurers' share of losses or premiums earned	–	711.9	(1,210.7)	–	(498.8)
Premiums ceded to reinsurers	–	–	1,135.3	–	1,135.3
Change in provision, recovery or write-off of impaired balances	(20.3)	–	–	14.5	(5.8)
Acquisitions of subsidiaries (note 23)	59.3	660.2	127.6	–	847.1
Foreign exchange effect and other	(11.9)	(184.1)	(49.2)	2.8	(242.4)

Balance – December 31, 2015	419.4	3,259.8	398.7	(187.0)	3,890.9

Commission income earned on premiums ceded to reinsurers in 2016 of $267.4 (2015 – $266.7) is included in commissions, net in the consolidated statement of earnings.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty which reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0, with no impact on net earnings or cash flows.

10.  Insurance Contract Receivables

Insurance contract receivables were comprised as follows:

	December 31, 2016	December 31, 2015
Insurance premiums receivable	1,906.2	1,677.1
Reinsurance premiums receivable	788.8	659.5
Funds withheld receivable	181.8	191.9
Other	68.3	49.2
Provision for uncollectible balances	(27.6)	(31.2)

	2,917.5	2,546.5

The following changes have occurred in the insurance premiums receivable and reinsurance premiums receivable balances for the years ended December 31:

	Insurance premiums receivable		Reinsurance premiums receivable
	2016	2015	2016	2015
Balance – January 1	1,677.1	1,262.7	659.5	427.0
Gross premiums written	6,930.2	6,185.3	2,604.1	2,470.5
Premiums collected	(6,050.5)	(5,421.0)	(1,876.5)	(2,065.9)
Impairments	(1.6)	(3.9)	(1.2)	0.3
Amounts due to brokers and agents	(707.8)	(639.0)	(581.2)	(510.4)
Acquisitions of subsidiaries (note 23)	54.7	380.8	0.8	362.3
Foreign exchange effect and other	4.1	(87.8)	(16.7)	(24.3)

Balance – December 31	1,906.2	1,677.1	788.8	659.5

11.  Deferred Premium Acquisition Costs

Changes in deferred premium acquisition costs for the years ended December 31 were as follows:

	2016	2015
Balance – January 1	532.7	497.6
Acquisition costs deferred	1,851.1	1,591.3
Amortization of deferred costs	(1,696.2)	(1,532.2)
Foreign exchange effect and other	5.5	(24.0)

Balance – December 31	693.1	532.7

12.  Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2016	1,428.2	420.5	385.6	723.3	257.3	3,214.9
Additions	216.0	–	73.8	280.9	163.4	734.1
Disposals	–	–	–	–	(0.1)	(0.1)
Amortization and impairment	(7.0)	–	(35.3)	–	(68.9)	(111.2)
Foreign exchange effect and other	(3.5)	–	7.7	10.2	(4.6)	9.8

Balance – December 31, 2016	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

Gross carrying amount	1,640.7	420.5	578.6	1,014.4	599.5	4,253.7
Accumulated amortization	–	–	(146.8)	–	(237.7)	(384.5)
Accumulated impairment	(7.0)	–	–	–	(14.7)	(21.7)

	1,633.7	420.5	431.8	1,014.4	347.1	3,847.5

	Goodwill	Intangible assets				Total
		Lloyd's participation rights(1)	Customer and broker relationships	Brand names(1)	Computer software and other
Balance – January 1, 2015	1,048.7	4.3	273.7	64.0	167.6	1,558.3
Additions	465.6	416.2	158.6	740.0	145.0	1,925.4
Disposals	(15.0)	–	–	(2.9)	(9.0)	(26.9)
Amortization and impairment	–	–	(28.3)	–	(44.7)	(73.0)
Foreign exchange effect and other	(71.1)	–	(18.4)	(77.8)	(1.6)	(168.9)

Balance – December 31, 2015	1,428.2	420.5	385.6	723.3	257.3	3,214.9

Gross carrying amount	1,428.2	420.5	496.3	723.3	447.2	3,515.5
Accumulated amortization	–	–	(110.7)	–	(175.6)	(286.3)
Accumulated impairment	–	–	–	–	(14.3)	(14.3)

	1,428.2	420.5	385.6	723.3	257.3	3,214.9

(1)
Not subject to amortization.

Goodwill and intangible assets are allocated to the company's cash-generating units ("CGUs") as follows:

	December 31, 2016			December 31, 2015
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Cara	211.5	990.3	1,201.8	119.7	674.9	794.6
Brit	154.3	576.6	730.9	154.3	584.9	739.2
Zenith National	317.6	121.4	439.0	317.6	129.1	446.7
Crum & Forster	186.5	145.1	331.6	177.5	153.9	331.4
Thomas Cook India	184.2	69.1	253.3	186.0	61.6	247.6
OdysseyRe	119.7	55.2	174.9	126.5	61.9	188.4
Fairfax Asia	105.6	67.5	173.1	39.7	0.4	40.1
Northbridge	88.3	64.5	152.8	85.3	58.7	144.0
All other(1)	266.0	124.1	390.1	221.6	61.3	282.9

	1,633.7	2,213.8	3,847.5	1,428.2	1,786.7	3,214.9

(1)
Comprised primarily of balances related to The Keg, NCML, U.S. Runoff, Boat Rocker and Privi Organics.

At December 31, 2016 goodwill and intangible assets were comprised primarily of amounts arising on the acquisitions of St-Hubert and Original Joe's (by Cara), Privi Organics (by Fairfax India), AMAG and Bryte Insurance during 2016, Cara, Brit, Boat Rocker and NCML (by Fairfax India) during 2015, The Keg, Sterling Resorts and Pethealth during 2014, American Safety, Hartville and Quess during 2013, Thomas Cook India during 2012, First Mercury, Pacific Insurance and Sporting Life during 2011, Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2016. It was concluded that no impairments had occurred other than a non-cash goodwill impairment charge of $6.8 recognized by OdysseyRe in other expenses in the consolidated statement of earnings.

When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on fair value less costs of disposal, determined on the basis of market prices, where available, or discounted cash flow models. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the business in which each CGU operates.

A number of other assumptions and estimates including premium volumes, expenses and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on the best estimates of future premiums or revenue and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU's management and by head office management. The cash flow forecasts are adjusted by applying appropriate after-tax discount rates within a range of 7.3% to 11.6% for insurance business and 9.4% to 20.2% for non-insurance business. The weighted average annual growth rate used to extrapolate cash flows beyond five years for the majority of the CGUs was 3.0%.

13.  Other Assets

Other assets were comprised as follows:

	December 31, 2016			December 31, 2015
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Premises and equipment	251.9	639.6	891.5	164.2	397.8	562.0
Other reporting segment sales receivables	–	295.2	295.2	–	240.9	240.9
Other reporting segment inventories	–	235.5	235.5	–	103.6	103.6
Income taxes refundable	174.7	28.0	202.7	72.8	25.1	97.9
Accrued interest and dividends	97.3	9.5	106.8	134.4	28.9	163.3
Prepaid expenses	59.7	64.4	124.1	49.3	16.0	65.3
Deferred compensation plans	63.4	–	63.4	47.6	–	47.6
Pension surplus (note 21)	50.8	–	50.8	77.8	–	77.8
Receivables for securities sold but not yet settled	15.6	26.5	42.1	20.0	–	20.0
Other	307.3	199.0	506.3	203.4	189.3	392.7

	1,020.7	1,497.7	2,518.4	769.5	1,001.6	1,771.1

Current	487.5	792.9	1,280.4	394.9	519.9	914.8
Non-current	533.2	704.8	1,238.0	374.6	481.7	856.3

	1,020.7	1,497.7	2,518.4	769.5	1,001.6	1,771.1

14.  Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2016			December 31, 2015
	Insurance and reinsurance companies	Non- insurance companies	Total	Insurance and reinsurance companies	Non- insurance companies	Total
Payable to reinsurers	498.3	–	498.3	428.7	–	428.7
Other reporting segment payables related to cost of sales	–	416.7	416.7	–	204.8	204.8
Deferred gift card, hospitality and other revenue	20.9	263.4	284.3	19.3	187.2	206.5
Salaries and employee benefit liabilities	218.3	31.2	249.5	206.6	28.6	235.2
Amounts withheld and accrued taxes	169.7	48.5	218.2	117.3	42.1	159.4
Pension and post retirement liabilities (note 21)	196.2	20.7	216.9	179.6	19.1	198.7
Accrued commissions	85.4	–	85.4	72.0	–	72.0
Ceded deferred premium acquisition costs	84.7	–	84.7	72.9	–	72.9
Accrued rent, storage and facilities costs	17.1	47.7	64.8	18.3	23.9	42.2
Accrued premium taxes	55.2	–	55.2	51.7	–	51.7
Accrued interest expense	41.4	2.1	43.5	36.7	2.9	39.6
Accrued legal and professional fees	29.6	8.5	38.1	21.1	4.2	25.3
Amounts payable to agents and brokers	30.5	0.1	30.6	17.7	0.2	17.9
Amounts payable for securities purchased but not yet settled	14.4	–	14.4	114.7	–	114.7
Administrative and other	453.3	134.7	588.0	442.0	244.3	686.3

	1,915.0	973.6	2,888.6	1,798.6	757.3	2,555.9

Current	1,191.3	690.1	1,881.4	1,142.3	560.5	1,702.8
Non-current	723.7	283.5	1,007.2	656.3	196.8	853.1

	1,915.0	973.6	2,888.6	1,798.6	757.3	2,555.9

15.  Borrowings

	December 31, 2016			December 31, 2015
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Borrowings – holding company
Fairfax unsecured notes:
7.375% due April 15, 2018(e)	144.2	144.2	153.8	144.2	144.1	157.1
7.50% due August 19, 2019 (Cdn$400.0)(d)	298.3	297.0	334.4	288.0	286.2	328.2
7.25% due June 22, 2020 (Cdn$275.0)(d)	205.1	204.2	233.6	198.0	196.9	228.4
5.80% due May 15, 2021(d)	500.0	497.4	538.9	500.0	496.7	531.5
6.40% due May 25, 2021 (Cdn$400.0)(d)	298.3	296.5	337.3	288.0	285.8	325.2
5.84% due October 14, 2022 (Cdn$450.0)(d)	335.6	339.6	373.9	324.0	328.7	359.1
4.50% due March 22, 2023 (Cdn$400.0)(4)	298.3	295.4	310.6	–	–	–
4.875% due August 13, 2024(d)	300.0	295.6	297.8	300.0	295.0	293.2
4.95% due March 3, 2025 (Cdn$350.0)(d)	261.0	256.6	272.6	252.0	247.0	261.4
8.30% due April 15, 2026(e)	91.8	91.6	109.9	91.8	91.5	112.1
4.70% due December 16, 2026 (Cdn$450.0)(1)	335.6	332.7	338.9	–	–	–
7.75% due July 15, 2037(e)	91.3	90.4	104.2	91.3	90.3	106.4
Revolving credit facility	200.0	200.0	200.0	–	–	–
Trust preferred securities	2.1	2.1	2.1	2.1	2.1	2.1
Purchase consideration payable due 2017	129.2	129.2	129.2	134.7	134.7	134.7

	3,490.8	3,472.5	3,737.2	2,614.1	2,599.0	2,839.4

Borrowings – insurance and reinsurance companies
OdysseyRe unsecured senior notes:
Series A, floating rate due March 15, 2021(d)	50.0	49.9	51.8	50.0	49.9	50.7
Series C, floating rate due December 15, 2021(d)	40.0	39.9	42.3	40.0	39.9	41.3
Brit 6.625% subordinated notes due December 9, 2030 (£135.0)	166.8	175.9	169.0	199.0	208.6	207.6
First Mercury floating rate trust preferred securities due 2036 and 2037	41.4	41.4	41.4	41.4	41.4	41.4
Zenith National 8.55% debentures due August 1, 2028(d)	38.4	38.2	38.2	38.4	38.1	38.1
Advent floating rate subordinated notes due June 3, 2035(d)	46.7	45.4	41.5	47.0	45.8	41.8
Advent floating rate unsecured senior notes due 2026(d)	46.0	44.8	46.0	46.0	44.8	46.0

	429.3	435.5	430.2	461.8	468.5	466.9

Borrowings – non-insurance companies(c)
Fairfax India floating rate term loan(2)	225.0	223.8	223.8	–	–	–
Cara floating rate term loan due September 2, 2019 (Cdn$150.0)(3)	111.9	111.4	111.4	–	–	–
The Keg 7.5% note due May 31, 2042 (Cdn$57.0)	42.5	42.5	42.5	41.0	41.0	41.0
The Keg floating rate revolving facility and term loan due July 2, 2018	20.9	20.7	20.7	23.0	22.8	22.8
Thomas Cook India 10.52% debentures redeemable in equal instalments from 2016 to 2018 (1.0 billion Indian rupees)	9.8	9.8	9.2	15.1	15.1	15.6
Thomas Cook India 9.37% debentures redeemable in equal instalments from 2018 to 2020 (1.0 billion Indian rupees)	14.7	14.7	14.7	15.1	15.0	15.0
Loans and revolving credit facilities primarily at floating rates(3)	438.6	436.7	436.7	190.9	190.1	190.1

	863.4	859.6	859.0	285.1	284.0	284.5

Total debt	4,783.5	4,767.6	5,026.4	3,361.0	3,351.5	3,590.8

	December 31, 2016				December 31, 2015
	Holding company	Insurance and reinsurance companies	Non-insurance companies	Total	Holding company	Insurance and reinsurance companies	Non-insurance companies	Total
Principal
Current	329.3	–	386.4	715.7	5.4	–	123.5	128.9
Non-current	3,161.5	429.3	477.0	4,067.8	2,608.7	461.8	161.6	3,232.1

	3,490.8	429.3	863.4	4,783.5	2,614.1	461.8	285.1	3,361.0

(a)
Principal net of unamortized issue costs and discounts (premiums).

(b)
Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(c)
These borrowings are non-recourse to the holding company.

(d)
Redeemable at the issuer's option at any time at certain prices specified in the instrument's offering document.

(e)
This debt has no provision for redemption prior to the contractual maturity date.

During 2016 the company and its subsidiaries completed the following debt transactions:

(1)
On December 16, 2016 the company completed an underwritten public offering of Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026 at an issue price of 99.669 for net proceeds after discount, commissions and expenses of $334.5 (Cdn$446.2). Commissions and expenses of $2.8 (Cdn$3.8) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time prior to September 16, 2026 at the greater of (i) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par, and at any time on or after September 16, 2026 at par. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

(2)
On September 16, 2016 Fairfax India entered into a $225.0 floating rate secured term loan. A portion of the net proceeds was used to fund an additional investment of $50.0 in Sanmar debt securities (note 6) while the remainder was invested in cash equivalents in anticipation of the investment in BIAL (note 23).

(3)
On September 2, 2016 Cara completed the acquisition of a 100% interest in St-Hubert (as described in note 23) which was partially financed through borrowings of $92.9 (Cdn$121.0) on its floating rate revolving credit facility and a floating rate term loan of $115.2 (Cdn$150.0) maturing on September 2, 2019.

(4)
On March 22, 2016 the company completed an underwritten public offering of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 at an issue price of 99.431 for net proceeds after discount, commissions and expenses of $303.2 (Cdn$395.7). Commissions and expenses of $1.5 (Cdn$2.0) were included as part of the carrying value of the debt. The notes are redeemable at the company's option, in whole or in part, at any time at the greater of (i) a specified redemption price based upon the then current yield of a Government of Canada bond with an equal term to maturity or (ii) par.

Principal repayments on borrowings are due as follows:

	2017	2018	2019	2020	2021	Thereafter	Total
Holding company	329.3	144.2	298.3	205.1	798.3	1,715.6	3,490.8
Insurance and reinsurance companies	–	–	–	–	90.0	339.3	429.3
Non-insurance companies	386.4	62.2	146.1	16.4	189.8	62.5	863.4

Total	715.7	206.4	444.4	221.5	1,078.1	2,117.4	4,783.5

Credit Facility – Holding company

The holding company has an unsecured $1.0 billion revolving credit facility (the "credit facility") with a syndicate of lenders that expires on May 11, 2019. At December 31, 2016 the company had drawn $200.0 on a short term basis from the credit facility at a floating interest rate of 2.46%.

Subsequent to December 31, 2016

On January 30, 2017 the company announced tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 of its outstanding 7.50% senior notes due August 19, 2019, 7.25% senior notes due June 22, 2020 and 6.40% senior notes due May 25, 2021. On February 23, 2017 the company announced a modification of pricing terms on its tender offers and extended the expiration to March 10, 2017.

16.  Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2016 included 1,548,000 (December 31, 2015 – 1,548,000) multiple voting shares and 23,004,207 (December 31, 2015 – 22,034,939) subordinate voting shares without par value prior to deducting 659,411 (December 31, 2015 – 569,850) subordinate voting shares reserved in treasury for share-based payment awards. The multiple voting shares are not traded.

Common stock

The number of shares outstanding was as follows:

	2016	2015
Subordinate voting shares – January 1	21,465,089	20,427,398
Issuances during the year	1,000,000	1,169,294
Purchases for cancellation	(30,732)	–
Treasury shares acquired	(130,075)	(185,156)
Treasury shares reissued	40,514	53,553

Subordinate voting shares – December 31	22,344,796	21,465,089
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	23,093,566	22,213,859

On March 2, 2016 the company completed an underwritten public offering of 1.0 million subordinate voting shares at a price of Cdn$735.00 per share, resulting in net proceeds of $523.5 (Cdn$705.1), after commissions and expenses of $22.2 (Cdn$29.9), to provide financing for the acquisition of Eurolife and the additional investment in ICICI Lombard as described in note 6.

During 2016 the company repurchased for cancellation 30,732 subordinate voting shares (2015 – nil) under the terms of its normal course issuer bids at a cost of $14.1 (2015 – nil) of which $8.0 (2015 – nil) was charged to retained earnings.

During 2016 the company repurchased for treasury 130,075 subordinate voting shares at a cost of $64.2 (2015 – 185,156 subordinate voting shares at a cost of $95.5) on the open market for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2017	January 19, 2017	January 26, 2017	$10.00	$237.4
January 5, 2016	January 20, 2016	January 27, 2016	$10.00	$227.8
January 5, 2015	January 20, 2015	January 27, 2015	$10.00	$216.1

Preferred stock

The number of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2015	6,016,384	3,983,616	7,924,674	–	10,000,000	–	12,000,000	–	9,500,000	–	49,424,674
2015 activity:
Issuances	–	–	–	–	–	–	–	–	–	9,200,000	9,200,000
Repurchases	–	–	(385,496)	–	–	–	–	–	–	–	(385,496)
Conversions	–	–	(3,572,044)	3,572,044	(2,567,048)	2,567,048	(1,534,447)	1,534,447	–	–	–

December 31, 2015	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178
2016 activity:	–	–	–	–	–	–	–	–	–	–	–

December 31, 2016	6,016,384	3,983,616	3,967,134	3,572,044	7,432,952	2,567,048	10,465,553	1,534,447	9,500,000	9,200,000	58,239,178

The carrying value of preferred shares outstanding was as follows:

	Series C	Series D	Series E	Series F	Series G	Series H	Series I	Series J	Series K	Series M	Total
January 1, 2015	136.7	90.5	181.4	–	235.9	–	288.5	–	231.7	–	1,164.7
2015 activity:
Issuances	–	–	–	–	–	–	–	–	–	179.0	179.0
Repurchases	–	–	(8.8)	–	–	–	–	–	–	–	(8.8)
Conversions	–	–	(81.8)	81.8	(60.6)	60.6	(36.9)	36.9	–	–	–

December 31, 2015	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.0	1,334.9
2016 activity:
Other	–	–	–	–	–	–	–	–	–	0.6	0.6

December 31, 2016	136.7	90.5	90.8	81.8	175.3	60.6	251.6	36.9	231.7	179.6	1,335.5

The terms of the company's cumulative five-year rate reset preferred shares at December 31, 2016 were as follows:

	Next possible redemption and conversion date(1)(2)	Number of shares outstanding	Stated capital	Liquidation preference per share	Fixed dividend rate per annum	Floating dividend rate per annum(3)
Series C	December 31, 2019	6,016,384	Cdn $150.4	Cdn $25.00	4.58%	–
Series D	December 31, 2019	3,983,616	Cdn $99.6	Cdn $25.00	–	3.66%
Series E	March 31, 2020	3,967,134	Cdn $99.2	Cdn $25.00	2.91%	–
Series F	March 31, 2020	3,572,044	Cdn $89.3	Cdn $25.00	–	2.67%
Series G	September 30, 2020	7,432,952	Cdn $185.8	Cdn $25.00	3.32%	–
Series H	September 30, 2020	2,567,048	Cdn $64.2	Cdn $25.00	–	3.07%
Series I	December 31, 2020	10,465,553	Cdn $261.6	Cdn $25.00	3.71%	–
Series J	December 31, 2020	1,534,447	Cdn $38.4	Cdn $25.00	–	3.36%
Series K	March 31, 2017	9,500,000	Cdn $237.5	Cdn $25.00	5.00%	–
Series M	March 31, 2020	9,200,000	Cdn $230.0	Cdn $25.00	4.75%	–
(1)
Fixed and floating rate cumulative preferred shares are redeemable at the company's option at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.

(2)
Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D, Series F, Series H, Series J, Series L and Series N respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the right, at their option, to convert their shares into fixed rate cumulative preferred shares Series C, Series E, Series G and Series I respectively, at the conversion dates specified in the table above, and on each subsequent five-year anniversary date.

(3)
The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

Accumulated other comprehensive income (loss)

The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2016			December 31, 2015
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	(356.6)	(7.6)	(364.2)	(243.7)	(21.6)	(265.3)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(157.1)	26.3	(130.8)	(118.0)	22.6	(95.4)

	(513.7)	18.7	(495.0)	(361.7)	1.0	(360.7)

Items that will not be subsequently reclassified to net earnings
Share of net gains (losses) on defined benefit plans of associates	(42.6)	10.8	(31.8)	(0.3)	0.5	0.2
Net losses on defined benefit plans	(28.0)	6.9	(21.1)	(5.4)	1.9	(3.5)

	(70.6)	17.7	(52.9)	(5.7)	2.4	(3.3)

Accumulated other comprehensive loss attributable to shareholders of Fairfax	(584.3)	36.4	(547.9)	(367.4)	3.4	(364.0)

Non-controlling interests

						Net earnings attributable to non-controlling interests
		December 31, 2016		December 31, 2015
						Year ended December 31,
		Minority voting percentage		Minority voting percentage
			Carrying value		Carrying value
Subsidiary	Domicile					2016	2015
Fairfax India(1)	Canada	4.7%	743.7	4.9%	716.4	24.4	18.1
Brit(2)	U.K.	27.5%	463.4	29.9%	505.1	50.4	3.6
Cara(3)	Canada	43.4%	523.9	43.1%	351.2	30.8	43.8
Thomas Cook India	India	32.3%	139.6	32.2%	106.3	2.4	2.2
AMAG(4)	Indonesia	20.0%	25.9	–	–	0.1	–
The Keg	Canada	49.0%	23.5	49.0%	17.2	5.9	2.2
All other	–		80.0		35.3	3.8	4.4

			2,000.0		1,731.5	117.8	74.3

Pursuant to the transactions described in note 23:

(1)
On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics.

(2)
On August 3, 2016 Brit paid cash consideration of $57.8 to purchase shares for cancellation from OMERS, which increased the company's ownership interest in Brit by 2.4%.

(3)
On September 2, 2016 Cara acquired a 100% interest in St-Hubert which was partially financed by a private placement of Cara subordinate voting shares.

(4)
On October 10, 2016 the company acquired an 80.0% interest in AMAG.

Non-controlling interest voting percentage was consistent with economic ownership for each subsidiary at December 31, 2016 except for Fairfax India and Cara whose non-controlling interest economic ownership percentages were 70.6% and 61.1% respectively.

17.  Earnings per Share

Net earnings (loss) per share is calculated based upon the weighted average common shares outstanding as follows:

	2016	2015
Net earnings (loss) attributable to shareholders of Fairfax	(512.5)	567.7
Preferred share dividends	(44.0)	(49.3)
Excess of book value over consideration of preferred shares purchased for cancellation	–	4.0

Net earnings (loss) attributable to common shareholders – basic and diluted	(556.5)	522.4

Weighted average common shares outstanding – basic	23,017,184	22,069,942
Share-based payment awards	–	494,874

Weighted average common shares outstanding – diluted	23,017,184	22,564,816

Net earnings (loss) per common share – basic	$(24.18)	$23.67
Net earnings (loss) per common share – diluted	$(24.18)	$23.15

Share-based payment awards of 567,450 were not included in the calculation of net loss per diluted common share for the year ended December 31, 2016 as inclusion of the awards would be anti-dilutive.

18.  Income Taxes

The company's provision for (recovery of) income taxes for the years ended December 31 were as follows:

	2016	2015
Current income tax
Current year expense	95.1	198.8
Adjustments to prior years' income taxes	19.1	(5.9)

	114.2	192.9

Deferred income tax
Origination and reversal of temporary differences	(265.6)	(194.4)
Adjustments to prior years' deferred income taxes	2.9	(9.9)
Other	(11.1)	(6.1)

	(273.8)	(210.4)

Recovery of income taxes	(159.6)	(17.5)

A significant portion of the company's earnings or losses before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differs from the Canadian statutory income tax rate (and may be significantly higher or lower). The company's earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31, 2016 and 2015 are summarized in the following table:

	2016					2015
	Canada	U.S.(1)	U.K.(2)	Other	Total	Canada	U.S.(1)	U.K.(2)	Other	Total
Earnings (loss) before income taxes	(332.8)	(354.1)	42.2	90.4	(554.3)	478.1	137.1	(56.1)	65.4	624.5
Provision for (recovery of) income taxes	69.6	(234.6)	(23.7)	29.1	(159.6)	59.7	(83.0)	(15.7)	21.5	(17.5)

Net earnings (loss)	(402.4)	(119.5)	65.9	61.3	(394.7)	418.4	220.1	(40.4)	43.9	642.0

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(2)
Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

The decrease in pre-tax profitability in Canada in 2016 compared to 2015 primarily reflected net losses on investments in 2016 compared to net gains on investments in 2015 and non-recurring gains in 2015 related to the Cara acquisition and sale of Ridley. The decrease in pre-tax profitability in the U.S. in 2016 compared to 2015 primarily reflected net losses on investments, reduced operating income of the insurance and reinsurance operating companies and increased net adverse development at U.S. Runoff. The increase in pre-tax profitability in the U.K. and Other in 2016 compared to 2015 primarily reflected improved investment results.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the recovery of income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31, 2016 and 2015 are summarized in the following table:

	2016	2015
Canadian statutory income tax rate	26.5%	26.5%

Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(146.9)	165.5
Non-taxable investment income	(74.7)	(204.1)
Change in unrecorded tax benefit of losses and temporary differences	117.5	(28.9)
Change in tax rate for deferred income taxes	(15.1)	(2.4)
Provision (recovery) relating to prior years	22.0	(0.6)
Tax rate differential on income and losses incurred outside Canada	(65.3)	29.8
Other including permanent differences	11.3	17.5
Foreign exchange effect	(8.4)	5.7

Recovery of income taxes	(159.6)	(17.5)

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada. During 2015 non-taxable investment income of $204.1 included gains on the sale of Ridley and the Cara acquisition. The Ridley gain and a portion of the Cara gain were incurred in Canada and therefore only 50% taxable, while the remainder of the Cara gain was largely non-taxable as the Cara acquisition resulted in a rollover of tax basis for the instruments exchanged.

The change in unrecorded tax benefit of losses and temporary differences of $117.5 in 2016 principally reflected deferred tax assets in Canada of $117.9 (2015 – $10.9) that were not recorded because the related pre-tax losses did not meet the applicable recognition criteria under IFRS. In 2015 the change in unrecorded tax benefit of losses and temporary differences of $28.9 also included the recognition of a deferred tax asset at Cara ($40.8) after determining that it was probable that certain tax attributes and temporary differences at Cara could be utilized prior to expiration.

The provision relating to prior years in 2016 of $22.0 and the recovery relating to prior years in 2015 of $0.6 primarily related to refinements of computations associated with internal reorganizations and adjustments arising from the filing of income tax returns.

The tax rate differential on income and losses incurred outside Canada of $65.3 in 2016 principally reflected the rate differential on net losses in the U.S. and net earnings in the U.K. The tax rate differential on income and losses incurred outside Canada of $29.8 in 2015 principally reflected the rate differential on net earnings in the U.S. The U.S. statutory income tax rate is significantly higher than the Canadian rate while the U.K. statutory income tax rate is lower than the Canadian rate.

Income taxes refundable and payable were as follows:

	December 31, 2016	December 31, 2015
Income taxes refundable	202.7	97.9
Income taxes payable	(35.4)	(85.8)

Net income taxes refundable	167.3	12.1

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2016	2015
Balance – January 1	12.1	(67.2)
Amounts recorded in the consolidated statements of earnings	(114.2)	(192.9)
Payments made during the year	267.1	259.0
Acquisitions of subsidiaries	3.9	12.0
Foreign exchange effect and other	(1.6)	1.2

Balance – December 31	167.3	12.1

Changes in the net deferred income tax asset during the years ended December 31 were as follows:

	2016
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2016	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9
Amounts recorded in the consolidated statement of earnings	(57.8)	(22.7)	31.8	(24.1)	27.9	266.9	49.4	2.4	273.8
Amounts recorded in total equity	–	–	–	–	–	17.7	–	19.6	37.3
Acquisitions of subsidiaries (note 23)	9.7	–	(0.3)	0.7	(47.7)	(1.1)	–	(14.5)	(53.2)
Foreign exchange effect and other	1.5	0.8	2.3	0.3	(2.4)	(0.6)	–	8.9	10.8

Balance – December 31, 2016	188.8	182.3	126.6	(120.0)	(347.6)	331.9	224.3	146.3	732.6

	2015
	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2015	479.7	293.0	89.8	(95.5)	(155.3)	(339.3)	112.3	75.7	460.4
Amounts recorded in the consolidated statement of earnings	(238.3)	(51.7)	3.0	(0.6)	12.8	376.9	62.6	45.7	210.4
Amounts recorded in total equity	(1.6)	–	–	–	–	9.4	–	(7.0)	0.8
Acquisitions of subsidiaries (note 23)	10.7	(32.9)	–	–	(206.9)	(0.1)	–	20.2	(209.0)
Foreign exchange effect and other	(15.1)	(4.2)	–	(0.8)	24.0	2.1	–	(4.7)	1.3

Balance – December 31, 2015	235.4	204.2	92.8	(96.9)	(325.4)	49.0	174.9	129.9	463.9

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary differences included in the deferred income tax asset at December 31, 2016 related to provision for losses and loss adjustment expenses and investments, partially offset by a deferred income tax liability related to intangible assets. The provision for losses and loss adjustment expenses is recorded on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes, resulting in temporary differences. Temporary differences related to investments are primarily due to net unrealized investment losses in the U.S. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are only recognized for tax purposes when realized (particularly in the U.S. and several other jurisdictions).

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2016 management has not recorded deferred income tax assets of $590.0 (December 31, 2015 – $412.2) related primarily to operating and capital losses and U.S. foreign tax credits. The losses for which deferred income tax assets have not been recorded are comprised of $1,064.7 of losses in Canada (December 31, 2015 – $591.1), $585.7 of losses in Europe (December 31, 2015 – $463.0), $44.6 of losses in the U.S. (December 31, 2015 – $44.5), and $59.0 of foreign tax credits in the U.S. (December 31, 2015 – $59.0). The losses in Canada expire between 2026 and 2036. The losses and foreign tax credits in the U.S. expire between 2020 and 2035. The losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries. Unremitted earnings amounted to approximately $3.1 billion at December 31, 2016 (December 31, 2015 – $3.2 billion) and are not likely to be repatriated in the foreseeable future.

19.  Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company's capital requirements and management thereof are discussed in note 24. The company's share of dividends paid in 2016 by the insurance and reinsurance subsidiaries, comprised of cash and marketable securities, which are eliminated on consolidation was $447.8 (2015 – $757.9). Based on the surplus and net income of the insurance and reinsurance subsidiaries at December 31, 2016, the dividend capacity available in 2017 at each of the primary operating companies is as follows:

December 31, 2016
OdysseyRe	319.4
Northbridge(1)	178.5
Zenith National	115.2
Crum & Forster	103.0
Brit	97.1

813.2

(1)
Subject to prior regulatory approval.

20.  Contingencies and Commitments

Lawsuits

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. This appeal was heard on October 17, 2016, and the decision was reserved. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's consolidated financial statements include no anticipated recovery from the lawsuit.

Other

The Autorité des marchés financiers (the "AMF"), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.

The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.

Resolute's above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute's takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF's investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, which could be administrative or penal, no assurance can be given at this time by Fairfax as to the outcome.

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company's financial position, financial performance or cash flows.

OdysseyRe, Brit, Advent and RiverStone (UK) ("the Lloyd's participants") underwrite in the Lloyd's of London insurance market through their participation in certain Lloyd's syndicates. The Lloyd's participants have pledged cash and securities with fair values of $207.4 and $1,105.8 at December 31, 2016 as capital to support those underwriting activities and in respect of specific reinsurance contracts that the entities have entered into. Pledged securities and restricted cash consist of cash, fixed income and equity investments which are included within portfolio investments on the consolidated balance sheet. The Lloyd's participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd's participants' liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd's. The company believes that the syndicates for which the Lloyd's participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company's maximum capital commitments for potential investments in common stocks, limited partnerships and associates at December 31, 2016 was $280.8, with a further amount of approximately $6.6 billion committed for investments described in note 23 (excluding potential co-investments by third parties), most notably the company's agreements to acquire or invest in Allied World, AIG's insurance operations in Latin America and Central and Eastern Europe, Fairfax Africa and Fairfax India's agreement to invest in BIAL.

21.  Pensions and Post Retirement Benefits

The funded status of the company's defined benefit pension and post retirement plans were as follows:

	Defined benefit pension plans December 31		Post retirement benefit plans December 31
	2016	2015	2016	2015
Benefit obligation	(803.7)	(736.6)	(109.3)	(98.3)
Fair value of plan assets	747.9	715.4	–	–

Funded status of plans – deficit	(55.8)	(21.2)	(109.3)	(98.3)
Impact of asset ceiling	(1.0)	(1.4)	–	–

Net accrued liability (notes 13 and 14)(1)	(56.8)	(22.6)	(109.3)	(98.3)

Weighted average assumptions used to determine benefit obligations:
Discount rate	3.6%	4.0%	4.2%	4.2%
Rate of compensation increase	3.6%	3.5%	3.8%	3.5%
Health care cost trend	–	–	6.1%	6.4%
(1)
The defined benefit pension plan net accrued liability at December 31, 2016 of $56.8 (December 31, 2015 – $22.6) was comprised of pension surpluses of $50.8 and pension deficits of $107.6 (December 31, 2015 – $77.8 and $100.4).

Pension and post retirement expenses recognized in the consolidated statements of earnings for the years ended December 31 were as follows:

	2016	2015
Defined benefit pension plan expense	27.7	21.6
Defined contribution pension plan expense	32.2	32.5
Defined benefit post retirement expense	8.0	9.4

	67.9	63.5

Pre-tax actuarial net gains (losses) recognized in the consolidated statements of comprehensive income for the years ended December 31 were as follows:

	2016	2015
Defined benefit pension plans
Actuarial net gains (losses) on plan assets and change in asset ceiling	54.5	(40.2)
Actuarial net gains (losses) on benefit obligations	(76.4)	25.7

	(21.9)	(14.5)
Post retirement benefit plans – actuarial net gains (losses) on benefit obligations	(1.4)	5.1

	(23.3)	(9.4)

During 2016 the company contributed $21.8 (2015 – $29.8) to its defined benefit pension and post retirement benefit plans, and expects to make contributions of $27.2 in 2017.

22.  Operating Leases

During 2016 the company incurred operating lease costs of $152.4 (2015 – $132.2).

Aggregate future minimum operating lease commitments at December 31, 2016 relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2017	142.7
2018	132.9
2019	122.9
2020	109.2
2021	99.4
Thereafter	328.1

23.  Acquisitions and Divestitures

Subsequent to December 31, 2016

Investment in Fairfax Africa Holdings Corporation

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $494.2 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa will be consolidated in the Other reporting segment.

Acquisition of Saurashtra Freight Private Limited

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

Agreement to acquire Tower Limited

On February 8, 2017 the company entered into an agreement to acquire 100% of Tower Limited ("Tower") for cash consideration of approximately $144 (197 million New Zealand dollars). Closing of the transaction is subject to regulatory approvals and certain Tower shareholder approvals, and is expected to occur in the second quarter of 2017. Tower is a general insurer in New Zealand and the Pacific Islands with approximately $208 of gross premiums written in fiscal 2016.

Additional Investment in Fairfax India Holdings Corporation

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.

Agreement to acquire Allied World Assurance Holdings, AG

On December 18, 2016 the company entered into an agreement to acquire all of the issued and outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World") for consideration of $54.00 per share or $4.9 billion in aggregate. The consideration per share is expected to be comprised as follows: a pre-closing cash dividend paid by Allied World ($5.00); an exchange of Allied World common shares for Fairfax subordinate voting shares based on certain prescribed exchange ratios ($26.00); and cash paid by Fairfax ($23.00, inclusive of funding provided by co-investors as described below). The company has entered into agreements with Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation ("AIMCo"), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together "the co-investors"), pursuant to which the co-investors will invest approximately $1.6 billion to indirectly acquire approximately 33% of the issued and outstanding shares of Allied World contemporaneous with the company's acquisition of Allied World. The company will have the ability to acquire the shares owned by the co-investors over time. Closing of the transaction is subject to regulatory approvals and certain Allied World shareholder approvals, and is expected to occur in the second or third quarter of 2017. Allied World is a global property, casualty and specialty insurer and reinsurer.

Agreement to acquire certain American International Group, Inc. operations in Latin America and Central and Eastern Europe

On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") its insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240. Through an ongoing partnership, Fairfax will support and service AIG's multinational business in the countries where business operations are acquired. Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and expected to close in 2017.

Agreement to invest in Bangalore International Airport Limited

On March 28, 2016 the company and Fairfax India entered into an agreement to collectively acquire a 33.0% interest in Bangalore International Airport Limited ("BIAL") from Bangalore Airport & Infrastructure Developers Private Limited, a wholly-owned subsidiary of GVK Power and Infrastructure Limited, for aggregate consideration of approximately $330 (approximately 22.0 billion Indian rupees) (the "GVK transaction"). The company also entered into a separate agreement to acquire an additional 5.0% interest in BIAL from Flughafen Zurich AG for approximately $49, contingent upon the successful completion of the GVK transaction. The transactions remain subject to closing conditions and regulatory approvals. BIAL owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

Year ended December 31, 2016

Acquisition of Zurich Insurance Company South Africa Limited

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016. The assets and liabilities and results of operations of Bryte Insurance were consolidated in the Insurance and Reinsurance – Other reporting segment.

Acquisition of Original Joe's Franchise Group Inc.

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

Acquisition of Golf Town Limited

On October 31, 2016 the company acquired a 60% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories. The assets and liabilities and results of operations of Golf Town were consolidated in the Other reporting segment.

Acquisition of PT Asuransi Multi Artha Guna Tbk

On October 10, 2016, the company acquired an 80.0% interest in PT Asuransi Multi Artha Guna Tbk. ("AMAG") from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016. The assets and liabilities and results of operations of AMAG were consolidated in the Fairfax Asia reporting segment.

Acquisition of Asian Alliance General Insurance Limited

On October 3, 2016 Union Assurance acquired a 100% interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited ("Fairfirst Insurance")) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016. The assets and liabilities and results of operations of Fairfirst Insurance were consolidated in the Fairfax Asia reporting segment.

Acquisition of Groupe St-Hubert Inc.

On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $414.9 (Cdn$540.2), comprised of cash consideration of $373.5 (Cdn$486.3) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.

Acquisition of Privi Organics Limited

On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. It is expected that Privi Organics will be merged with Fairchem Speciality Limited ("Fairchem", formerly known as Adi Finechem Limited) in the first quarter of 2017, subject to customary closing conditions. Fairfax India had acquired a 44.9% interest in Fairchem in the first quarter of 2016. After the merger is effective, Fairfax India will own approximately 49% of the merged business. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

Acquisition of Eastern European Insurers

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection.

The preliminary determination of the fair value of assets acquired and liabilities assumed in connection with the Bryte Insurance, AMAG, St-Hubert and other acquisitions during 2016 is summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the respective acquisition dates:

	Bryte Insurance		AMAG		St-Hubert		Other(1)
Acquisition date	December 7, 2016		October 10, 2016		September 2, 2016
Percentage of common shares acquired	100.0%		80.0%		100.0%	(2)
Assets:
Insurance contract receivables	45.0		8.9		–		41.3
Portfolio investments(3)	220.4		104.6		–		22.3
Recoverable from reinsurers	85.8		26.4		–		1.1
Deferred income taxes	11.3		0.8		–		9.3
Goodwill and intangible assets	16.9	(4)	137.6	(5)	318.4	(6)	145.8
Other assets	10.8		25.8		182.8		208.3

	390.2		304.1		501.2		428.1

Liabilities:
Accounts payable and accrued liabilities	88.4		16.7		30.8		48.8
Short sale and derivative obligations	–		–		–		–
Deferred income taxes	–		–		55.5		14.4
Funds withheld payable to reinsurers	1.4		5.4		–		0.4
Insurance contract liabilities	172.4		76.3		–		59.7
Borrowings	–		–		–		48.1

	262.2		98.4		86.3		171.4
Non-controlling interests	–		26.8		–		57.3
Purchase consideration	128.0		178.9		414.9		199.4

	390.2		304.1		501.2		428.1

(1)
Includes the acquisitions of Fairfirst Insurance (100%), Privi Organics (50.8%), QBE insurance operations (100%), Golf Town (60.0%), and Cara's acquisition of 89.2% of Original Joe's.

(2)
Fairfax's economic interest in St-Hubert was 38.9% as a result of acquiring St-Hubert through 38.9%-owned Cara.

(3)
Included $48.4 and $6.2 of subsidiary cash and cash equivalents for Bryte Insurance and AMAG respectively.

(4)
Comprised of $11.5 of goodwill and $5.4 of intangible assets.

(5)
Comprised of $71.6 of goodwill and $66.0 of intangible assets.

(6)
Comprised of $84.2 of goodwill and $234.2 of intangible assets (primarily brand names of $183.1).

Year ended December 31, 2015

National Collateral Management Services Limited

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further 14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). Commencing August 19, 2015 the assets and liabilities and results of operations of NCML were consolidated by Fairfax India and included in the Other reporting segment. NCML is a leading private-sector agricultural commodities storage company in India. Fairfax's economic interest in NCML at August 19, 2015 was 20.7%, (increased to 24.8% by September 28, 2015) as that interest is held through a 28.1% equity interest in Fairfax India.

Sale of Ridley Inc.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley Inc. ("Ridley") for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

Acquisition of Brit PLC

On June 5, 2015 the company completed the acquisition of 97.0% of the outstanding ordinary shares of Brit PLC ("Brit") for 305 pence per share (comprised of $4.30 (280 pence) per share in cash paid by the company and the final and special dividends of $0.38 (25 pence) per share paid by Brit on April 30, 2015), representing aggregate cash consideration of $1,656.6 (£1,089.1). The remaining 3.0% of the outstanding ordinary shares of Brit were acquired by July 8, 2015 on the same terms as described in the preceding sentence. The assets and liabilities and results of operations of Brit were consolidated in the Brit reporting segment. Brit is a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company completed the sale of 29.9% of the outstanding ordinary shares of Brit to OMERS, for cash proceeds of $516.0 ($4.30 per share). OMERS has a dividend in priority to the company, and the company will have the ability to repurchase the shares owned by OMERS over time. These transactions resulted in an increase of $501.1 to the company's non-controlling interests.

The net proceeds from underwritten public offerings (described in more detail in notes 15 and 16 of the Notes to Consolidated Financial Statements for the year ended December 31, 2015) of 1.15 million subordinate voting shares ($575.9), 9.2 million Series M preferred shares ($179.0) and Cdn$350.0 of 4.95% Fairfax senior notes due 2025 ($275.7), all of which closed on March 3, 2015, were used to finance the acquisition of Brit.

Acquisition of Cara Operations Limited

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited ("Cara") through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. The assets and liabilities and results of operations of Cara were consolidated in the Other reporting segment. These transactions resulted in an increase of $353.8 to the company's non-controlling interests. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

Investment in Fairfax India Holdings Corporation

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries. The assets and liabilities and results of operations of Fairfax India were consolidated in the Other reporting segment. These transactions resulted in an increase of $737.3 to the company's non-controlling interests.

Acquisition of MCIS Insurance Berhad

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of annual gross premiums written in its general insurance business. The assets and liabilities and results of operations of MCIS were consolidated in the Fairfax Asia reporting segment.

Acquisition of Union Assurance General Limited

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance General Limited ("Union Assurance") for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance, with approximately $43 of gross premiums written in 2015, is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business. The assets and liabilities and results of operations of Union Assurance were consolidated in the Fairfax Asia reporting segment.

The determination of the fair value of assets acquired and liabilities assumed in connection with the Brit, Cara and NCML acquisitions is summarized in the table that follows:

	Brit		Cara		NCML
Acquisition date	June 5, 2015		April 10, 2015		August 19, 2015
Percentage of common shares acquired	97.0%		40.7%		73.6%	(4)
Assets:
Insurance contract receivables	727.8		–		–
Portfolio investments	3,938.6	(1)	0.5		33.3	(5)
Recoverable from reinsurers	882.1		–		–
Deferred income taxes	–		–		0.9
Goodwill and intangible assets	746.4	(2)	846.2	(3)	66.1	(6)
Other assets	116.2		128.4		91.7

	6,411.1		975.1		192.0

Liabilities:
Accounts payable and accrued liabilities	76.8		147.9		10.8
Short sale and derivative obligations	8.6		–		–
Deferred income taxes	130.4		77.6		–
Funds withheld payable to reinsurers	354.0		–		–
Insurance contract liabilities	3,921.4		–		–
Borrowings	216.7		31.9		36.1

	4,707.9		257.4		46.9
Non-controlling interests	46.6		353.8		20.9
Purchase consideration	1,656.6		363.9		124.2

	6,411.1		975.1		192.0

(1)
Included $549.7 of subsidiary cash and cash equivalents, of which $89.4 was restricted.

(2)
Comprised of $154.3 of goodwill and $592.1 of intangible assets (primarily Lloyd's participation rights of $416.2).

(3)
Comprised of $129.3 of goodwill and $716.9 of intangible assets (primarily brand names of $699.9).

(4)
Fairfax's economic interest in NCML was 20.7% as a result of acquiring NCML through 28.1% – owned Fairfax India.

(5)
Included $20.5 of subsidiary cash and cash equivalents.

(6)
Comprised of $66.0 of goodwill and $0.1 of intangible assets.

Brit contributed revenue of $846.7 and a net loss of $14.9 to the company's consolidated financial results for the year ended December 31, 2015. Had Brit been acquired on January 1, 2015, the company's pro-forma consolidated revenue and net earnings would have been $10,273.1 and $678.4 respectively for the year ended December 31, 2015.

24.  Financial Risk Management

Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at December 31, 2016 compared to those identified at December 31, 2015, except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. The company's management, in consultation with the designated Chief Risk Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company's Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2016 compared to December 31, 2015.

Principal lines of business

The company's principal lines of business and the significant insurance risks inherent therein are as follows:

  •
  Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;

  •
  Casualty, which insures against accidents (including workers' compensation and automobile) and also includes employers' liability, accident and health, medical malpractice, and umbrella coverage;

  •
  Specialty, which insures against marine, aerospace and surety risk, and other miscellaneous risks and liabilities that are not identified above; and

  •
  Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company's concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company's exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) in 2016 by line of business amounted to $463.5 for property (2015 – $379.3), $699.9 for casualty (2015 – $512.2) and $282.5 for specialty (2015 – $243.8).

	Canada		United States		Asia(1)		International(2)		Total
For the years ended December 31	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Property	582.7	579.4	1,466.0	1,250.4	464.8	413.2	502.7	503.6	3,016.2	2,746.6
Casualty	528.5	489.5	4,002.9	3,547.5	352.3	288.6	465.1	536.9	5,348.8	4,862.5
Specialty	126.4	112.6	485.6	371.8	231.9	284.3	325.4	278.0	1,169.3	1,046.7

Total	1,237.6	1,181.5	5,954.5	5,169.7	1,049.0	986.1	1,293.2	1,318.5	9,534.3	8,655.8

Insurance	1,134.6	1,095.3	4,607.0	4,060.4	516.3	494.6	672.3	535.0	6,930.2	6,185.3
Reinsurance	103.0	86.2	1,347.5	1,109.3	532.7	491.5	620.9	783.5	2,604.1	2,470.5

	1,237.6	1,181.5	5,954.5	5,169.7	1,049.0	986.1	1,293.2	1,318.5	9,534.3	8,655.8

(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, Sri Lanka, Malaysia, Singapore, Indonesia, Thailand and the Middle East,.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

Pricing Risk

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving Risk

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

The time required to learn of and settle claims is often referred to as the "tail" and is an important consideration in establishing the company's reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers' compensation and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases of long-tail claims like those involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as the inherent risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; and the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company's financial position. The insurance risk diversity within the company's portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe Risk

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss ("PML") modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company's proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company operates.

Each of the operating companies has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location. Those guidelines are regularly monitored and updated by the operating companies. Each of the operating companies also manages catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerances. The company's head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. The independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is currently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company's objective is to limit its company-wide catastrophe loss exposure such that one year's aggregate pre-tax net catastrophe losses would not exceed one year's normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders' equity, adjusted to a pre-tax basis, to be representative of one year's normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

Management of Underwriting Risk

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company's operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company's objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company's provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries. The company also purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so, at the operating company level for specific exposures and, if needed, at the holding company level for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company's losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company's loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company's reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Further compounding these effects has been the relatively benign level of catastrophe losses for reinsurers in the United States over the last number of years. The company will remain opportunistic in its use of reinsurance, balancing capital requirements and the cost of reinsurance.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2016 compared to December 31, 2015.

The company's aggregate gross credit risk exposure at December 31, 2016 (without taking into account amounts held by the company as collateral) was comprised as follows:

	December 31, 2016	December 31, 2015
Cash and short term investments	11,235.6	7,375.9
Bonds:
U.S., U.K., German, and Canadian sovereign government	1,653.8	3,242.9
Other sovereign government	951.1	1,379.1
Canadian provincials	196.9	198.8
U.S. states and municipalities	4,732.2	6,646.2
Corporate and other	2,633.5	2,071.3
Receivable from counterparties to derivative contracts	196.4	561.6
Insurance contract receivables	2,917.5	2,546.5
Recoverable from reinsurers	4,010.3	3,890.9
Other assets	1,065.4	930.8

Total gross credit risk exposure	29,592.7	28,844.0

The company had income taxes refundable of $202.7 at December 31, 2016 (December 31, 2015 – $97.9).

Cash and Short Term Investments

The company's cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the company operates. At December 31, 2016, 85.1% of these balances were held in Canadian and U.S. financial institutions, 8.1% in European financial institutions and 6.8% in other foreign financial institutions (December 31, 2015 – 86.3%, 5.5% and 8.2% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to other institutions considered to be more stable.

Investments in Debt Instruments

The company's risk management strategy for debt instruments is to invest primarily in high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party credit ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

At December 31, 2016 the company's bond investments considered to be subject to credit risk had a fair value of $8,454.1 (December 31, 2015 – $10,220.3), representing 29.7% (December 31, 2015 – 35.2%) of the total investment portfolio (comprising bonds included in other sovereign government rated A/A or lower and all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other). The company considers its investment of $1,713.4 (December 31, 2015 – $3,318.0) in sovereign bonds rated AA/Aa or higher (primarily sovereign bonds issued by the U.S., U.K., German and Canadian governments, including $1,117.3 (December 31, 2015 – $2,699.7) of U.S. treasury bonds), representing 6.0% (December 31, 2015 – 11.4%) of the total investment portfolio, to present only a nominal risk of default. Other sovereign government bonds included Greek bonds purchased at deep discounts to par of $22.3 (December 31, 2015 – $151.4) that were rated below investment grade. At December 31, 2016 and 2015, the company did not own any bonds issued by Ireland, Italy, Portugal or Spain.

The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	December 31, 2016			December 31, 2015
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,042.0	1,915.8	18.8	3,562.5	3,587.9	26.5
AA/Aa	3,669.1	4,383.3	43.1	5,100.6	6,125.8	45.3
A/A	649.3	728.5	7.2	566.4	647.6	4.8
BBB/Baa	910.4	1,024.0	10.1	1,288.6	1,368.9	10.1
BB/Ba	98.5	117.6	1.2	318.0	272.5	2.0
B/B	339.0	261.6	2.5	26.9	26.3	0.2
Lower than B/B and unrated	1,808.8	1,736.7	17.1	1,549.3	1,509.3	11.1

Total	9,517.1	10,167.5	100.0	12,412.3	13,538.3	100.0

At December 31, 2016, 79.2% (December 31, 2015 – 86.7%) of the fixed income portfolio carrying value was rated investment grade or better, with 61.9% (December 31, 2015 – 71.8%) being rated AA or better (primarily consisting of government obligations). During 2016 the company's net sales (proceeds net of purchases) of long dated U.S. treasury bonds and U.S. state and municipal bonds reduced its holdings by $2.1 billion and $1.7 billion respectively, which significantly decreased the company's proportion of investments in debt instruments rated AAA/Aaa and AA/Aa (the net proceeds were primarily re-invested into cash and short term investments). The decrease in bonds rated BBB/Baa reflected net sales of certain of the company's other sovereign government bonds. The increase in bonds rated B/B reflected a credit rating downgrade on certain of the company's tax exempt and taxable U.S. municipal bonds (reported in the BBB/Baa category at December 31, 2015). The increase in bonds rated lower than B/B and unrated reflected the company's purchase of certain corporate and other bonds that are unrated. Except as described above, there were no other significant changes to the composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating at December 31, 2016 compared to December 31, 2015.

At December 31, 2016 holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $4,178.6 (December 31, 2015 – $4,701.6), which represented approximately 14.7% (December 31, 2015 – 16.2%) of the total investment portfolio. Exposure to the largest single issuer of corporate bonds at December 31, 2016 was $461.2

(December 31, 2015 – $547.6), which represented approximately 1.6% (December 31, 2015 – 1.9%) of the total investment portfolio.

The consolidated investment portfolio included $4.7 billion at December 31, 2016 (December 31, 2015 – $6.6 billion) of U.S. state and municipal bonds (approximately $3.3 billion tax-exempt, $1.4 billion taxable), a large portion of which were purchased during 2008 within subsidiary investment portfolios. At December 31, 2016 approximately $2.1 billion (December 31, 2015 – $3.7 billion) of those U.S. state and municipal bonds are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default, and are therefore all rated AA or better.

Counterparties to Derivative Contracts

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may be insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's credit risk related to derivative contract counterparties, assuming all such counterparties are simultaneously in default:

	December 31, 2016	December 31, 2015
Total derivative assets(1)	196.4	561.6
Impact of net settlement arrangements	(53.8)	(61.1)
Fair value of collateral deposited for the benefit of the company(2)	(54.0)	(285.2)
Excess collateral pledged by the company in favour of counterparties	12.2	39.3
Initial margin not held in segregated third party custodian accounts	5.0	59.8

Net derivative counterparty exposure after net settlement and collateral arrangements	105.8	314.4

(1)
Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)
Excludes $8.7 (December 31, 2015 – $8.1) of excess collateral pledged by counterparties.

Collateral deposited for the benefit of the company at December 31, 2016 consisted of cash and government securities of $8.3 and $54.4 respectively (December 31, 2015 – $28.7 and $264.6 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2016.

Recoverable from Reinsurers

Credit risk on the company's recoverable from reinsurers balance existed at December 31, 2016 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

The company's reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company's largest single recoverable from reinsurer (Munich Reinsurance Company) represented 3.6% of shareholders' equity attributable to shareholders of Fairfax at December 31, 2016 (December 31, 2015 – 3.2%) and is rated A+ by A.M. Best.

The company's gross exposure to credit risk from counterparties to its reinsurance contracts remained substantially unchanged at December 31, 2016 compared to December 31, 2015. Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2016			December 31, 2015
A.M. Best Rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	390.0	82.0	308.0	422.2	99.7	322.5
A+	1,551.0	252.8	1,298.2	1,325.5	163.3	1,162.2
A	1,130.8	146.7	984.1	1,294.8	105.3	1,189.5
A-	299.7	83.9	215.8	347.7	162.4	185.3
B++	22.0	5.8	16.2	16.9	3.7	13.2
B+	2.0	1.2	0.8	5.9	5.2	0.7
B or lower	11.9	8.8	3.1	17.8	13.6	4.2
Not rated	703.3	250.8	452.5	556.8	163.6	393.2
Pools and associations	71.3	55.2	16.1	90.3	68.4	21.9

	4,182.0	887.2	3,294.8	4,077.9	785.2	3,292.7
Provision for uncollectible reinsurance	(171.7)		(171.7)	(187.0)		(187.0)

Recoverable from reinsurers	4,010.3		3,123.1	3,890.9		3,105.7

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The company's policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and subsidiary company levels to ensure that future cash needs are met or exceeded by cash flows generated from operating companies.

The holding company's known significant commitments for 2017 consist of payment of the $237.4 ($10.00 per share) dividend on common shares (paid January 2017), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below), the anticipated acquisitions of Allied World, Tower and certain AIG operations in Latin America and Central and Eastern Europe, investments in Fairfax India (completed January 13, 2017) and Fairfax Africa (completed February 17, 2017), and up to Cdn$250 of funding for tender offers for certain of the company's senior notes. The net proceeds from an underwritten public offering of Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026, which closed on December 16, 2016, will be used to finance the tender offers (see note 15).

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2016 of $1,329.4 provides adequate liquidity to meet the holding company's known commitments in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (described in note 15).

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company's insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2016 portfolio investments net of short sale and derivative obligations totaled $27.1 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, common stocks and limited partnership interests that are relatively illiquid. At December 31, 2016 these asset classes represented approximately 10.6% (December 31, 2015 – 7.4%) of the carrying value of the insurance and reinsurance subsidiaries' portfolio investments. At December 31, 2016 Fairfax India held relatively illiquid investments with a carrying value of $326.0 (December 31, 2015 – nil).

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2016 the insurance and reinsurance subsidiaries and the holding company paid net cash of $814.4 (2015 – received net cash of $225.4) and $91.0 (2015 – received net cash of $34.9) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund such obligations from cash provided by operating activities. The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above. The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes should significantly reduce cash flow volatility in future periods.

The following tables set out the maturity profile of the company's financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2016
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,257.4	433.9	347.4	113.3	131.8	2,283.8
Funds withheld payable to reinsurers	125.1	252.0	25.8	1.5	11.8	416.2
Provision for losses and loss adjustment expenses	1,383.5	3,890.0	5,664.4	3,428.0	5,115.9	19,481.8
Borrowings – principal	478.1	237.6	650.8	1,299.6	2,117.4	4,783.5
Borrowings – interest	51.5	197.6	443.1	334.5	610.0	1,636.7

	3,295.6	5,011.1	7,131.5	5,176.9	7,986.9	28,602.0

	December 31, 2015
	Less than 3 months	3 months to 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Accounts payable and accrued liabilities(1)	1,129.2	459.0	335.6	104.1	82.9	2,110.8
Funds withheld payable to reinsurers	101.0	190.0	22.1	6.8	2.9	322.8
Provision for losses and loss adjustment expenses	1,397.5	3,870.2	5,725.2	3,444.7	5,378.8	19,816.4
Borrowings – principal	11.6	117.3	353.9	511.4	2,366.8	3,361.0
Borrowings – interest	38.9	166.7	382.3	319.5	631.6	1,539.0

	2,678.2	4,803.2	6,819.1	4,386.5	8,463.0	27,150.0

(1)
Excludes pension and post retirement liabilities, ceded deferred premium acquisition costs and accrued interest. Operating lease commitments are described in note 22.

The timing of loss payments is not fixed and represents the company's best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2016 the company had income taxes payable of $35.4 (December 31, 2015 – $85.8).

The following table provides a maturity profile of the company's short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

	December 31, 2016			December 31, 2015
	Less than 3 months	3 months to 1 year	Total	Less than 3 months	3 months to 1 year	Total
Equity total return swaps – short positions	78.1	–	78.1	9.3	–	9.3
Equity total return swaps – long positions	5.1	–	5.1	9.5	–	9.5
Foreign exchange forward contracts	89.0	12.4	101.4	53.9	20.2	74.1
U.S. Treasury bond forward contracts	49.7	–	49.7	–	–	–

	221.9	12.4	234.3	72.7	20.2	92.9

Market Risk

Market risk (comprised of foreign currency risk, interest rate risk and other price risk) is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure at the subsidiary level and in total at the holding company level. The following is a discussion of the company's primary market risk exposures and how those exposures are managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company's interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2016 the company's investment portfolio included fixed income securities with an aggregate fair value of $10.2 billion that is subject to interest rate risk.

The company's exposure to interest rate risk decreased significantly during 2016 compared to 2015 as a result of meaningful actions taken by the company. As a result of fundamental changes to the macroeconomic outlook for the U.S. and the ensuing potential for a significant increase in market interest rates, during the fourth quarter of 2016 the company sold the majority of its long dated U.S. treasury bonds, realizing net proceeds of $4,753.5, and to further reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into derivative forward contracts with a notional amount of $3,013.4 as at December 31, 2016 (December 31, 2015 – nil). These contracts have an average term to maturity of less than one year and may be renewed at market rates. The impact of the U.S. treasury bond forward contracts has been reflected in the interest rate sensitivity table which follows. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at December 31, 2016 compared to December 31, 2015.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company's investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company's existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company's senior portfolio managers and CEO, and taken into consideration when managing the consolidated bond portfolio.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2016			December 31, 2015
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in interest rates
200 basis point increase	9,758.6	(295.1)	(4.0)	11,560.9	(1,380.2)	(14.6)
100 basis point increase	9,962.2	(148.2)	(2.0)	12,467.2	(747.8)	(7.9)
No change	10,167.5	–	–	13,538.3	–	–
100 basis point decrease	10,338.3	124.6	1.7	14,867.4	927.7	9.8
200 basis point decrease	10,480.2	228.6	3.1	16,480.6	2,053.3	21.7
(1)
Includes the impact of the U.S. treasury bond forward contracts.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at December 31, 2016 compared to December 31, 2015 are described below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

Throughout most of 2016, the company had economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes (Russell 2000 index, S&P/TSX 60 index and other equity indexes, collectively the "indexes") and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities.

After giving consideration to the outcome of the U.S. elections in 2016 and the potential for fundamental changes that may bolster U.S. economic growth and equity markets, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions during 2016 effected through equity and equity index total return swaps, including all of the company's Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps. The short equity index total return swaps closed out in 2016 produced a realized loss of $2,665.4 (of which $1,710.2 was recorded as unrealized losses in prior years). The company continues to invest or maintain investments in short equity total return swaps in individual equities as investments, and not as hedges of the company's equity and equity-related holdings.

The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at December 31, 2016 and 2015 and results of operations for the years then ended. The company considers the fair value of $1,752.5 (December 31, 2015 – $1,280.6) of its non-insurance investments in associates (see note 6) as a component of its equity and equity-related holdings when assessing its net equity exposures.

	December 31, 2016		December 31, 2015		Year ended December 31, 2016	Year ended December 31, 2015
	Exposure/ Notional amount	Carrying value	Exposure/ Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	4,181.4	4,181.4	4,472.3	4,472.3	(78.0)	(670.5)
Preferred stocks – convertible	9.1	9.1	82.8	82.8	(6.6)	(22.5)
Bonds – convertible	638.2	638.2	701.5	701.5	(39.4)	(119.2)
Investments in associates and subsidiary(2)(3)	1,752.5	1,693.0	1,280.6	1,406.5	–	235.5
Derivatives and other invested assets:
Equity total return swaps – long positions	213.1	4.3	149.4	(8.6)	23.3	(36.0)
Equity warrants and call options	19.3	19.3	0.8	0.8	(4.0)	187.7

Total equity and equity related holdings	6,813.6	6,545.3	6,687.4	6,655.3	(104.7)	(425.0)

Equity hedges and short equity exposures(4):
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,623.0)	(67.7)	(1,491.7)	60.3	(208.0)	170.7
Equity index total return swaps – short positions	(43.3)	0.6	(4,403.1)	134.0	(971.8)	338.3
Equity index put options(5)	–	–	–	13.1	(13.1)	(7.2)

	(1,666.3)	(67.1)	(5,894.8)	207.4	(1,192.9)	501.8

Net equity exposures and financial effects	5,147.3		792.6		(1,297.6)	76.8

(1)
The company excludes other funds that are invested principally in fixed income securities with a carrying value of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0) when measuring its equity and equity-related exposure.

(2)
Excludes the company's insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
During the second quarter of 2015 the company sold its investment in Ridley and recognized a net realized gain of $236.4. See note 23 for details.

(4)
Prior to the fourth quarter of 2016 the short equity exposures were considered economic hedges of the company's equity and equity-related holdings.

(5)
As the S&P 500 put options were out-of-the-money at December 31, 2015, the company did not consider the notional amount in its calculation of the equity hedge ratio. The S&P 500 put options expired in 2016.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company's equity and equity-related holdings (long exposures net of short exposures) as a result of changes in global equity markets at December 31, 2016 and 2015. The analysis assumes variations of 5% and 10% which the company believes to be reasonably possible based on analysis of the return on various equity indexes and management's knowledge of global equity markets.

	December 31, 2016			December 31, 2015
	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of equity and equity- related holdings	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in global equity markets
10% increase	3,755.3	248.6	10.6	(588.9)	(77.7)	(20.7)
5% increase	3,569.7	119.6	5.2	(547.5)	(45.4)	(12.2)
No change	3,394.7	–	–	(488.0)	–	–
5% decrease	3,233.5	(106.7)	(4.7)	(454.4)	26.8	6.9
10% decrease	3,082.9	(204.5)	(9.2)	(410.7)	60.6	15.8

The changes in fair value of non-insurance investments in associates have been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company's consolidated financial reporting only upon ultimate disposition of the associate.

The company's risk management objective with respect to market price fluctuations is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. Despite having discontinued its equity hedging strategy in the fourth quarter of 2016, the company may in the future, from time to time, choose to hedge part or all of its equity and equity-related holdings to protect against a potential significant decline in global equity markets.

At December 31, 2016 the company's exposure to the ten largest issuers of common stock owned in the investment portfolio was $2,113.8, which represented 7.4% of the total investment portfolio (December 31, 2015 – $2,572.9, 8.9%). The exposure to the largest single issuer of common stock held at December 31, 2016 was $391.7, which represented 1.4% of the total investment portfolio (December 31, 2015 – $425.1, 1.5%).

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for negative impacts on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and the consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2016 these contracts have a remaining weighted average life of 5.6 years (December 31, 2015 – 6.6 years), a notional amount of $110.4 billion (December 31, 2015 – $109.4 billion) and a fair value of $83.4 (December 31, 2015 -$272.6). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company's maximum potential loss on any contract is limited to the original cost of that contract.

During 2016 the company purchased $3,185.7 (2015 – $2,907.3) notional amount of CPI-linked derivative contracts at a cost of $11.2 (2015 – $14.6) and paid additional premiums of $3.3 (2015 – $4.8) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 (2015 – net unrealized gains of $35.7).

The CPI-linked derivative contracts are extremely volatile with the result that their market value and liquidity may vary dramatically either up or down in short periods and their ultimate value will therefore only be known upon their disposition or settlement. The company's purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company's risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at December 31, 2016 compared to December 31, 2015.

The company's foreign currency risk management objective is to mitigate the impact of foreign currency rate fluctuations on total equity, notwithstanding the company's exposure to the Indian rupee resulting from its investment in Fairfax India. At the consolidated level the company accumulates, and matches, all significant asset and liability foreign currency exposures, thereby identifying any net unmatched positions, whether long or short. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investments denominated in the exposed currency.

A portion of the company's premiums are written in foreign currencies and a portion of the company's loss reserves are denominated in foreign currencies. Moreover, a portion of the company's cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

At December 31, 2016 the company had designated the carrying value of Cdn$1,975.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,618.1 (December 31, 2015 – principal amount of Cdn$1,525.0 with a fair value of $1,240.9) as a hedge of its net investment in its Canadian subsidiaries for financial reporting. In 2016 the company recognized pre-tax losses of $37.5 (2015 – pre-tax gains of $218.8) related to foreign currency movements on the unsecured senior notes in gains on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income.

The pre-tax foreign exchange effect on certain line items in the company's consolidated financial statements for the years ended December 31 follows:

	2016	2015
Net gains (losses) on investments
Investing activities	(136.9)	(27.6)
Underwriting activities	19.7	82.1
Foreign currency forward contracts	(12.3)	58.0

Foreign currency net gains (losses) included in pre-tax earnings (loss)	(129.5)	112.5

The table below shows the approximate effect of a 5% appreciation of the U.S. dollar against each of the Canadian dollar, euro, British pound sterling, Indian rupee and all other currencies, respectively, on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

	Canadian dollar		Euro		British pound sterling		Indian rupee		All other currencies		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Pre-tax earnings (loss)	40.6	23.9	9.5	(25.5)	15.6	27.5	(31.2)	(42.5)	24.0	37.2	58.5	20.6
Net earnings (loss)	28.0	16.4	7.8	(17.7)	11.7	20.5	(21.9)	(29.3)	13.8	25.4	39.4	15.3
Pre-tax other comprehensive income (loss)	(66.1)	(61.3)	(1.7)	7.6	(29.9)	(36.8)	(99.3)	(79.7)	(60.0)	(42.4)	(257.0)	(212.6)
Other comprehensive income (loss)	(66.0)	(61.2)	4.3	12.7	(28.5)	(35.9)	(94.0)	(77.5)	(60.0)	(41.7)	(244.2)	(203.6)

The hypothetical impact in 2016 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

  Canadian dollar:    Foreign exchange forward contracts used as economic hedges of operational exposure at OdysseyRe (including hedges of OdysseyRe's net investment in its Canadian branch where the net assets are translated through other comprehensive income) and the translation of the company's Canadian dollar denominated senior notes not included as part of the hedge of net investment in Canadian subsidiaries.

  Euro:    Foreign exchange forward contracts at Crum & Forster used as economic hedges of portfolio investments (including economic hedges of Crum & Forster's euro denominated investment in associate that is translated through other comprehensive income) and Runoff's provision for losses and loss adjustment expenses.

  British pound sterling:    Net liabilities at OdysseyRe (principally insurance contract liabilities net of recoverable from reinsurers and portfolio investments).

  Indian rupee:    Portfolio investments held broadly across the company.

  All other currencies:    U.S. dollar denominated portfolio investments held in entities where the functional currency is other than the U.S. dollar (primarily at OdysseyRe's Paris branch and Newline syndicate).

The hypothetical impact in 2016 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the following:

  Canadian dollar:    Translation of the net investments in Northbridge and the Canadian subsidiaries within the Other reporting segment, partially offset by the impact of the hedge of net investment in Canadian subsidiaries.

  Euro:    Net liabilities at OdysseyRe's Paris branch, partially offset by investments in associates (Grivalia Properties, Eurolife and certain KWF LPs).

  British pound sterling:    Net investments in Newline syndicate (OdysseyRe) and RiverStone Insurance (Runoff).

  Indian rupee:    Net investments in Fairfax India and Thomas Cook India, and an investment in associate (ICICI Lombard).

  All other currencies:    Net investments in First Capital (Singapore dollar), Bryte Insurance (South African rand), Polish Re (Polish zloty), AMAG (Indonesian rupiah) and Pacific Insurance (Malaysian ringgit), and an investment in associate (Gulf Insurance, Kuwaiti dinar).

Capital Management

The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2016, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $16,587.7 compared to $15,370.4 at December 31, 2015. The company manages its capital based on the following financial measurements and ratios to provide an indication of the company's ability to issue and service debt without impacting the operating companies or their portfolio investments:

	December 31, 2016	December 31, 2015
Holding company cash and investments (net of short sale and derivative obligations)	1,329.4	1,275.9

Borrowings – holding company	3,472.5	2,599.0
Borrowings – insurance and reinsurance companies	435.5	468.5
Borrowings – non-insurance companies	859.6	284.0

Total debt	4,767.6	3,351.5

Net debt(1)	3,438.2	2,075.6

Common shareholders' equity	8,484.6	8,952.5
Preferred stock	1,335.5	1,334.9
Non-controlling interests	2,000.0	1,731.5

Total equity	11,820.1	12,018.9

Net debt/total equity	29.1%	17.3%
Net debt/net total capital(2)	22.5%	14.7%
Total debt/total capital(3)	28.7%	21.8%
Interest coverage(4)	n/a	3.9x
Interest and preferred share dividend distribution coverage(5)	n/a	2.9x
(1)
Net debt is is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

During 2016 the company completed underwritten public offerings of 1.0 million subordinate voting shares and Cdn$400.0 principal amount of 4.50% senior notes due 2023 for net proceeds of $523.5 and $303.2 respectively. Those net proceeds were used to finance the purchase of an additional 9% ownership interest in ICICI Lombard (note 6), an investment in Eurolife (note 6) and the acquisition of AMAG (note 23). The company also completed an underwritten public offering of Cdn$450.0 principal amount of 4.70% senior notes due 2026 for net proceeds of $334.5 that will be used to support tender offers for certain of the company's senior notes as announced on January 30, 2017 (note 15).

The company's capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

In the United States, the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance, investment and other business activities. At December 31, 2016 and 2015 Crum & Forster, Zenith National, OdysseyRe and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2016 and 2015 Northbridge's subsidiaries had a weighted average MCT ratio in excess of the 150% minimum supervisory target.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2016 Brit's available capital was in excess of its management capital requirements (capital required for business strategy and regulatory requirements).

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, South Africa, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2016.

25.  Segmented Information

The company identifies its operating segments by operating company, consistent with its management structure. Certain of the operating segments have been aggregated into reporting segments, with reporting segments categorized by type of business as described below. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm's length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Insurance and Reinsurance

Northbridge – A national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

OdysseyRe – A U.S.-based reinsurer that provides a full range of property and casualty products on a worldwide basis, and that underwrites specialty insurance, primarily in the U.S. and in the U.K., both directly and through the Lloyd's market in London.

Crum & Forster – A national commercial property and casualty insurer in the U.S. writing a broad range of commercial coverages, principally specialty coverages.

Zenith National – An insurer primarily engaged in workers' compensation business in the U.S.

Brit – A market-leading global Lloyd's of London specialty insurer and reinsurer.

Fairfax Asia – This reporting segment includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), Malaysia (Pacific Insurance), Indonesia (Fairfax Indonesia and AMAG (acquired on October 10, 2016)), and Sri Lanka (Union Assurance, which owns Fairfirst Insurance (acquired on October 3, 2016)). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (34.6%), Vietnam-based BIC Insurance (35.0%) and Thailand-based Falcon Thailand (41.2%).

Insurance and Reinsurance – Other – This reporting segment is comprised of Group Re, Advent, Polish Re, Fairfax Brasil, Colonnade (established in July of 2015) and Bryte Insurance (acquired on December 7, 2016). Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax's subsidiaries by quota share or through participation in those subsidiaries' third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a specialty property reinsurance and insurance company operating through Syndicate 780 at Lloyd's. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil. Colonnade is a Luxembourg insurer with branches in each of the Czech Republic, Hungary and Slovakia and also includes its insurance company, Colonnade Ukraine. Bryte Insurance is an established property and casualty insurer in South Africa and Botswana.

Runoff

The Runoff reporting segment principally comprises RiverStone (UK), Syndicate 3500, RiverStone Insurance (European runoff) and TIG Insurance and its subsidiary (U.S. runoff).

Other

The Other reporting segment is comprised of the company's non-insurance operations, including Cara (which owns St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016)), The Keg, Praktiker, Sporting Life, William Ashley, Boat Rocker, Golf Town (acquired on October 31, 2016), Pethealth, Thomas Cook India (which owns Quess and Sterling Resorts) and Fairfax India (which owns NCML and Privi Organics (acquired on August 26, 2016)). Ridley was de-consolidated from the company's financial reporting upon its sale on June 18, 2015.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies and Hamblin Watsa, an investment management company.

Pre-tax Income (Loss) by Reporting Segment

Pre-tax income (loss) by reporting segment for the years ended December 31 was as follows:

2016

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,052.3	2,355.8	2,011.8	831.7	1,904.3	636.1	558.4	9,350.4	183.9	–	–	–	9,534.3
Intercompany	2.8	24.9	43.2	–	7.9	12.6	84.9	176.3	–	–	–	(176.3)	–

	1,055.1	2,380.7	2,055.0	831.7	1,912.2	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned
External	915.8	2,083.9	1,738.6	809.3	1,396.5	348.5	406.1	7,698.7	163.5	–	–	–	7,862.2
Intercompany	(7.0)	(9.8)	30.9	(2.0)	2.8	(46.0)	31.1	–	–	–	–	–	–

	908.8	2,074.1	1,769.5	807.3	1,399.3	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2
Underwriting expenses(1)	(862.5)	(1,838.9)	(1,737.1)	(643.2)	(1,370.2)	(261.4)	(409.5)	(7,122.8)	(348.6)	–	–	–	(7,471.4)

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	41.1	27.7	575.9	(185.1)	–	–	–	390.8

Interest income	56.6	158.5	72.8	33.0	66.5	26.6	32.2	446.2	58.6	21.3	(11.7)	–	514.4
Dividends	8.4	23.9	5.8	4.3	2.6	3.4	2.7	51.1	5.9	8.2	1.6	–	66.8
Investment expenses	(12.8)	(28.7)	(12.8)	(7.7)	(13.7)	(3.3)	(8.3)	(87.3)	(13.3)	(12.8)	(1.4)	88.8	(26.0)

Interest and dividends	52.2	153.7	65.8	29.6	55.4	26.7	26.6	410.0	51.2	16.7	(11.5)	88.8	555.2

Share of profit (loss) of associates	5.2	17.3	(22.6)	1.2	3.4	48.1	0.7	53.3	(15.5)	13.6	(27.2)	–	24.2

Other
Revenue	–	–	–	–	–	–	–	–	–	2,061.6	–	–	2,061.6
Expenses	–	–	–	–	–	–	–	–	–	(1,958.4)	–	–	(1,958.4)

	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	115.9	55.0	1,039.2	(149.4)	133.5	(38.7)	88.8	1,073.4
Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes													159.6

Net loss													(394.7)

Attributable to:
Shareholders of Fairfax													(512.5)
Non-controlling interests													117.8

													(394.7)

(1)
Total underwriting expenses for the year ended December 31, 2016 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.

	Insurance and reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	651.1	1,438.4	1,136.1	459.3	909.7	252.5	290.1	5,137.2
Commissions	150.6	431.4	283.2	81.9	292.3	(6.5)	101.8	1,334.7
Premium acquisition costs and other underwriting expenses	173.6	235.6	326.1	203.0	221.7	67.5	78.0	1,305.5

Total underwriting expenses – accident year	975.3	2,105.4	1,745.4	744.2	1,423.7	313.5	469.9	7,777.4
Favourable claims reserve development	(112.8)	(266.5)	(8.3)	(101.0)	(53.5)	(52.1)	(60.4)	(654.6)

Total underwriting expenses – calendar year	862.5	1,838.9	1,737.1	643.2	1,370.2	261.4	409.5	7,122.8

2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written
External	1,058.2	2,381.5	1,854.3	797.6	1,080.7	617.7	541.1	8,331.1	324.7	–	–	–	8,655.8
Intercompany	1.4	22.5	41.8	–	6.8	3.2	93.6	169.3	56.5	–	–	(225.8)	–

	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2	–	–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned
External	938.0	2,212.0	1,504.0	768.1	890.7	336.9	396.1	7,045.8	325.2	–	–	–	7,371.0
Intercompany	(63.3)	(7.9)	18.0	(1.7)	1.8	(49.9)	46.6	(56.4)	56.4	–	–	–	–

	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0
Underwriting expenses(2)	(803.3)	(1,867.2)	(1,486.6)	(632.0)	(847.1)	(252.2)	(396.5)	(6,284.9)	(553.7)	–	–	–	(6,838.6)

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4

Interest income	31.5	161.5	52.6	27.8	23.4	26.2	28.4	351.4	78.3	44.7	(17.3)	–	457.1
Dividends	13.2	21.0	7.0	3.4	13.2	4.9	2.4	65.1	6.7	7.5	0.8	–	80.1
Investment expenses	(13.4)	(22.0)	(12.3)	(7.4)	(8.7)	(2.8)	(11.0)	(77.6)	(13.7)	(6.5)	(1.4)	74.2	(25.0)

Interest and dividends	31.3	160.5	47.3	23.8	27.9	28.3	19.8	338.9	71.3	45.7	(17.9)	74.2	512.2

Share of profit of associates	11.0	61.3	19.5	25.1	1.6	12.7	6.9	138.1	26.7	1.7	6.4	–	172.9

Other
Revenue	–	–	–	–	–	–	–	–	–	1,783.5	–	–	1,783.5
Expenses	–	–	–	–	–	–	–	–	–	(1,703.1)	–	–	(1,703.1)

	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	127.8	(11.5)	74.2	1,297.9
Net gains (losses) on investments(3)	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)	–	(219.0)
Corporate overhead	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Total underwriting expenses for the year ended December 31, 2015 are comprised as shown below. Accident year total underwriting expenses exclude the impact of favourable or unfavourable prior year claims reserve development.
	Insurance and reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies
Loss & LAE – accident year	590.8	1,419.1	975.6	449.1	539.5	239.6	297.7	4,511.4
Commissions	138.0	449.1	225.7	75.9	186.1	0.1	96.5	1,171.4
Premium acquisition costs and other underwriting expenses	168.4	232.3	285.3	196.6	141.2	52.0	70.6	1,146.4

Total underwriting expenses – accident year	897.2	2,100.5	1,486.6	721.6	866.8	291.7	464.8	6,829.2
Favourable claims reserve development	(93.9)	(233.3)	–	(89.6)	(19.7)	(39.5)	(68.3)	(544.3)

Total underwriting expenses – calendar year	803.3	1,867.2	1,486.6	632.0	847.1	252.2	396.5	6,284.9

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment as at and for the years ended December 31 were as follows:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2016	2015	2016	2015	2016	2015	2016	2015
Insurance and Reinsurance
Northbridge	206.9	193.2	–	–	4,149.9	4,057.0	2,630.2	2,564.6
OdysseyRe	373.5	307.2	–	10.5	10,334.8	10,618.5	6,370.5	6,511.4
Crum & Forster	153.5	163.9	7.8	31.8	6,294.1	6,155.2	4,625.7	4,401.2
Zenith National	146.9	105.4	–	–	2,590.7	2,730.6	1,633.1	1,646.5
Brit(1)	217.8	96.3	–	154.3	6,579.5	6,347.4	4,915.7	4,677.8
Fairfax Asia	487.3	213.9	69.5	13.7	2,684.7	2,051.7	1,457.7	1,338.8
Other	127.4	89.2	11.5	–	2,656.2	2,238.5	1,850.1	1,515.5

Operating companies	1,713.3	1,169.1	88.8	210.3	35,289.9	34,198.9	23,483.0	22,655.8
Runoff	308.2	310.0	–	–	5,709.5	6,468.0	3,970.4	4,473.9
Other	255.3	204.0	127.2	255.3	4,740.2	3,449.1	2,029.8	1,168.3
Corporate and Other and eliminations and adjustments	356.7	249.8	–	–	(2,355.2)	(2,587.0)	2,081.1	1,212.1

Consolidated	2,633.5	1,932.9	216.0	465.6	43,384.4	41,529.0	31,564.3	29,510.1

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Product Line

Net premiums earned by product line for the years ended December 31 was as follows:

	Property		Casualty		Specialty		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Net premiums earned – Insurance and Reinsurance
Northbridge	395.6	376.4	423.8	412.9	89.4	85.4	908.8	874.7
OdysseyRe	1,159.9	1,232.6	714.5	759.3	199.7	212.2	2,074.1	2,204.1
Crum & Forster	237.0	213.2	1,426.6	1,222.5	105.9	86.3	1,769.5	1,522.0
Zenith National	29.3	24.9	778.0	741.5	–	–	807.3	766.4
Brit(1)	402.7	253.9	664.3	429.6	332.3	209.0	1,399.3	892.5
Fairfax Asia	57.4	46.4	191.2	179.0	53.9	61.6	302.5	287.0
Other	191.9	198.0	146.1	131.3	99.2	113.4	437.2	442.7

Operating companies	2,473.8	2,345.4	4,344.5	3,876.1	880.4	767.9	7,698.7	6,989.4
Runoff	0.4	0.4	162.6	381.2	0.5	–	163.5	381.6

Consolidated net premiums earned	2,474.2	2,345.8	4,507.1	4,257.3	880.9	767.9	7,862.2	7,371.0
Interest and dividends							555.2	512.2
Share of profit of associates							24.2	172.9
Net losses on investments							(1,203.6)	(259.2)
Other							2,061.6	1,783.5

Consolidated revenue							9,299.6	9,580.4

Allocation of net premiums earned	31.5%	31.8%	57.3%	57.8%	11.2%	10.4%
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Geographic Region

Net premiums earned by geographic region for the years ended December 31 was as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net premiums earned – Insurance and Reinsurance
Northbridge	899.5	866.2	9.3	8.5	–	–	–	–	908.8	874.7
OdysseyRe	72.5	91.3	1,319.3	1,311.6	231.4	255.3	450.9	545.9	2,074.1	2,204.1
Crum & Forster	–	–	1,769.3	1,521.8	–	–	0.2	0.2	1,769.5	1,522.0
Zenith National	–	–	807.3	766.4	–	–	–	–	807.3	766.4
Brit(3)	77.1	43.8	942.1	595.6	54.0	35.8	326.1	217.3	1,399.3	892.5
Fairfax Asia	0.1	0.1	0.3	0.4	293.2	276.8	8.9	9.7	302.5	287.0
Other	3.9	4.1	142.6	118.5	105.7	113.5	185.0	206.6	437.2	442.7

Operating companies	1,053.1	1,005.5	4,990.2	4,322.8	684.3	681.4	971.1	979.7	7,698.7	6,989.4
Runoff	–	56.5	162.6	318.5	–	–	0.9	6.6	163.5	381.6

Consolidated net premiums earned	1,053.1	1,062.0	5,152.8	4,641.3	684.3	681.4	972.0	986.3	7,862.2	7,371.0
Interest and dividends									555.2	512.2
Share of profit of associates									24.2	172.9
Net losses on investments									(1,203.6)	(259.2)
Other									2,061.6	1,783.5

Consolidated revenue									9,299.6	9,580.4

Allocation of net premiums earned	13.4%	14.4%	65.5%	63.0%	8.7%	9.2%	12.4%	13.4%
(1)
The Asia geographic segment comprises countries located throughout Asia including China, India, Sri Lanka, Malaysia, Singapore, Indonesia, Thailand and the Middle East.

(2)
The International geographic segment comprises Australia and countries located in Africa, Europe and South America.

(3)
Brit is included in the company's financial reporting with effect from June 5, 2015.

26.  Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 were comprised as follows:

	2016	2015
Losses and loss adjustment expenses	4,478.3	4,182.3
Wages and salaries	1,217.4	1,082.3
Other reporting segment cost of sales	1,095.2	1,009.6
Employee benefits	275.2	259.3
Depreciation, amortization and impairment charges	191.7	133.3
Operating lease costs	152.4	132.2
Audit, legal and tax professional fees	133.6	112.0
Information technology costs	106.1	97.4
Premium taxes	101.4	93.6
Share-based payments to directors and employees	53.6	34.8
Other reporting segment marketing costs	40.4	29.5
Restructuring costs	3.2	3.1
Administrative expense and other	426.2	390.2

	8,274.7	7,559.6

27.  Supplementary Cash Flow Information

Cash and cash equivalents included on the consolidated balance sheets and the consolidated statements of cash flows were comprised as follows:

	December 31, 2016	December 31, 2015
Holding company cash and investments:
Cash and balances with banks	131.9	151.5
Treasury bills and other eligible bills	401.3	70.9

	533.2	222.4

Subsidiary cash and short term investments:
Cash and balances with banks	1,668.2	1,628.4
Treasury bills and other eligible bills	2,275.2	1,599.3

	3,943.4	3,227.7

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	–	7.7

Fairfax India:
Cash and balances with banks	44.5	22.0
Treasury bills and other eligible bills	128.7	–

	173.2	22.0

Cash and cash equivalents as presented on the consolidated balance sheets	4,649.8	3,479.8

Less: Cash and cash equivalents – restricted(1)
Holding company cash and cash equivalents – restricted:
Cash and balances with banks	2.8	–
Subsidiary cash and cash equivalents – restricted:
Cash and balances with banks	180.8	152.2
Treasury bills and other eligible bills	247.1	202.0

	430.7	354.2

Cash and cash equivalents as presented on the consolidated statements of cash flows	4,219.1	3,125.6

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31 were as follows:

		2016	2015
(a)	Net (purchases) sales of securities classified as FVTPL
	Short term investments	(2,688.0)	(805.7)
	Bonds	4,514.5	(455.4)
	Preferred stocks	(42.4)	39.8
	Common stocks	170.4	252.5
	Derivatives and short sales	(835.2)	484.5

		1,119.3	(484.3)

(b)	Changes in operating assets and liabilities
	Net (increase) decrease in restricted cash and cash equivalents	(55.1)	79.4
	Provision for losses and loss adjustment expenses	(355.7)	(291.5)
	Provision for unearned premiums	326.2	(221.8)
	Insurance contract receivables	(296.6)	24.7
	Recoverable from reinsurers	(34.6)	475.2
	Other receivables	(36.5)	(90.3)
	Funds withheld payable to reinsurers	87.9	(150.7)
	Accounts payable and accrued liabilities	110.6	270.0
	Income taxes payable	(54.1)	(33.2)
	Other	(300.0)	(118.6)

		(607.9)	(56.8)

(c)	Net interest and dividends received
	Interest and dividends received	782.4	661.0
	Interest paid	(216.2)	(211.4)

		566.2	449.6

(d)	Net income taxes paid	(267.1)	(259.0)

28.  Related Party Transactions

Compensation for the company's key management team for the years ended December 31 was as follows:

	2016	2015
Salaries and other short-term employee benefits	8.2	8.3
Share-based payments	2.5	2.1

	10.7	10.4

Compensation for the company's Board of Directors for the years ended December 31 was as follows:

	2016	2015
Retainers and fees	0.8	0.6
Share-based payments	0.1	0.2

	0.9	0.8

The compensation presented above is determined in accordance with the company's IFRS accounting policies and may differ from the compensation presented in the company's Management Proxy Circular.

29.  Subsidiaries

During 2016 the company acquired controlling interests in Bryte Insurance, AMAG, Fairfirst Insurance (through Union Assurance), St-Hubert and Original Joe's (through Cara), Golf Town, and Privi Organics (through Fairfax India). During 2015 the company acquired controlling interests in Brit, Union Assurance, Cara and NCML (through Fairfax India), incorporated Fairfax India and divested its ownership of Ridley Inc. The foregoing transactions are described in note 23. The company has a number of wholly-owned subsidiaries not presented in the tables below, that are intermediate holding companies of investments in subsidiaries and intercompany balances, all of which are eliminated on consolidation.

December 31, 2016	Domicile	Fairfax's ownership (100% other than as shown below)
Insurance and Reinsurance
Northbridge Financial Corporation (Northbridge)	Canada
Odyssey Re Holdings Corp. (OdysseyRe)	United States
Hudson Insurance Company (Hudson Insurance)	United States
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Brit Limited (Brit)	United Kingdom	72.5%
Advent Capital (Holdings) Ltd. (Advent)	United Kingdom
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade)	Luxembourg
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
Bryte Insurance Company Limited (Bryte Insurance)	South Africa
Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Fairfax Asia, which consists of:
Falcon Insurance (Hong Kong) Company Ltd. (Falcon)	Hong Kong
First Capital Insurance Limited (First Capital)	Singapore	97.7%
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna TBK (AMAG)	Indonesia	80.0%
Union Assurance General Limited (Union Assurance), which owns:	Sri Lanka	78.0%
100% of Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
ICICI Lombard General Insurance Company Limited (ICICI Lombard)(1)	India	34.6%
Runoff
TIG Insurance Company (TIG Insurance)	United States
RiverStone Insurance (UK) Limited (RiverStone (UK))	United Kingdom
RiverStone Insurance Limited (RiverStone Insurance)	United Kingdom
RiverStone Managing Agency Limited	United Kingdom
(1)
ICICI Lombard is an equity accounted investment in associate (note 6).

December 31, 2016	Domicile	Fairfax's ownership		Primary business
Other reporting segment
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada	100.0%		Investment management
Pethealth Inc. (Pethealth)	Canada	100.0%		Pet medical insurance and database services
Boat Rocker Media Inc. (Boat Rocker)	Canada	58.2%		Development, production, marketing and distribution of television programs
Restaurants and Retail
Cara Operations Limited (Cara) which owns:	Canada	38.9%	(1)	Franchisor, owner and operator of restaurants
100.0% of Groupe St-Hubert Inc. (St-Hubert)	Canada	38.9%		Full-service restaurant operator and a fully integrated food manufacturer
89.2% of Original Joe's Franchise Group Inc. (Original Joe's)	Canada	34.7%		Multi-brand restaurant owner and operator
Keg Restaurants Ltd. (The Keg)	Canada	51.0%		Owner and operator of premium dining restaurants
Praktiker Hellas Commercial Societe Anonyme (Praktiker)	Greece	100.0%		Retailer of home improvement goods
Sporting Life Inc. (Sporting Life)	Canada	75.0%		Retailer of sporting goods and sports apparel
William Ashley China Corporation (William Ashley)	Canada	100.0%		Retailer of tableware and gifts
Golf Town Limited (Golf Town)	Canada	60.0%	(2)	Retailer of golf equipment, consumables, athletic apparel and accessories
India focused
Fairfax India Holdings Limited (Fairfax India) which owns:	Canada	29.4%	(1)	Invests in public and private Indian businesses
88.1% of National Collateral Management Services Limited (NCML)	India	25.9%		Provider of agricultural commodities storage
50.8% of Privi Organics Limited (Privi Organics)	India	14.9%		Manufacturer, supplier and exporter of aroma chemicals
Thomas Cook (India) Limited (Thomas Cook India) which owns:	India	67.7%		Provider of integrated travel and travel-related financial services
62.2% of Quess Corp Limited (Quess)	India	42.1%		Provider of specialized human resources services
100.0% of Sterling Holiday Resorts (India) Limited (Sterling Resorts)	India	67.7%		Owner and operator of holiday resorts
(1)
The company holds multiple voting shares that give it voting rights of 56.6% in Cara and 95.3% in Fairfax India.

(2)
The company holds 100% of the voting rights in Golf Town.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations	115
Overview of Consolidated Performance	116
Business Developments
Acquisitions and Divestitures	117
Operating Environment	119
Sources of Revenue	119
Net Premiums Earned by Geographic Region	122
Sources of Net Earnings	123
Net Earnings by Reporting Segment	126
Balance Sheets by Reporting Segment	127
Components of Net Earnings
Underwriting and Operating Income	130
Interest and Dividends	144
Net Gains (Losses) on Investments	144
Interest Expense	144
Corporate Overhead and Other	145
Income Taxes	145
Non-controlling Interests	146
Components of Consolidated Balance Sheets
Consolidated Balance Sheet Summary	146
Provision for Losses and Loss Adjustment Expenses	148
Asbestos, Pollution and Other Hazards	150
Recoverable from Reinsurers	152
Investments
Hamblin Watsa Investment Counsel Ltd.	155
Overview of Investment Performance	156
Interest and Dividend Income	156
Net Gains (Losses) on Investments	158
Total Return on the Investment Portfolio	161
Bonds	163
Common Stocks	163
Derivatives and Derivative Counterparties	164
Float	165
Financial Condition
Capital Resources and Management	166
Book Value per Share	168
Liquidity	170
Contractual Obligations	172
Contingencies and Commitments	172
Accounting and Disclosure Matters
Management's Evaluation of Disclosure Controls and Procedures	173
Management's Report on Internal Control Over Financial Reporting	173
Critical Accounting Estimates and Judgments	173
Significant Accounting Policy Changes	173
Future Accounting Changes	173
Risk Management
Overview	175
Issues and Risks	175
Other
Quarterly Data (unaudited)	184
Stock Prices and Share Information	185
Compliance with Corporate Governance Rules	185
Forward-Looking Statements	185

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of March 10, 2017)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures and ratios provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS and may not be comparable to similar measures presented by other companies.

  (3)
  The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

  (4)
  The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2016 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry.

  (5)
  In this MD&A "interest and dividends" represents the sum of interest and dividends and share of profit (loss) of associates from the consolidated statement of earnings. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (6)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps. The company's consolidated interest and dividend income is shown net of total return swap expense.

  (7)
  In this MD&A the measures "net realized gains (losses) before equity hedges and short equity exposures", "net change in unrealized gains (losses) before equity hedges and short equity exposures" and "net gains (losses) on equity hedges and short equity exposures" are each shown separately to present more meaningfully the results of the company's investment management strategies. Those three measures are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2016. The sum of those three measures is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings. The term "equity hedges" refers to equity and equity-related short positions held in the company's investment portfolio as part of the company's economic hedging strategy that was discontinued in the fourth quarter of 2016; the term "short equity exposures" refers to equity and equity-related short positions that are held for investment purposes.

  (8)
  Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's consolidated financial statements for the year ended December 31, 2016 and are explained in detail in note 24 (Financial Risk Management, under the heading of Capital Management).

  (9)
  Average annual return on average equity is a performance measure calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period, using net earnings and equity amounts from segment operating results and segment balance sheets respectively.

  (10)
  Intercompany shareholdings are presented as "Investments in Fairfax affiliates" on the segmented balance sheets and carried at cost.

  (11)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The insurance and reinsurance operations produced an underwriting profit of $575.9 and a combined ratio of 92.5% in 2016 compared to an underwriting profit of $704.5 and a combined ratio of 89.9% in 2015. Underwriting profit in 2016 was lower than the record underwriting profit set in 2015 primarily due to an increase in current period catastrophe losses, partially offset by higher net favourable prior year reserve development. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) decreased to $1,039.2 in 2016 from $1,181.5 in 2015 primarily as a result of lower underwriting profit and lower share of profit of associates, partially offset by increased interest income. Net premiums written by the insurance and reinsurance operations increased by 10.7% in 2016 principally reflecting that Brit was consolidated only in June 2015 (net premiums written increased by 3.8% excluding Brit).

Net investment losses of $1,203.6 in 2016 (compared to net investment losses of $259.2 in 2015) were principally due to net losses on equity hedges and CPI-linked derivatives, partially offset by net gains on bonds. Consolidated interest and dividend income increased to $555.2 in 2016 from $512.2 in 2015 principally reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. At December 31, 2016 subsidiary cash and short term investments of $10,127.6 (excluding Fairfax India) accounted for 37.4% of portfolio investments.

The net loss of $512.5 in 2016 (compared to net earnings of $567.7 in 2015) was primarily as a result of increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes. The company's consolidated total debt to total capital ratio increased to 28.7% at December 31, 2016 from 21.8% at December 31, 2015 primarily as a result of borrowings during 2016 by Fairfax, Fairfax India and Cara to finance various acquisitions and also reflected the company's lower shareholders' equity at the end of 2016. Common shareholders' equity decreased to $8,484.6 ($367.40 per basic share) at December 31, 2016 from $8,952.5 ($403.01 per basic share) at December 31, 2015 (a decrease of 6.4%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2016).

Maintaining its emphasis on financial soundness, the company held $1,371.6 of cash and investments at the holding company level ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016 compared to $1,276.5 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations) at December 31, 2015.

Business Developments

    Acquisitions and Divestitures

The following narrative sets out the company's key business developments in 2016 and 2015. Unless indicated otherwise, all completed acquisitions described in the following paragraphs resulted in a 100% ownership interest in the acquiree. For further details about these acquisitions and transactions (including definitions of terms set out in italics), refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016 or the Components of Net Earnings section of this MD&A under the relevant reporting segment heading.

On February 8, 2017 the company entered into an agreement to acquire Tower, a general insurer in New Zealand and the Pacific Islands.

On December 18, 2016 the company entered into an agreement to acquire Allied World, a global property, casualty and specialty insurer and reinsurer.

On October 18, 2016 the company agreed to acquire from AIG certain of its insurance operations in Latin America and Central and Eastern Europe.

OdysseyRe

In 2015 OdysseyRe acquired Euclid (an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage which produce annual gross premiums written of approximately $15) to ensure it will have the opportunity to participate in future renewals of Euclid's business.

Crum & Forster

On October 4, 2016 Crum & Forster acquired Trinity, which focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

In 2015 Crum & Forster acquired TII (a leading travel insurance provider that specializes in offering travel insurance protection), Brownyard (a specialist in writing and servicing security guard and security services business insurance) and Redwoods (a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps), which produce annual gross premiums written of approximately $50, $15 and $50 respectively. These acquisitions will complement Crum & Forster's existing footprint in each of these lines of business.

Brit

On August 3, 2016 Brit paid cash consideration of $57.8 to purchase shares for cancellation from OMERS, which increased the company's ownership interest in Brit by 2.4%.

On June 5, 2015 the company acquired Brit, a market-leading global Lloyd's of London specialty insurer and reinsurer. On June 29, 2015 the company sold 29.9% of the outstanding ordinary shares of Brit to OMERS and will have the ability to repurchase those shares over time.

Fairfax Asia

On October 10, 2016 the company acquired an 80.0% interest in AMAG, an established general insurer in Indonesia with gross written premiums of approximately $70 during 2016.

On October 3, 2016 Union Assurance acquired Fairfirst Insurance, a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of ICICI Lombard from ICICI Bank.

In 2015 Pacific Insurance acquired the general insurance business of MCIS, an established general insurer in Malaysia with approximately $55 of annual gross premiums. In 2015 Fairfax Asia acquired 78.0% of Union Assurance, an underwriter of general insurance in Sri Lanka, specializing in automobile and personal accident lines of business with approximately $43 of annual gross premiums written.

Insurance and Reinsurance – Other

On December 7, 2016 the company acquired Bryte Insurance, a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.

The business and renewal rights of QBE Insurance (Europe) Limited's Hungarian, Czech and Slovakian insurance operations were acquired and transferred to the company's Colonnade subsidiary on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. Those operations generate approximately $78 of gross premiums written annually across a range of general insurance classes.

Other

Subsequent to December 31, 2016

On February 17, 2017 the company, through its subsidiaries, acquired 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa, which was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight, which operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired an additional 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement.

Years ended December 31, 2016 and 2015

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's, a Canadian multi-brand restaurant company. On September 2, 2016 Cara acquired St-Hubert, a Canadian full-service restaurant operator and fully integrated food manufacturer.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town, a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics, a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Fairchem, a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products.

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired Kuoni Hong Kong and Kuoni India, travel and travel-related companies in Hong Kong and India that offer a broad range of services including corporate and leisure travel.

On July 17, 2015 the company acquired a 55.0% interest in Boat Rocker, a Canadian company engaged in the development, production, marketing and distribution of television programming. On August 19, 2016 the company increased its ownership interest in Boat Rocker to 58.2%.

On June 18, 2015 Fairfax sold its 73.6% interest in Ridley.

On April 10, 2015 Fairfax acquired a 52.6% and a 40.7% voting and economic interest respectively in Cara, Canada's largest full-service restaurant company which franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 Fairfax acquired 95.1% of the voting rights and 28.1% of the equity interest in newly incorporated Fairfax India. Fairfax India was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. In 2015 Fairfax India acquired an 88.1% interest in NCML, a leading private-sector agricultural commodities storage company in India.

    Operating Environment

Insurance Environment

The property and casualty insurance and reinsurance industry is expected to report a small underwriting loss in 2016 after three years of underwriting profitability, reflecting a return to more normal levels of catastrophe losses and lower levels of favourable reserve development. Accident year combined ratios in 2016 are expected to be slightly above 100% as a result of price decreases and increased severity of liability claims. The industry continues to feel the effects of historically low interest rates that are negatively affecting operating income, as well as the effect of volatile equity markets. Although interest rates have recently increased, interest income earned in the future will likely continue to decline even further as higher yielding securities that mature are reinvested at prevailing lower rates. Strong performance in the equity markets in the U.S. and Canada in the fourth quarter of 2016, partially offset by the impact of increases in interest rates and underwriting losses, contributed to very modest growth in capital for the industry. Insurance pricing on property and casualty lines of business declined, with larger account business continuing to experience more pricing pressure than medium-to-small account business. Insurance pricing in 2017 is likely to be affected by the direction of investment yields, lower levels of favourable reserve development, capacity available within the industry, the extent to which a line of business is loss-affected and the general strength of the global economy.

The reinsurance sector remains overcapitalized as a result of recent strong earnings and additional capacity from non-traditional capital providers. Pricing on many reinsurance lines remains attractive: property catastrophe-exposed business has experienced a slowdown in rate decreases after double digit decreases the last few years, while non-catastrophe property and casualty reinsurance business is experiencing more moderate price decreases reflecting the factors described above affecting insurance pricing.

Sources of Revenue

Revenue for the most recent three years is shown in the table that follows.

	2016	2015	2014
Net premiums earned – Insurance and Reinsurance
Northbridge	908.8	874.7	942.3
OdysseyRe	2,074.1	2,204.1	2,356.6
Crum & Forster	1,769.5	1,522.0	1,306.5
Zenith National	807.3	766.4	714.3
Brit(1)	1,399.3	892.5	–
Fairfax Asia	302.5	287.0	272.2
Other	437.2	442.7	392.7
Runoff	163.5	381.6	231.6

	7,862.2	7,371.0	6,216.2
Interest and dividends	579.4	685.1	509.5
Net gains (losses) on investments	(1,203.6)	(259.2)	1,736.2
Other revenue(2)	2,061.6	1,783.5	1,556.0

	9,299.6	9,580.4	10,017.9

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Other revenue primarily comprises the revenue earned by Cara (acquired on April 10, 2015) and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, William Ashley, Sporting Life, Praktiker, Golf Town (acquired on October 31, 2016), Thomas Cook India and its subsidiaries Quess and Sterling Resorts, Pethealth, Boat Rocker (acquired on July 17, 2015), Ridley (sold on June 18, 2015) and Fairfax India (since its initial public offering on January 30, 2015) and its subsidiaries NCML (acquired on August 19, 2015) and Privi Organics (acquired on August 26, 2016).

Revenue of $9,299.6 in 2016 decreased from $9,580.4 in 2015 principally as a result of increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates), partially offset by higher net premiums earned and increased other revenue. The increase in net losses on investments in 2016 was principally due to net losses on equity and equity-related holdings after equity hedges (primarily realized losses) and CPI-linked derivatives, partially offset by net gains on bonds. Consolidated interest and dividend income of $512.2 in 2015 increased to $555.2 in 2016 reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Share of profit of associates decreased from $172.9 in 2015 to $24.2 in 2016 primarily reflecting a non-cash impairment charge of $100.4 recognized on the company's investment in Resolute and a lower share of profit from the company's investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard.

The increase in net premiums earned by the company's insurance and reinsurance operations in 2016 reflected the consolidation of a full year of net premiums earned by Brit ($506.8 incremental increase year-over-year), increases at Crum & Forster ($247.5, 16.3%), Zenith National ($40.9, 5.3%), Northbridge ($34.1, 3.9% including the unfavourable effect of foreign currency translation) and Fairfax Asia ($15.5, 5.4%), partially offset by decreases at OdysseyRe ($130.0, 5.9%) and Insurance and Reinsurance – Other ($5.5, 1.2%). Net premiums earned at Runoff in 2016 principally reflected the impacts of the second quarter 2016 construction defect reinsurance transaction and the habitational casualty reinsurance transaction. Net premiums earned at Runoff in 2015 principally reflected the impacts of the fourth quarter 2015 APH, the Everest APH, first quarter 2015 APH and the AXA Canada reinsurance transactions. These reinsurance transactions are described in more detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Revenue of $9,580.4 in 2015 decreased from $10,017.9 in 2014 principally as a result of net losses on investments, partially offset by increased net premiums earned, increased other revenue and higher interest and dividends. Net losses on investments in 2015 was principally comprised of net unrealized losses on bonds, partially offset by net gains on equity and equity-related holdings after equity hedges and the favourable impact of foreign currency. Consolidated interest and dividend income increased from $403.8 in 2014 to $512.2 in 2015, reflecting higher interest income earned, principally due to increased holdings of higher yielding government bonds and the impact of consolidating the portfolio investments of Brit and Fairfax India. The increase in net premiums earned by the company's insurance and reinsurance operations in 2015 reflected year-over-year increases at Crum & Forster ($215.5, 16.5%), Zenith National ($52.1, 7.3%), Insurance and Reinsurance – Other ($50.0, 12.7%) and Fairfax Asia ($14.8, 5.4%) and the consolidation of the net premiums earned by Brit ($892.5), partially offset by decreases at OdysseyRe ($152.5, 6.5%) and Northbridge ($67.6, 7.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff in 2015 and 2014 ($381.6 and $231.6 respectively) primarily reflected the impact of various transactions during those years involving the reinsurance of third party runoff portfolios.

Net premiums written by the company's insurance and reinsurance operations for the years ended December 31, 2016 and 2015 are shown in the table that follows.

	2016	2015	% change year-over- year
Net premiums written
Northbridge	942.6	887.0	6.3
OdysseyRe	2,100.2	2,095.0	0.2
Crum & Forster	1,801.1	1,659.4	8.5
Zenith National	819.4	785.4	4.3
Brit(1)	1,480.2	946.4	56.4
Fairfax Asia	303.1	275.9	9.9
Other	458.4	489.8	(6.4)

Insurance and reinsurance operations	7,905.0	7,138.9	10.7

Insurance and reinsurance operations excluding Brit	6,424.8	6,192.5	3.8

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Northbridge's net premiums written increased by 6.3% in 2016 including the unfavourable effect of foreign currency translation. In Canadian dollar terms, Northbridge's net premiums written increased by 10.1% in 2016, primarily due to increased new business writings at Northbridge Insurance, modest price increases across the group and reduced reinsurance costs.

OdysseyRe's net premiums written increased by 0.2% in 2016, primarily reflecting the non-renewal on June 1, 2015 of a Florida property quota share reinsurance contract (following the cedent's decision to retain all the risk associated with that contract), partially offset by decreases in the Latin America and London Market divisions and purchases of property catastrophe excess of loss reinsurance at favourable pricing.

Crum & Forster's net premiums written increased by 8.5% in 2016, principally reflecting growth in Crum & Forster's accident and health and commercial transportation lines of business and incremental contributions from prior year acquisitions, partially offset by decreases in the construction contracting line of business.

Zenith National's net premiums written increased by 4.3% in 2016, primarily as a result of an increase in exposure, partially offset by modest price decreases.

Net premiums written by Fairfax Asia increased by 9.9% in 2016, principally reflecting the consolidation of Fairfirst Insurance and AMAG, increased writings at Pacific Insurance (primarily in commercial automobile and property lines of business) and increased premium retention (primarily at First Capital).

Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 6.4% in 2016, primarily reflecting the non-recurring impact of the QBE loss portfolio transfer in 2015 and decreases at Group Re (primarily related to the non-renewal in 2016 of an intercompany property quota share agreement with Brit), partially offset by increases at Fairfax Brasil (primarily growth in the infrastructure line of business and the favourable effect of foreign currency translation, partially offset by a decrease in risk retention) and Advent (primarily increases in the accident and health line of business, partially offset by a decrease in risk retention).

Net gains (losses) on investments in 2016 and 2015 were comprised as shown in the following table:

	2016	2015
Common stocks	(78.0)	(670.5)
Preferred stocks – convertible	(6.6)	(22.5)
Bonds – convertible	(39.4)	(119.2)
Gain on disposition of subsidiary and associates(1)	–	235.5
Other equity derivatives(2)	19.3	151.7

Long equity exposures	(104.7)	(425.0)
Equity hedges and short equity exposures	(1,192.9)	501.8

Net equity exposure and financial effects	(1,297.6)	76.8
Bonds	322.7	(468.7)
CPI-linked derivatives	(196.2)	35.7
U.S. treasury bond forward contracts	47.0	–
Other derivatives	(7.4)	(2.6)
Foreign currency	(129.5)	112.5
Other	57.4	(12.9)

Net losses on investments	(1,203.6)	(259.2)

Net gains (losses) on bonds is comprised as follows:
Government bonds	256.8	(58.7)
U.S. states and municipalities	(29.5)	(213.2)
Corporate and other	95.4	(196.8)

	322.7	(468.7)

(1)
Comprised primarily of a $236.4 gain on disposition of Ridley in 2015.

(2)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

After giving consideration to the outcome of the U.S. elections in 2016 and the potential for fundamental changes that may bolster U.S. economic growth and equity markets, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions during 2016 effected through equity and equity index total return swaps, including all of the company's Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps. The short equity index total return swaps closed out in 2016 produced a realized loss of $2,665.4 (of which $1,710.2 was recorded as unrealized losses in prior years). The company continues to invest or maintain investments in short equity total return swaps in individual equities as investments, and not as hedges of the company's equity and equity-related holdings. Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2016, for a tabular analysis followed by a discussion of the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net gains on bonds of $322.7 in 2016 were primarily comprised of net gains on U.S. treasury bonds ($138.1), Indian government bonds ($105.2) and corporate and other bonds ($95.4), partially offset by net losses on U.S. state and municipal bonds ($29.5).

The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 compared to net unrealized gains of $35.7 in 2015. Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

The increase in other revenue from $1,783.5 in 2015 to $2,061.6 in 2016 principally reflected increased revenue at Cara (acquired on April 10, 2015), Quess, Fairfax India and Boat Rocker (acquired on July 17, 2015), partially offset by the divestiture of Ridley on June 18, 2015. The increase at Cara was also due to Cara's acquisitions of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2016, the United States, Canada, International and Asia accounted for 65.5%, 13.4%, 12.4% and 8.7% respectively, of net premiums earned by geographic region in 2016, compared to 63.0%, 14.4%, 13.4% and 9.2% respectively, in 2015.

United States

Net premiums earned in the United States geographic region increased by 11.0% from $4,641.3 in 2015 to $5,152.8 in 2016 primarily reflecting the consolidation of Brit for the full year of 2016 ($346.5 incremental increase year-over-year), growth in specialty lines of business at Crum & Forster and growth in workers' compensation business at Zenith National, partially offset by lower net premiums earned at Runoff reflecting a decrease in transactions involving the reinsurance of third party runoff portfolios.

Canada

Net premiums earned in the Canada geographic region decreased by 0.8% from $1,062.0 in 2015 to $1,053.1 in 2016 primarily as a result of lower net premiums earned at Runoff reflecting a non-recurring transaction in 2015 involving the reinsurance of a third party, partially offset by increases at Northbridge (increased new business writings at Northbridge Insurance and modest price increases across the group, partially offset by the impact of reduced reinsurance costs and the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange) and the consolidation of Brit for the full year of 2016 ($33.3 incremental increase year-over-year).

International

Net premiums earned in the International geographic region decreased by 1.4% from $986.3 in 2015 to $972.0 in 2016 principally reflecting decreases at OdysseyRe in its reinsurance business, partially offset by the consolidation of Brit for the full year of 2016 ($108.8 incremental increase year-over-year).

Asia

Net premiums earned in the Asia geographic region increased by 0.4% from $681.4 in 2015 to $684.3 in 2016 primarily as a result of the consolidation of Brit for the full year of 2016 ($18.2 incremental increase year-over-year) and growth at Fairfax Asia, partially offset by decreases at OdysseyRe.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2016, 2015 and 2014. In that table, interest and dividends are presented separately as they relate to the insurance and reinsurance reporting segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Net realized gains before equity hedges and short equity exposures, net change in unrealized gains (losses) before equity hedges and short equity exposures and net gains (losses) on equity hedges and short equity exposures are each shown separately to present more meaningfully the results of the company's investment management strategies.

	2016	2015	2014
Combined ratios – Insurance and Reinsurance
Northbridge	94.9%	91.8%	95.5%
OdysseyRe	88.7%	84.7%	84.7%
Crum & Forster	98.2%	97.7%	99.8%
Zenith National	79.7%	82.5%	87.5%
Brit(1)	97.9%	94.9%	–%
Fairfax Asia	86.4%	87.9%	86.7%
Other	93.7%	89.6%	94.7%

Consolidated	92.5%	89.9%	90.8%

Sources of net earnings
Underwriting – Insurance and Reinsurance
Northbridge	46.3	71.4	42.7
OdysseyRe	235.2	336.9	360.4
Crum & Forster	32.4	35.4	2.5
Zenith National	164.1	134.4	89.5
Brit(1)	29.1	45.4	–
Fairfax Asia	41.1	34.8	36.2
Other	27.7	46.2	20.7

Underwriting profit – Insurance and Reinsurance	575.9	704.5	552.0
Interest and dividends – Insurance and Reinsurance	463.3	477.0	363.4

Operating income – Insurance and Reinsurance	1,039.2	1,181.5	915.4
Runoff (excluding net gains (losses) on investments)	(149.4)	(74.1)	(88.5)
Other reporting segment (excluding net gains (losses) on investments)	133.5	127.8	77.6
Interest expense	(242.8)	(219.0)	(206.3)
Corporate overhead and other	(131.2)	(132.5)	(96.5)

Pre-tax income before net gains (losses) on investments	649.3	883.7	601.7
Net realized gains before equity hedges and short equity exposures	563.4	1,049.7	777.6

Pre-tax income including net realized gains before equity hedges	1,212.7	1,933.4	1,379.3
Net change in unrealized gains (losses) before equity hedges and short equity exposures	(574.1)	(1,810.7)	1,153.1
Net gains (losses) on equity hedges and short equity exposures	(1,192.9)	501.8	(194.5)

Pre-tax income (loss)	(554.3)	624.5	2,337.9
Income taxes	159.6	17.5	(673.3)

Net earnings (loss)	(394.7)	642.0	1,664.6

Attributable to:
Shareholders of Fairfax	(512.5)	567.7	1,633.2
Non-controlling interests	117.8	74.3	31.4

	(394.7)	642.0	1,664.6

Net earnings (loss) per share	$(24.18)	$23.67	$74.43
Net earnings (loss) per diluted share	$(24.18)	$23.15	$73.01
Cash dividends paid per share	$10.00	$10.00	$10.00
(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

The company's insurance and reinsurance operations produced an underwriting profit of $575.9 (combined ratio of 92.5%) in 2016 compared to $704.5 (combined ratio of 89.9%) in 2015. The increase in the combined ratio in 2016 principally reflected higher current period catastrophe losses and modest increases in the underwriting and commission expense ratios, partially offset by increased net favourable prior year reserve development and a modest improvement in non-catastrophe loss experience related to the current accident year.

Net favourable development of $654.6 (8.5 combined ratio points) in 2016 increased from $544.3 (7.8 combined ratio points) in 2015 and was comprised as follows:

	2016	2015
Insurance and Reinsurance
Northbridge	(112.8)	(93.9)
OdysseyRe	(266.5)	(233.3)
Crum & Forster	(8.3)	–
Zenith National	(101.0)	(89.6)
Brit(1)	(53.5)	(19.7)
Fairfax Asia	(52.1)	(39.5)
Other	(60.4)	(68.3)

Net favourable development	(654.6)	(544.3)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Current period catastrophe losses of $352.7 (4.6 combined ratio points) in 2016 increased from $133.7 (1.9 combined ratio points) in 2015 and were comprised as follows:

	2016			2015
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Matthew	67.9	0.9		–	–
Fort McMurray wildfires	61.8	0.8		–	–
Other	223.0	2.9		133.7	1.9

	352.7	4.6	points	133.7	1.9	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31:

	2016	2015
Underwriting profit – Insurance and Reinsurance	575.9	704.5

Loss & LAE – accident year	66.7%	64.5%
Commissions	17.3%	16.8%
Underwriting expense	17.0%	16.4%

Combined ratio – accident year	101.0%	97.7%
Net favourable development	(8.5)%	(7.8)%

Combined ratio – calendar year	92.5%	89.9%

The commission expense ratio increased from 16.8% in 2015 to 17.3% in 2016, primarily reflecting the consolidation of Brit (Brit's commission expense ratio is generally higher than Fairfax's other operating companies as commission rates on the Lloyd's platform tend to be higher than typical non-Lloyd's insurance and reinsurance arrangements) and increases at Crum & Forster (primarily reflecting the impact of increased writings of accident and health insurance which incur higher commission rates and reductions in ceding commissions as a result of the increase in retentions that occurred in 2015), partially offset by a decrease at First Capital (primarily increased profit commission on reinsurance ceded).

The underwriting expense ratio increased from 16.4% in 2015 to 17.0% in 2016, primarily reflecting increases at OdysseyRe (principally lower net premiums earned) and Fairfax Asia (primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses).

Underwriting expenses in 2016 increased by 7.8% (excluding Brit's underwriting expenses of $221.7 and $141.2 in 2016 and 2015 respectively), primarily reflecting increases at Crum & Forster (primarily due to higher personnel costs associated with acquisitions and new business initiatives consistent with its growth in net premiums earned), Fairfax Asia (primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses) and Colonnade (costs incurred related to the start-up of Fairfax's operations in Eastern Europe).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Operating expenses increased from $1,470.1 in 2015 to $1,597.7 in 2016 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of Brit's operating expenses), partially offset by decreased Runoff operating expenses and lower Fairfax corporate overhead (principally due to non-recurring expenses incurred in connection with the acquisition of Brit in 2015).

Other expenses increased from $1,703.1 in 2015 to $1,958.4 in 2016 principally reflecting increased expenses at Thomas Cook India (primarily related to Quess, consistent with its growth in revenue) and Fairfax India, the consolidation of Cara and Boat Rocker (acquired on April 10, 2015 and July 17, 2015), and Cara's acquisitions of St-Hubert and Original Joe's (acquired on September 2, 2016 and November 28, 2016), partially offset by the divestiture of Ridley on June 18, 2015.

The company reported a net loss attributable to shareholders of Fairfax of $512.5 (net loss of $24.18 per basic and diluted share) in 2016 compared to net earnings attributable to shareholders of Fairfax of $567.7 (net earnings of $23.67 per basic share and $23.15 per diluted share) in 2015. The year-over-year decrease in profitability primarily reflected increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes.

Common shareholders' equity decreased from $8,952.5 at December 31, 2015 to $8,484.6 at December 31, 2016 primarily reflecting the net loss attributable to shareholders of Fairfax ($512.5), payment of dividends on the company's common and preferred shares ($271.8) and other comprehensive loss of $183.9 (primarily related to net unrealized foreign currency translation losses on foreign operations of $98.9), partially offset by net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5). Common shareholders' equity per basic share at December 31, 2016 was $367.40 compared to $403.01 per basic share at December 31, 2015, representing a decrease of 8.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2016, or a decrease of 6.4% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings (loss) shown by reporting segment are set out below for the years ended December 31, 2016 and 2015. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2016

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,055.1	2,380.7	2,055.0	831.7	1,912.2	648.7	643.3	9,526.7	183.9	–	–	(176.3)	9,534.3

Net premiums written	942.6	2,100.2	1,801.1	819.4	1,480.2	303.1	458.4	7,905.0	183.4	–	–	–	8,088.4

Net premiums earned	908.8	2,074.1	1,769.5	807.3	1,399.3	302.5	437.2	7,698.7	163.5	–	–	–	7,862.2

Underwriting profit (loss)	46.3	235.2	32.4	164.1	29.1	41.1	27.7	575.9	(185.1)	–	–	–	390.8
Interest and dividends	57.4	171.0	43.2	30.8	58.8	74.8	27.3	463.3	35.7	30.3	(38.7)	88.8	579.4

Operating income (loss)	103.7	406.2	75.6	194.9	87.9	115.9	55.0	1,039.2	(149.4)	30.3	(38.7)	88.8	970.2
Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	–	(1,203.6)
Other reporting segment	–	–	–	–	–	–	–	–	–	103.2	–	–	103.2
Interest expense	–	(2.8)	(1.6)	(3.3)	(14.2)	–	(4.2)	(26.1)	–	(28.3)	(188.4)	–	(242.8)
Corporate overhead and other	(6.6)	(30.2)	(20.4)	(8.4)	(9.2)	(0.1)	–	(74.9)	–	–	(17.6)	(88.8)	(181.3)

Pre-tax income (loss)	(64.2)	54.5	(131.1)	15.0	151.8	114.1	(39.2)	100.9	(374.6)	135.3	(415.9)	–	(554.3)
Income taxes													159.6

Net loss													(394.7)

Attributable to:
Shareholders of Fairfax													(512.5)
Non-controlling interests													117.8

													(394.7)

Year ended December 31, 2015

	Insurance and Reinsurance
												Eliminations and adjustments
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written	1,059.6	2,404.0	1,896.1	797.6	1,087.5	620.9	634.7	8,500.4	381.2	–	–	(225.8)	8,655.8

Net premiums written	887.0	2,095.0	1,659.4	785.4	946.4	275.9	489.8	7,138.9	381.6	–	–	–	7,520.5

Net premiums earned	874.7	2,204.1	1,522.0	766.4	892.5	287.0	442.7	6,989.4	381.6	–	–	–	7,371.0

Underwriting profit (loss)	71.4	336.9	35.4	134.4	45.4	34.8	46.2	704.5	(172.1)	–	–	–	532.4
Interest and dividends	42.3	221.8	66.8	48.9	29.5	41.0	26.7	477.0	98.0	47.4	(11.5)	74.2	685.1

Operating income (loss)	113.7	558.7	102.2	183.3	74.9	75.8	72.9	1,181.5	(74.1)	47.4	(11.5)	74.2	1,217.5
Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	–	(259.2)
Other reporting segment	–	–	–	–	–	–	–	–	–	80.4	–	–	80.4
Interest expense	–	(5.5)	(1.4)	(3.3)	(9.8)	–	(4.1)	(24.1)	–	(16.1)	(178.8)	–	(219.0)
Corporate overhead and other	(11.0)	(27.1)	(19.5)	(9.4)	(16.4)	(0.1)	0.4	(83.1)	–	–	(37.9)	(74.2)	(195.2)

Pre-tax income (loss)	234.6	258.9	(24.3)	111.8	(26.6)	51.2	0.8	606.4	(212.6)	118.2	112.5	–	624.5
Income taxes													17.5

Net earnings													642.0

Attributable to:
Shareholders of Fairfax													567.7
Non-controlling interests													74.3

													642.0

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2016 and 2015 present the assets and liabilities of, and the capital invested by the company in, each of the company's reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each reporting segment is on a legal entity basis for the subsidiaries within that segment, in accordance with Fairfax's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition.

  (b)
  Certain of the company's subsidiaries held ownership interests in other Fairfax subsidiaries ("Fairfax affiliates") at December 31, 2016. These investments in Fairfax affiliates are carried at cost and are disclosed in the table below. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax holding company and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other borrowings of $3,479.6 as at December 31, 2016 (December 31, 2015 – $2,599.0) primarily consisted of Fairfax holding company debt of $3,341.2 (December 31, 2015 – $2,462.2) and purchase consideration payable related to the TRG acquisition of $129.2 (December 31, 2015 – $134.7).
	Economic ownership percentage in Fairfax Affiliates
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Insurance & Reinsurance – Other	Runoff	Corporate & Other(1)	Consolidated
Fairfax Affiliates
Zenith National	–	6.1%	2.0%	–	–	–	–	–	91.9%	100.0%
Advent	–	15.7%	12.7%	–	–	–	–	13.8%	57.8%	100.0%
TRG (Runoff)	–	–	5.2%	–	–	–	31.5%	44.9%	18.4%	100.0%
Thomas Cook India	1.1%	11.0%	1.5%	0.4%	–	1.9%	1.7%	5.6%	44.5%	67.7%
Fairfax India	–	8.3%	4.0%	1.1%	2.8%	2.4%	3.2%	7.6%	–	29.4%
The Keg	11.0%	14.7%	7.3%	8.0%	–	–	6.6%	3.4%	–	51.0%
Cara	8.3%	13.6%	4.8%	–	3.8%	–	–	5.4%	3.0%	38.9%
Boat Rocker Media	–	27.3%	–	20.1%	–	–	10.8%	–	–	58.2%
(1)
This table excludes subsidiaries which are wholly owned by the holding company including Northbridge, OdysseyRe, Crum & Forster, Brit and Fairfax Asia.

Segmented Balance Sheet as at December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	125.9	508.6	7.2	10.3	–	–	–	652.0	–	–	719.6	1,371.6
Insurance contract receivables	272.7	830.8	279.1	238.2	639.2	169.6	385.7	2,815.3	196.8	–	(94.6)	2,917.5
Portfolio investments	2,638.2	6,831.8	3,780.4	1,667.9	3,912.0	1,524.0	1,614.0	21,968.3	3,430.0	1,476.5	418.6	27,293.4
Deferred premium acquisition costs	96.4	182.5	122.0	10.9	192.7	30.6	72.0	707.1	–	–	(14.0)	693.1
Recoverable from reinsurers	463.3	774.8	1,104.1	68.0	923.7	634.3	346.3	4,314.5	835.8	–	(1,140.0)	4,010.3
Deferred income taxes	65.9	300.5	257.3	55.0	–	–	18.9	697.6	11.6	–	23.4	732.6
Goodwill and intangible assets	152.8	174.9	331.6	439.0	730.9	173.1	33.9	2,036.2	37.1	1,766.0	8.2	3,847.5
Due from affiliates	120.9	4.0	31.4	–	0.3	23.3	35.1	215.0	575.3	–	(790.3)	–
Other assets	103.2	182.9	183.5	60.6	106.0	85.0	51.0	772.2	99.6	1,497.7	148.9	2,518.4
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–

Total assets	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Liabilities
Accounts payable and accrued liabilities	161.3	511.0	282.2	94.6	79.4	273.7	261.1	1,663.3	104.2	973.8	147.3	2,888.6
Income taxes payable	6.3	–	–	1.5	–	13.0	0.2	21.0	–	2.2	12.2	35.4
Short sale and derivative obligations	40.9	79.5	37.2	3.1	11.8	–	5.0	177.5	41.9	–	14.9	234.3
Due to affiliates	0.9	9.2	0.6	3.0	–	5.5	2.2	21.4	1.0	48.3	(70.7)	–
Funds withheld payable to reinsurers	3.3	61.6	18.2	–	302.3	51.8	66.0	503.2	13.3	–	(100.3)	416.2
Provision for losses and loss adjustment expenses	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	–	(1,080.8)	19,481.8
Provision for unearned premiums	542.5	722.5	683.8	280.2	836.8	308.9	403.1	3,777.8	19.9	–	(57.3)	3,740.4
Deferred income taxes	–	–	–	–	102.8	4.8	3.2	110.8	–	153.0	(263.8)	–
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6

Total liabilities	2,630.2	6,370.5	4,625.7	1,633.1	4,915.7	1,457.7	1,850.1	23,483.0	3,970.4	2,029.8	2,081.1	31,564.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,166.9	806.1	11,746.8	1,739.1	2,622.9	(6,288.7)	9,820.1
Non-controlling interests	–	–	–	–	–	60.1	–	60.1	–	87.5	1,852.4	2,000.0

Total equity	1,519.7	3,964.3	1,668.4	957.6	1,663.8	1,227.0	806.1	11,806.9	1,739.1	2,710.4	(4,436.3)	11,820.1

Total liabilities and total equity	4,149.9	10,334.8	6,294.1	2,590.7	6,579.5	2,684.7	2,656.2	35,289.9	5,709.5	4,740.2	(2,355.2)	43,384.4

Capital
Borrowings	–	89.8	41.4	38.2	175.9	–	90.2	435.5	–	852.5	3,479.6	4,767.6
Investments in Fairfax affiliates	110.6	544.0	197.5	40.8	74.7	44.8	99.3	1,111.7	523.3	–	(1,635.0)	–
Shareholders' equity attributable to shareholders of Fairfax	1,409.1	3,420.3	1,470.9	916.8	1,125.7	1,122.1	706.8	10,171.7	1,215.8	1,233.9	(2,801.3)	9,820.1
Non-controlling interests	–	–	–	–	463.4	60.1	–	523.5	–	1,476.5	–	2,000.0

Total capital	1,519.7	4,054.1	1,709.8	995.8	1,839.7	1,227.0	896.3	12,242.4	1,739.1	3,562.9	(956.7)	16,587.7

% of consolidated total capital	9.2%	24.4%	10.3%	6.0%	11.1%	7.4%	5.4%	73.8%	10.5%	21.5%	(5.8)%	100.0%

Segmented Balance Sheet as at December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	245.0	560.3	8.2	65.9	–	–	–	879.4	–	–	397.1	1,276.5
Insurance contract receivables	242.7	806.7	258.8	222.6	605.6	131.2	265.3	2,532.9	127.9	–	(114.3)	2,546.5
Portfolio investments	2,569.4	7,215.3	3,883.4	1,787.9	3,967.1	1,157.5	1,479.2	22,059.8	4,264.9	1,176.8	331.0	27,832.5
Deferred premium acquisition costs	84.4	181.0	118.2	10.7	63.2	24.4	60.2	542.1	–	–	(9.4)	532.7
Recoverable from reinsurers	478.0	828.9	1,079.1	78.1	793.0	579.9	242.3	4,079.3	940.7	–	(1,129.1)	3,890.9
Deferred income taxes	41.1	222.9	183.1	4.0	–	–	7.0	458.1	114.1	–	(108.3)	463.9
Goodwill and intangible assets	144.0	188.4	331.4	446.7	739.2	40.1	16.7	1,906.5	39.4	1,270.7	(1.7)	3,214.9
Due from affiliates	71.7	2.1	0.1	–	–	8.0	25.3	107.2	587.7	–	(694.9)	–
Other assets	73.9	102.1	116.9	73.9	132.0	65.1	31.5	595.4	104.8	1,001.6	69.3	1,771.1
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–

Total assets	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Liabilities
Accounts payable and accrued liabilities	169.9	575.5	230.6	86.5	141.3	241.2	109.3	1,554.3	128.4	757.3	115.9	2,555.9
Income taxes payable	3.7	31.1	2.6	–	–	11.0	1.0	49.4	–	15.3	21.1	85.8
Short sale and derivative obligations	40.4	13.0	5.3	1.4	12.5	–	3.3	75.9	16.8	–	0.2	92.9
Due to affiliates	2.0	6.1	15.5	0.4	–	1.9	2.6	28.5	4.2	34.2	(66.9)	–
Funds withheld payable to reinsurers	4.0	56.1	20.3	–	206.1	66.2	69.5	422.2	16.0	–	(115.4)	322.8
Provision for losses and loss adjustment expenses	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	–	(1,078.7)	19,816.4
Provision for unearned premiums	492.4	729.4	657.0	267.7	664.9	252.7	276.6	3,340.7	–	–	(55.9)	3,284.8
Deferred income taxes	–	–	–	–	120.3	8.8	0.6	129.7	–	77.5	(207.2)	–
Borrowings	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5

Total liabilities	2,564.6	6,511.4	4,401.2	1,646.5	4,677.8	1,338.8	1,515.5	22,655.8	4,473.9	1,168.3	1,212.1	29,510.1

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	693.7	723.0	11,523.9	1,994.1	2,257.9	(5,488.5)	10,287.4
Non-controlling interests	–	–	–	–	–	19.2	–	19.2	–	22.9	1,689.4	1,731.5

Total equity	1,492.4	4,107.1	1,754.0	1,084.1	1,669.6	712.9	723.0	11,543.1	1,994.1	2,280.8	(3,799.1)	12,018.9

Total liabilities and total equity	4,057.0	10,618.5	6,155.2	2,730.6	6,347.4	2,051.7	2,238.5	34,198.9	6,468.0	3,449.1	(2,587.0)	41,529.0

Capital
Borrowings	–	89.8	41.4	38.1	208.6	–	90.6	468.5	–	284.0	2,599.0	3,351.5
Investments in Fairfax affiliates	106.8	510.8	176.0	40.8	47.3	45.5	111.0	1,038.2	288.5	–	(1,326.7)	–
Shareholders' equity attributable to shareholders of Fairfax	1,385.6	3,596.3	1,578.0	1,043.3	1,117.2	648.2	612.0	9,980.6	1,705.6	1,073.6	(2,472.4)	10,287.4
Non-controlling interests	–	–	–	–	505.1	19.2	–	524.3	–	1,207.2	–	1,731.5

Total capital	1,492.4	4,196.9	1,795.4	1,122.2	1,878.2	712.9	813.6	12,011.6	1,994.1	2,564.8	(1,200.1)	15,370.4

% of consolidated total capital	9.7%	27.3%	11.7%	7.3%	12.2%	4.6%	5.3%	78.1%	13.0%	16.7%	(7.8)%	100.0%

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2016 and 2015.

    Northbridge(1)

	Cdn$
	2016	2015	2016	2015
Underwriting profit	61.3	91.2	46.3	71.4

Loss & LAE – accident year	71.6%	67.5%	71.6%	67.5%
Commissions	16.6%	15.8%	16.6%	15.8%
Underwriting expenses	19.1%	19.2%	19.1%	19.2%

Combined ratio – accident year	107.3%	102.5%	107.3%	102.5%
Net favourable development	(12.4)%	(10.7)%	(12.4)%	(10.7)%

Combined ratio – calendar year	94.9%	91.8%	94.9%	91.8%

Gross premiums written	1,395.9	1,353.3	1,055.1	1,059.6

Net premiums written	1,247.0	1,132.8	942.6	887.0

Net premiums earned	1,202.3	1,117.1	908.8	874.7

Underwriting profit	61.3	91.2	46.3	71.4
Interest and dividends	75.9	54.0	57.4	42.3

Operating income	137.2	145.2	103.7	113.7

(1)
These results differ from those published by Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

The average U.S. dollar foreign exchange rate (relative to the Canadian dollar) strengthened by 3.5% in 2016 compared to 2015. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

In 2015 Northbridge assumed gross premiums written of Cdn$70.6 ($56.6) and gross loss reserves of Cdn$66.5 ($53.3) in connection with the "AXA Canada reinsurance transaction" as described in the Components of Net Earnings section of this MD&A under the heading Runoff. Northbridge fully retroceded these amounts to Runoff and received a commission of Cdn$1.7 ($1.4) from Runoff for fronting this transaction.

Northbridge reported an underwriting profit of Cdn$61.3 ($46.3) and a combined ratio of 94.9% in 2016 compared to an underwriting profit of Cdn$91.2 ($71.4) and a combined ratio of 91.8% in 2015. The decrease in underwriting profit in 2016 principally reflected increased current period catastrophe losses and a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses), partially offset by increased net favourable prior year reserve development.

Net favourable prior year reserve development in 2016 of Cdn$149.2 ($112.8) (12.4 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2011 through 2014. Net favourable prior year reserve development in 2015 of Cdn$119.9 ($93.9) (10.7 combined ratio points) principally reflected better than expected emergence across most accident years and lines of business.

Underwriting profit in 2016 included Cdn$38.0 ($28.7) (3.2 combined ratio points) of current period catastrophe losses principally related to the Fort McMurray wildfires (Cdn$29.8 ($22.5) or 2.5 combined ratio points). Current period catastrophe losses were not significant in 2015.

Northbridge's commission expense ratio increased from 15.8% in 2015 to 16.6% in 2016, primarily reflecting commission expense adjustments, and also reflected the impact of non-recurring commission revenue earned in the first quarter of 2015 related to the AXA Canada reinsurance transaction described earlier in this section. Northbridge's underwriting expense ratio decreased from 19.2% in 2015 to 19.1% in 2016 reflecting higher net premiums earned, partially offset by the impact in 2015 of the release of a provision related to harmonized sales tax on premiums ceded to foreign affiliated reinsurers following a favourable tax ruling.

Excluding the impact of the AXA Canada reinsurance transaction, gross premiums written increased by 8.8% from Cdn$1,282.7 in 2015 to Cdn$1,395.9 in 2016, primarily reflecting increased new business writings at Northbridge Insurance and modest price increases across the group. Net premiums written increased by 10.1% in 2016, reflecting the same factors which affected gross premiums written and also included the impact of reduced reinsurance costs. Net premiums earned increased by 7.6% in 2016, consistent with the growth in net premiums written.

Interest and dividends increased from Cdn$54.0 ($42.3) in 2015 to Cdn$75.9 ($57.4) in 2016, principally due to increased holdings of higher yielding government bonds year-over-year, partially offset by a non-cash impairment charge in 2016 of Cdn$9.8 ($7.4) related to an associate (Resolute).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as FVTPL) increased from Cdn$16.8 ($13.2) in 2015 to Cdn$67.4 ($51.0) in 2016, primarily as a result of higher net premium collections and lower income taxes paid, partially offset by higher net paid claims.

Northbridge's average annual return on average equity over the past 31 years since inception in 1985 was 13.1% at December 31, 2016 (December 31, 2015 – 13.6%) (expressed in Canadian dollars).

    OdysseyRe(1)

	2016	2015
Underwriting profit	235.2	336.9

Loss & LAE – accident year	69.3%	64.4%
Commissions	20.8%	20.4%
Underwriting expenses	11.4%	10.5%

Combined ratio – accident year	101.5%	95.3%
Net favourable development	(12.8)%	(10.6)%

Combined ratio – calendar year	88.7%	84.7%

Gross premiums written	2,380.7	2,404.0

Net premiums written	2,100.2	2,095.0

Net premiums earned	2,074.1	2,204.1

Underwriting profit	235.2	336.9
Interest and dividends	171.0	221.8

Operating income	406.2	558.7

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On June 3, 2015 Hudson Insurance Company (a wholly owned subsidiary of OdysseyRe) completed the acquisition of certain assets of Euclid Managers, LLC ("Euclid"), an underwriting and claims manager for internet, technology, media, manufacturers and other professional liability coverage. The acquisition of Euclid, which produces annual gross premiums written of approximately $15, ensures that Hudson Insurance has the opportunity to participate on future renewals of this business.

OdysseyRe reported an underwriting profit of $235.2 and a combined ratio of 88.7% in 2016 compared to an underwriting profit of $336.9 and a combined ratio of 84.7% in 2015. The decrease in underwriting profit in 2016 principally reflected higher current period catastrophe losses, lower net premiums earned, lower writings of higher margin property catastrophe business and continued rate pressure, partially offset by increased net favourable prior year reserve development. Extraordinary losses of $61.9 (3.0 combined ratio points) in 2016 decreased from $98.7 (4.5 combined ratio points) in 2015. The Tianjin port explosion in China in 2015 resulted in an incurred loss of $52.9 (2.4 combined ratio points).

Underwriting profit in 2016 included $191.9 (9.2 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($30.0 or 1.4 combined ratio points), flooding in Europe ($19.0 or 0.9 of a combined ratio point), the Fort McMurray wildfires ($14.1 or 0.7 of a combined ratio point) and other attritional losses. Underwriting profit in 2015 included $108.0 (4.9 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums). Underwriting profit in 2016 included $266.5 (12.8 combined ratio points) of net favourable prior year reserve development compared to $233.3 (10.6 combined ratio points) in 2015, principally related to casualty and property catastrophe loss reserves in both years. OdysseyRe's underwriting expense ratio increased from 10.5% in 2015 to 11.4% in 2016, principally due to the decrease in net premiums earned.

In 2015 OdysseyRe did not renew a significant property quota share reinsurance contract covering risks in Florida following the cedent's decision to retain all the risk associated with that contract. Consequently on June 1, 2015, OdysseyRe returned the remaining unearned premium associated with this contract to the cedent, which decreased each of gross premiums written and net premiums written by $17.8 in 2015. Net premiums earned associated with that contract during 2015 was $71.7 prior to cancellation. Excluding the impact of the cancellation of this contract, gross premiums written, net premiums written and net premiums earned decreased by 1.7%, 0.6% and 2.7% in 2016, principally reflecting decreases in the Latin America and London Market divisions. Net premiums written and net premiums earned in 2016 also reflected the impact of additional purchases of property catastrophe excess of loss reinsurance at favourable pricing, which is expected to significantly mitigate the impact of small to medium-sized catastrophe events on OdysseyRe's U.S. and international operations.

Interest and dividends decreased from $221.8 in 2015 to $171.0 in 2016 reflecting lower share of profit of associates and a non-cash impairment charge in 2016 of $3.2 related to an associate (Resolute), partially offset by lower total return swap expense. Share of profit of associates in 2015 reflected OdysseyRe's $37.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $111.8 in 2015 to $268.9 in 2016 reflecting decreased income taxes paid and increased investment income received.

    Crum & Forster

	2016	2015
Underwriting profit	32.4	35.4

Loss & LAE – accident year	64.2%	64.1%
Commissions	16.0%	14.8%
Underwriting expenses	18.5%	18.8%

Combined ratio – accident year	98.7%	97.7%
Net favourable development	(0.5)%	–%

Combined ratio – calendar year	98.2%	97.7%

Gross premiums written	2,055.0	1,896.1

Net premiums written	1,801.1	1,659.4

Net premiums earned	1,769.5	1,522.0

Underwriting profit	32.4	35.4
Interest and dividends	43.2	66.8

Operating income	75.6	102.2

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.

In 2015 Crum & Forster completed the following acquisitions: Brownyard Programs, Ltd. ("Brownyard" – a specialist in writing and servicing security guard and security services business insurance, acquired on October 30, 2015); Travel Insured International, Inc. ("TII" – a leading travel insurance provider that specializes in offering travel insurance protection, acquired on October 8, 2015); and, The Redwoods Group, Inc. ("Redwoods" – a producer of property and casualty packaged insurance business focused on YMCAs, community centers and day camps, acquired on April 10, 2015). These acquisitions, which complement Crum & Forster's existing footprint in each of these lines of business, produced gross premiums written of $15.9, $56.2 and $44.7 in 2016.

On October 15, 2015 Crum & Forster commuted a significant aggregate stop loss reinsurance treaty (the "significant commutation"). The commutation reduced each of recoverable from reinsurers and funds withheld payable to reinsurers by $334.0. The significant commutation had no initial effect on the income statement but funds withheld interest expense (a component of interest and dividends) will be reduced in future periods by approximately $20 annually.

Crum & Forster reported an underwriting profit of $32.4 and a combined ratio of 98.2% in 2016 compared to an underwriting profit of $35.4 and a combined ratio of 97.7% in 2015. The decrease in underwriting profit in 2016 principally reflected higher current period catastrophe losses, a deterioration in accident and health loss experience related to the current accident year and increased commission expense, partially offset by net favourable prior year reserve development in 2016 and an improvement in non-catastrophe loss experience related to the current accident year.

Underwriting profit in 2016 included $26.0 (1.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally related to the Texas hailstorms ($10.5 or 0.6 of a combined ratio point), Hurricane Matthew ($5.0 or 0.3 of a combined ratio point) and other attritional losses. The underwriting profit in 2015 included $12.0 (0.8 of a combined ratio point) of current period catastrophe losses principally related to severe winter weather and storms in the U.S. Underwriting profit in 2016 included $8.3 (0.5 of a combined ratio point) of net favourable prior year reserve development, principally related to net favourable emergence on workers' compensation and professional risk loss reserves, partially offset by an increase in construction defect loss reserves. There was no net prior year reserve development in 2015.

Crum & Forster's commission expense ratio increased from 14.8% in 2015 to 16.0% in 2016 primarily reflecting increased writings of accident and health insurance which incur higher commission rates and the impact of reductions in ceding commissions as a result of the increase in retentions that occurred in 2015. Crum & Forster's underwriting expense ratio decreased from 18.8% in 2015 to 18.5% in 2016 primarily reflecting increased net premiums earned.

Gross premiums written increased by 8.4% in 2016, principally reflecting growth in Crum & Forster's accident and health and commercial transportation lines of business and incremental contributions from Brownyard, TII and Redwoods as described earlier in this section, partially offset by decreases in the construction contracting line of business. Net premiums written increased by 8.5% in 2016, consistent with the growth in gross premiums written. Net premiums earned increased by 16.3% in 2016 reflecting the growth in net premiums written during 2015 and 2016.

Interest and dividends decreased from $66.8 in 2015 to $43.2 in 2016 reflecting lower share of profit of associates primarily due to a non-cash impairment charge in 2016 of $25.3 related to an associate (Resolute), partially offset by lower funds held interest expense related to the significant commutation (described earlier in this section). Share of profit of associates in 2015 reflected Crum & Forster's $12.2 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $218.0 in 2015 to $238.5 in 2016 primarily as a result of increased cash flow from underwriting.

Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,879.6 and its average annual return on average equity since acquisition has been 9.4% (December 31, 2015 – 10.1%).

    Zenith National(1)

	2016	2015
Underwriting profit	164.1	134.4

Loss & LAE – accident year	56.9%	58.6%
Commissions	10.1%	9.9%
Underwriting expenses	25.2%	25.7%

Combined ratio – accident year	92.2%	94.2%
Net favourable development	(12.5)%	(11.7)%

Combined ratio – calendar year	79.7%	82.5%

Gross premiums written	831.7	797.6

Net premiums written	819.4	785.4

Net premiums earned	807.3	766.4

Underwriting profit	164.1	134.4
Interest and dividends	30.8	48.9

Operating income	194.9	183.3

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $164.1 and a combined ratio of 79.7% in 2016 compared to an underwriting profit of $134.4 and a combined ratio of 82.5% in 2015. Net premiums earned in 2016 of $807.3 increased from $766.4 in 2015 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.

The improvement in Zenith National's combined ratio in 2016 compared to 2015 principally reflected increased net favourable prior year reserve development and a decrease in the estimated accident year loss and LAE ratio. Net favourable prior year reserve development in 2016 of $101.0 reflected net favourable emergence principally related to accident years 2012 through 2015. The 1.7 combined ratio point decrease in the estimated accident year loss and LAE ratio in 2016 reflected favourable loss development trends for accident year 2015 emerging in 2016, partially offset by modest earned price decreases and estimated loss trends for accident year 2016. The decrease in the underwriting expense ratio from 25.7% in 2015 to 25.2% in 2016, primarily reflected increased net premiums earned.

Interest and dividends decreased from $48.9 in 2015 to $30.8 in 2016, principally reflecting lower share of profit of associates (primarily relating to Zenith National's $21.5 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties in 2015).

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $137.0 in 2015 to $141.2 in 2016, primarily as a result of increased net premiums collected and lower income taxes paid.

    Brit(1)

	2016	For the period June 5, 2015 to December 31, 2015
Underwriting profit	29.1	45.4

Loss & LAE – accident year	65.0%	60.5%
Commissions	20.9%	20.8%
Underwriting expenses	15.8%	15.8%

Combined ratio – accident year	101.7%	97.1%
Net favourable development	(3.8)%	(2.2)%

Combined ratio – calendar year	97.9%	94.9%

Gross premiums written	1,912.2	1,087.5

Net premiums written	1,480.2	946.4

Net premiums earned	1,399.3	892.5

Underwriting profit	29.1	45.4
Interest and dividends	58.8	29.5

Operating income	87.9	74.9

(1)
These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On June 5, 2015 the company acquired 97.0% of the outstanding ordinary shares of Brit and acquired the remaining 3.0% by July 8, 2015. On June 29, 2015 the company sold 29.9% of Brit to Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario. OMERS has a dividend in priority to the company, and the company will have the ability to repurchase the shares owned by OMERS over time. On August 3, 2016 Brit paid cash consideration of $57.8 to purchase shares for cancellation from OMERS, which increased the company's ownership interest in Brit by 2.4%. Brit is a leading specialty insurer operating globally on the Lloyd's of London platform.

Brit reported an underwriting profit of $29.1 and a combined ratio of 97.9% in 2016. Net favourable prior year reserve development in 2016 of $53.5 (3.8 combined ratio points) primarily reflected better than expected emergence on casualty and property reinsurance lines of business. Underwriting profit in 2016 included $76.4 (5.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($26.1 or 1.9 combined ratio points), the Fort McMurray wildfires ($17.8 or 1.3 combined ratio points) and other attritional losses.

Net premiums written of $1,480.2 in 2016 were in line with expectations and impacted by a combination of factors, including underwriting discipline, rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty and casualty treaty lines of business), the unfavourable effect of foreign currency translation and the purchase of additional proportional reinsurance, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years. Brit seeks to balance its portfolio by actively defending its core business and modestly expanding in areas where profitable opportunities exist, while contracting in areas where underwriting margins are thinner.

Brit reported an underwriting profit of $45.4 and a combined ratio of 94.9% for the period June 5, 2015 to December 31, 2015. Net favourable prior year reserve development for the period June 5, 2015 to December 31, 2015 of $19.7 (2.2 combined ratio points) primarily reflected better than expected emergence on insurance lines of business (marine, specialty, energy and aviation) and reinsurance lines of business (property treaty and casualty treaty). Current period catastrophe losses were insignificant for the period June 5, 2015 to December 31, 2015. Net premiums written of $946.4 for the period June 5, 2015 to December 31, 2015, were in line with expectations and were impacted by a combination of factors, including rate reductions on direct business (energy and property lines of business) and reinsurance business (property treaty lines of business) and the unfavourable effect of foreign currency translation, partially offset by growth in net premiums written related to underwriting initiatives launched in prior years.

    Fairfax Asia

	2016	2015
Underwriting profit	41.1	34.8

Loss & LAE – accident year	83.4%	83.5%
Commissions	(2.1)%	–%
Underwriting expenses	22.3%	18.2%

Combined ratio – accident year	103.6%	101.7%
Net favourable development	(17.2)%	(13.8)%

Combined ratio – calendar year	86.4%	87.9%

Gross premiums written	648.7	620.9

Net premiums written	303.1	275.9

Net premiums earned	302.5	287.0

Underwriting profit	41.1	34.8
Interest and dividends	74.8	41.0

Operating income	115.9	75.8

Fairfax Asia comprises the company's Asian holdings and operations: 97.7%-owned Singapore-based First Capital Insurance Limited ("First Capital"), Hong Kong-based Falcon Insurance (Hong Kong) Company Ltd. ("Falcon"), 85.0%-owned Malaysia-based The Pacific Insurance Berhad ("Pacific Insurance"), 80.0%-owned Indonesia-based PT Fairfax Insurance Indonesia ("Fairfax Indonesia"), 80.0%-owned Indonesia-based PT Asuransi Multi Artha Guna Tbk. ("AMAG"), 78.0%-owned Sri Lanka-based Union Assurance General Limited ("Union Assurance") and its wholly-owned subsidiary Fairfirst Insurance Limited ("Fairfirst Insurance"), 35.0%-owned Vietnam-based Bank for Investment and Development of Vietnam Insurance Joint Stock Corporation ("BIC Insurance"), 41.2%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 34.6%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"). The remaining interest in ICICI Lombard is held by ICICI Bank Limited ("ICICI Bank"), India's second largest commercial bank. Thai Re, BIC Insurance, Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). Fairfax Indonesia will be integrated with AMAG and AMAG will distribute its insurance products through a long-term bancassurance partnership with Panin Bank. AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016.

On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016.

On September 18, 2015 Fairfax Asia acquired a 35.0% ownership interest in BIC Insurance for purchase consideration of $48.1 (1.1 trillion Vietnamese dong). BIC Insurance is a leading property and casualty insurer in Vietnam, producing approximately $70 of annual gross premiums written in 2015 through an exclusive arrangement with its majority shareholder, Bank for Investment and Development of Vietnam ("BIDV"), to sell its products through BIDV's distribution network.

On March 1, 2015 Pacific Insurance, a wholly-owned subsidiary of the company, completed the acquisition of the general insurance business of MCIS Insurance Berhad (formerly known as MCIS Zurich Insurance Berhad) ("MCIS") for cash consideration of $13.4 (48.6 million Malaysian ringgits). MCIS is an established general insurer in Malaysia with approximately $55 of annual gross premiums written in its general insurance business.

On January 1, 2015 the company completed the acquisition of 78.0% of Union Assurance for cash consideration of $27.9 (3.7 billion Sri Lankan rupees). Union Assurance is headquartered in Colombo, Sri Lanka and underwrites general insurance in Sri Lanka, specializing in automobile and personal accident lines of business.

Fairfax Asia reported an underwriting profit of $41.1 and a combined ratio of 86.4% in 2016, compared to an underwriting profit of $34.8 and a combined ratio of 87.9% in 2015. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	2016	2015
First Capital	64.9%	69.3%
Falcon	97.6%	98.6%
Pacific Insurance	95.6% (1)	96.0% (2)
AMAG (inclusive of Fairfax Indonesia)	128.0%	114.7%
Union Assurance (inclusive of Fairfirst Insurance)	105.2%	107.8%
(1)
Excludes the impact of an intercompany loss portfolio transfer in 2016 of commercial automobile loss reserves ($15.8) and the related premiums ceded to reinsurers ($15.8) (the "2016 LPT"). Underwriting profit remained unchanged.

(2)
Excludes the impact of an intercompany loss portfolio transfer in 2015 of commercial automobile loss reserves ($9.2) and the related premiums ceded to reinsurers ($9.2) (the "2015 LPT"). Underwriting profit remained unchanged.

Fairfax Asia's underwriting profit in 2016 included $52.1 (17.2 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, engineering and marine hull loss reserves. Fairfax Asia's underwriting profit in 2015 included $39.5 (13.8 combined ratio points) of net favourable prior year reserve development, primarily related to property, workers' compensation and commercial automobile loss reserves.

Fairfax Asia's commission income ratio increased to 2.1% in 2016, primarily as a result of increased profit commission on reinsurance ceded by First Capital related to its property and marine hull lines of business. Fairfax Asia's underwriting expense ratio increased from 18.2% in 2015 to 22.3% in 2016, primarily due to integration and acquisition related expenses incurred with respect to AMAG and Fairfirst Insurance and higher compensation related expenses.

The consolidation of Fairfirst Insurance, AMAG and MCIS and the 2016 LPT and 2015 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	2016			2015
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia – as reported	648.7	303.1	302.5	620.9	275.9	287.0
Fairfirst Insurance	(4.1)	(3.9)	(3.8)	–	–	–
AMAG	(11.8)	(9.1)	(10.7)	–	–	–
MCIS	(25.4)	(12.0)	(12.1)	(21.5)	(11.4)	(19.0)
Pacific Insurance – 2016 LPT and 2015 LPT	–	15.8	15.8	–	9.2	9.2

Fairfax Asia – as adjusted	607.4	293.9	291.7	599.4	273.7	277.2

Percentage change (year-over-year)	1.3%	7.4%	5.2%

Gross premiums written increased by 1.3% in 2016, principally reflecting increased writings at Pacific Insurance (primarily in commercial automobile and property lines of business). Net premiums written increased by 7.4% in 2016 reflecting the same factors which affected gross premiums written and also included the impact of increased premium retention (primarily at First Capital). Net premiums earned increased by 5.2% in 2016, principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends increased from $41.0 in 2015 to $74.8 in 2016 primarily as a result of increased share of profit of associates (ICICI Lombard).

As at December 31, 2016 the company had invested a total of $346.8 to acquire and maintain its 34.6% interest in ICICI Lombard and carried this investment at $371.1 under the equity method of accounting (fair value of $878.0 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2016). The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet as set out in the Balance Sheets by Reporting Segment section of this MD&A.

During its fiscal year ended March 31, 2016, ICICI Lombard's gross written premiums increased in Indian rupees by 20.2% over the prior year, with a combined ratio of 106.2% compared to 104.5% in the prior year. The increase in the combined ratio was primarily a result of losses related to floods in Chennai and in its crop insurance line of business. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2016 as a result of both new private insurers entering the market and existing insurers continuing to increase their market share. With an 8.4% market share, 7,954 employees and 257 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

    Insurance and Reinsurance – Other

	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	35.4	0.5	0.5	0.5	(9.2)	–	27.7

Loss & LAE – accident year	66.0%	70.7%	61.7%	61.4%	47.9%	–	66.4%
Commissions	30.9%	22.3%	15.9%	12.6%	29.5%	–	23.3%
Underwriting expenses	5.2%	19.3%	12.7%	32.6%	93.3%	–	17.8%

Combined ratio – accident year	102.1%	112.3%	90.3%	106.6%	170.7%	–	107.5%
Net adverse (favourable) development	(28.5)%	(12.6)%	8.8%	(7.7)%	(4.3)%	–	(13.8)%

Combined ratio – calendar year	73.6%	99.7%	99.1%	98.9%	166.4%	–	93.7%

Gross premiums written	156.9	257.8	66.8	144.8	23.6	(6.6)	643.3

Net premiums written	140.6	177.0	60.6	58.3	21.9	–	458.4

Net premiums earned	133.8	185.1	58.8	45.6	13.9	–	437.2

Underwriting profit (loss)	35.4	0.5	0.5	0.5	(9.2)	–	27.7
Interest and dividends	9.5	10.5	1.5	5.5	0.3	–	27.3

Operating income (loss)	44.9	11.0	2.0	6.0	(8.9)	–	55.0

	2015
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Inter- company	Total
Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	–	46.2

Loss & LAE – accident year	63.9%	69.0%	71.0%	66.6%	–	–	67.2%
Commissions	27.8%	21.9%	14.1%	12.0%	–	–	21.8%
Underwriting expenses	4.7%	24.0%	15.8%	30.8%	–	–	16.0%

Combined ratio – accident year	96.4%	114.9%	100.9%	109.4%	–	–	105.0%
Net adverse (favourable) development	(25.7)%	(15.4)%	(2.9)%	2.1%	–	–	(15.4)%

Combined ratio – calendar year	70.7%	99.5%	98.0%	111.5%	–	–	89.6%

Gross premiums written	174.3	240.5	113.8	123.3	–	(17.2)	634.7

Net premiums written	166.7	174.8	100.1	48.2	–	–	489.8

Net premiums earned	164.3	159.4	79.8	39.2	–	–	442.7

Underwriting profit (loss)	48.2	0.9	1.6	(4.5)	–	–	46.2
Interest and dividends	13.5	8.2	1.9	3.1	–	–	26.7

Operating income (loss)	61.7	9.1	3.5	(1.4)	–	–	72.9

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.

On December 16, 2014 the company entered into an agreement with QBE Insurance (Europe) Limited ("QBE") to acquire QBE's insurance operations in the Czech Republic, Hungary and Slovakia (the "QBE insurance operations"). A new Luxembourg insurer, Colonnade Insurance S.A. ("Colonnade"), was licensed in July 2015 and branches of Colonnade were established in each of the Czech Republic, Hungary and Slovakia during the fourth quarter of 2015. The business and renewal rights of QBE's Hungarian, Czech and Slovakian insurance operations were transferred to Colonnade on February 1, 2016, April 1, 2016 and May 2, 2016 respectively. In 2015 the QBE insurance operations generated approximately $78 in gross premiums written across a range of general insurance classes, including property, travel, general liability and product protection. Colonnade in the table above also includes the results of QBE's non-life operations in Ukraine (now known as "Colonnade Ukraine") which were acquired by the company during the fourth quarter of 2015.

Prior to the formal closing of the transaction to acquire the QBE insurance operations, Polish Re entered into a two-part 100% quota share reinsurance transaction with QBE (the "QBE reinsurance transactions") to: (i) reinsure the runoff of the QBE insurance operations in respect of any business written up to December 31, 2014 (the "QBE loss portfolio transfer"); and (ii) reinsure any business written by the QBE insurance operations on or after January 1, 2015 (the "QBE quota share transaction"). The QBE reinsurance transactions increased Polish Re's gross premiums written, net premiums written and net premiums earned by $22.9, $19.7 and $21.6 in 2016 (increased Polish Re's gross premiums written, net premiums written and net premiums earned by $77.6, $72.5 and $52.6 in 2015).

The Insurance and Reinsurance – Other segment produced an underwriting profit of $27.7 and a combined ratio of 93.7% in 2016 compared to an underwriting profit of $46.2 and a combined ratio of 89.6% in 2015. The decrease in underwriting profit in 2016 principally reflected increased current period catastrophe losses and lower net favourable prior year reserve development, partially offset by an improvement in the non-catastrophe loss experience related to the current accident year.

The underwriting results in 2016 included net favourable prior year reserve development of $60.4 (13.8 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves including net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge), Advent (property and casualty reinsurance loss reserves) and Fairfax Brasil. The underwriting results in 2015 included net favourable prior year reserve development of $68.3 (15.4 combined ratio points), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on the runoff of the intercompany quota share reinsurance contract with Northbridge and prior years' catastrophe loss reserves) and Advent (insurance loss reserves (terrorism and energy) and property and casualty reinsurance loss reserves).

The underwriting results in 2016 included $29.7 (6.8 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impacts of Hurricane Matthew ($5.7 or 1.3 combined ratio points), the Fort McMurray wildfires ($7.3 or 1.7 combined ratio points) and other attritional losses. The underwriting results in 2015 included $4.4 (1.0 combined ratio point) of current period catastrophe losses, principally comprised of an aggregation of smaller catastrophe losses at Advent.

The expense ratio increased from 16.0% in 2015 to 17.8% in 2016, principally reflecting higher operating expenses at Fairfax Brasil and the impact of the start-up of Colonnade, partially offset by lower operating expenses at Advent. The commission expense ratio increased from 21.8% in 2015 to 23.3% in 2016, primarily reflecting higher commission expense at Group Re and the impact of the start-up of Colonnade.

Gross premiums written increased by 1.4% in 2016, primarily reflecting increases at Fairfax Brasil (primarily growth in the infrastructure line of business and the favourable effect of foreign currency translation) and Advent (primarily increases in the accident and health line of business), partially offset by the non-recurring impact of the QBE loss portfolio transfer in 2015 and decreases at Group Re (primarily related to the non-renewal in 2016 of an intercompany property quota share agreement with Brit). Net premiums written decreased by 6.4% in 2016 reflecting the same factors which affected gross premiums written tempered by a decrease in risk retention at Advent and Group Re. Net premiums earned decreased by 1.2% in 2016 principally reflecting the normal lag of net premiums earned relative to net premiums written.

Interest and dividends increased from $26.7 in 2015 to $27.3 in 2016 principally due to higher interest and dividend income at Group Re, Advent and Fairfax Brasil primarily due to holdings of higher yielding bonds, partially offset by a non-cash impairment charge in 2016 of $4.4 related to an associate (Resolute).

    Runoff

The Runoff business segment was formed with the acquisition of the company's interest in The Resolution Group ("TRG") on August 11, 1999, and currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company and its subsidiary, and the European Runoff group, consisting of RiverStone (UK), Syndicate 3500 and RiverStone Insurance. The Runoff reporting segment also includes Resolution Group Reinsurance (Barbados) Limited and TIG Insurance (Barbados) Limited, formed to facilitate certain reinsurance transactions. Both groups are managed by the dedicated RiverStone Runoff management operation which has 408 employees in the U.S. and the U.K.

On December 31, 2016 U.S. Runoff agreed to reinsure a portfolio of casualty exposures associated with habitational risks (commercial residential properties such as apartment buildings, and condominiums) relating to accident years 2011 through 2016 from a U.S.-based insurer (the "habitational casualty reinsurance transaction"). The U.S. Runoff results reflect premium of $110.7 as consideration for the assumption of $90.2 of net loss reserves and net provision for unearned premiums of $19.9.

On April 1, 2016 U.S. Runoff agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the "second quarter 2016 construction defect reinsurance transaction"). U.S. Runoff received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.

On October 30, 2015 U.S. Runoff agreed to reinsure a portfolio of legacy asbestos, pollution and other hazards ("APH") exposures relating to accident years 1986 and prior (the "fourth quarter 2015 APH reinsurance transaction"). U.S. Runoff received a cash premium of $86.5 as consideration for the assumption of $83.4 of net loss reserves.

On July 13, 2015 U.S. Runoff agreed to reinsure a portfolio of Everest comprised of APH exposures relating to accident years 1985 and prior (the "Everest APH reinsurance transaction"). U.S. Runoff received a cash premium of $140.3 as consideration for the assumption of $140.3 of net loss reserves.

On March 9, 2015 RiverStone (UK) agreed to reinsure a portfolio of business comprised of APH exposures relating to accident years 1992 and prior (the "first quarter 2015 APH reinsurance transaction"). RiverStone (UK) received a premium of $89.0 which was comprised of cash ($69.9) and a receivable ($19.1) as consideration for the assumption of $89.0 of net loss reserves. The net loss reserves underlying this transaction are expected to be formally transferred to RiverStone (UK) in the first quarter of 2017 by way of a Part VII transfer pursuant to the U.K. Financial Services and Markets Act 2000 at which time the consideration receivable will be fully collected.

On February 18, 2015 U.S. Runoff agreed to reinsure two Canadian branches of AXA which were already in runoff (the "AXA Canada reinsurance transaction"). The business reinsured was primarily comprised of assumed reinsurance of commercial automobile, general liability, marine and property exposures relating to accident years 2007 and prior. Northbridge participated by fronting this reinsurance arrangement on behalf of U.S. Runoff, receiving a cash premium of $56.6 as consideration for the assumption of $53.3 of gross loss reserves. Subsequently, Northbridge fully retroceded those amounts to U.S. Runoff and received a commission of $1.4 for facilitating the transaction.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2016 and 2015.

	2016	2015
Gross premiums written	183.9	381.2

Net premiums written	183.4	381.6

Net premiums earned	163.5	381.6
Losses on claims	(236.2)	(419.2)
Operating expenses	(112.4)	(134.5)
Interest and dividends	35.7	98.0

Operating loss	(149.4)	(74.1)

Runoff reported an operating loss of $149.4 in 2016 compared to an operating loss of $74.1 in 2015. Net premiums earned of $163.5 and losses on claims of $236.2 in 2016 principally reflected the impact of the habitational casualty reinsurance transaction and the second quarter 2016 construction defect reinsurance transaction. Losses on claims in 2016 also reflected net adverse prior year reserve development of $96.6 at U.S. Runoff, partially offset by net favourable prior year reserve development of $17.1 at European Runoff. Net adverse prior year reserve development of $96.6 at U.S. Runoff was principally comprised of $149.1 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance (including $50.0 related to a single assumed excess of loss contract with exposures to APH that was triggered and a loss of $18.8 incurred in connection with the commutation of certain assumed long tail APH liabilities) and $30.2 of non-APH loss reserve strengthening, partially offset by $89.5 of net favourable prior year reserve development at TIG Insurance principally related to workers' compensation loss reserves. Net favourable prior year reserve development at European Runoff was across various lines of business.

Net premiums earned of $381.6 and losses on claims of $419.2 in 2015 principally reflected the impacts of the fourth quarter 2015 APH reinsurance transaction, the Everest APH reinsurance transaction, the first quarter 2015 APH reinsurance transaction and the AXA Canada reinsurance transaction. Net premiums earned in 2015 also included premium adjustments at RiverStone Insurance ($8.2). Losses on claims in 2015 also reflected net adverse prior year reserve development of $126.6 at U.S. Runoff, partially offset by net favourable prior year reserve development of $73.5 at European Runoff. Net adverse prior year reserve development of $126.6 at U.S. Runoff was principally comprised of $87.7 related to APH exposures assumed from Crum & Forster and in the legacy portfolio of Clearwater Insurance, and $36.1 at American Safety related to strengthening of environmental remediation, contractor and other long tail casualty loss reserves. Net favourable prior year reserve development at European Runoff was across various lines of business.

Operating expenses decreased from $134.5 in 2015 to $112.4 in 2016 principally reflecting a change in the manner of determining unallocated loss adjustment expense ("ULAE") (a greater proportion of operating expenses are now allocated to ULAE, a component of losses on claims, to better reflect the economics of the claims settlement process) and lower compensation expense.

Interest and dividends decreased from $98.0 in 2015 to $35.7 in 2016 reflecting lower share of profit of associates, a non-cash impairment charge in 2016 of $23.6 related to an associate (Resolute) and lower interest income earned on municipal bond investments. Share of profit of associates in 2015 reflected Runoff's $6.8 share of a gain recognized by a Kennedy Wilson real estate partnership on the disposition of investment properties.

During 2016 Runoff received net capital contributions from Fairfax of $236.2 comprised of marketable securities and an investment in Gulf Insurance ($209.1).

Runoff's cash flows may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

    Other

	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	978.3	154.6	786.4	142.3	2,061.6
Expenses	(897.0)	(151.5)	(769.5)	(140.4)	(1,958.4)
Interest and dividends	7.2	23.1	–	–	30.3

Operating income	88.5	26.2	16.9	1.9	133.5
Net gains (losses) on investments	8.8	20.4	1.5	(0.6)	30.1

Pre-tax income before interest expense	97.3	46.6	18.4	1.3	163.6

	2015
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	782.7	9.7	635.6	355.5	1,783.5
Expenses	(731.2)	(13.3)	(618.3)	(340.3)	(1,703.1)
Interest and dividends	7.5	38.2	–	1.7	47.4

Operating income	59.0	34.6	17.3	16.9	127.8
Net gains on investments	3.4	2.0	1.1	–	6.5

Pre-tax income before interest expense	62.4	36.6	18.4	16.9	134.3

(1)
Comprised primarily of Cara (acquired April 10, 2015 and its subsidiaries St. Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India (since its initial public offering on January 30, 2015) and its subsidiaries NCML (acquired August 19, 2015) and Privi Organics (acquired August 26, 2016). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)
Comprised primarily of Pethealth, Boat Rocker (acquired on July 17, 2015) and Ridley (sold on June 18, 2015).

Subsequent to December 31, 2016

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $494.2 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.

On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.

On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.

Year ended December 31, 2016

On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $414.9 (Cdn$540.2), comprised of cash consideration of $373.5 (Cdn$486.3) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.

On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. It is expected that Privi Organics will be merged with Fairchem Specialty Limited (described below) in the first quarter of 2017, subject to customary closing conditions. After the merger is effective, Fairfax India will own approximately 49% of the merged business. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited (subsequently renamed Fairchem Specialty Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Fairchem is reported under the equity method of accounting.

The year-over-year increases in the revenues and expenses of Restaurants and retail in 2016 primarily reflected the consolidation of Cara from April 10, 2015 and its subsidiaries St. Hubert from September 2, 2016 and Original Joe's from November 28, 2016. The year-over-year increases in the revenues and expenses of Fairfax India in 2016 primarily reflected the consolidation of NCML from August 19, 2015 and Privi Organics from August 26, 2016. The year-over-year increases in the revenues and expenses of Thomas Cook India in 2016 primarily reflected the consolidation of Kuoni Hong Kong from November 9, 2015 and Kuoni India from December 16, 2015, and increased revenue and expenses at Quess driven by the growth in business. The year-over-year decreases in the revenues and expenses of Other in 2016 reflected the sale of Ridley on June 18, 2015, partially offset by the consolidation of Boat Rocker from July 17, 2015.

Year ended December 31, 2015

On November 9, 2015 and December 16, 2015 Thomas Cook India acquired 100% interests in Kuoni Travel (China) Limited ("Kuoni Hong Kong") and Kuoni Travel (India) Pvt. Ltd. ("Kuoni India") for consideration of $32.3 (250.0 million Hong Kong dollars) and $47.9 (3.2 billion Indian rupees) respectively. Kuoni Hong Kong and Kuoni India are travel and travel-related companies in Hong Kong and India, offering a broad range of services that include corporate and leisure travel.

On August 19, 2015 Fairfax India acquired a 73.6% interest in National Collateral Management Services Limited ("NCML") for purchase consideration of $124.2 (8.1 billion Indian rupees) and subsequently acquired a further

14.5% interest by September 28, 2015 for $24.5 (1.6 billion Indian rupees). NCML is a leading private-sector agricultural commodities storage company in India.

On July 17, 2015 the company acquired a 55.0% interest in Temple Street Productions Incorporated (subsequently renamed Boat Rocker Media Inc. ("Boat Rocker")) for consideration of $29.3 (Cdn $38.0). Boat Rocker is a Canadian company engaged in the development, production, marketing and distribution of television programming.

On June 18, 2015 the company completed the sale of its 73.6% interest in Ridley for Cdn$40.75 per common share. The company received cash proceeds of $313.2 (Cdn$383.5) and recognized a pre-tax gain of $236.4 (including amounts previously recorded in accumulated other comprehensive income) and de-consolidated Ridley from the Other reporting segment.

On April 10, 2015 the company acquired, directly and through its subsidiaries, a 52.6% and a 40.7% voting and economic interest respectively in Cara Operations Limited ("Cara") through an exchange of its existing holdings (comprised of warrants, class A and class B preferred shares and subordinated debentures) for common shares of Cara pursuant to their respective terms and also through the acquisition of additional common shares of Cara from existing Cara shareholders in a private transaction. The common shares were exchanged for multiple voting shares immediately prior to Cara's initial public offering of subordinate voting shares at Cdn$23.00 per share, which closed on April 10, 2015. Cara is Canada's largest full-service restaurant company and franchises, owns and operates numerous restaurant brands across Canada.

On January 30, 2015 the company, through its subsidiaries, acquired 30,000,000 multiple voting shares of newly incorporated Fairfax India for $300.0 in a private placement. Through that private placement and offerings of subordinate voting shares, Fairfax India raised net proceeds of $1,025.8 after issuance costs and expenses. The company's multiple voting shares represented 95.1% of the voting rights and 28.1% of the equity interest in Fairfax India at the close of the offerings. Fairfax India was established, with the support of Fairfax, to invest in public and private equities and debt instruments in India and Indian businesses or other businesses primarily conducted in or dependent on India. Hamblin Watsa is the portfolio advisor to Fairfax India and its subsidiaries.

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $219.0 in 2015 to $242.8 in 2016, reflecting the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023, the issuance on March 3, 2015 of Cdn$350.0 principal amount of 4.95% unsecured senior notes due 2025 and the consolidation of the interest expense of Brit and Fairfax India, partially offset by the favourable impact of foreign currency translation on the interest expense of the company's Canadian dollar denominated long term debt and the following repayments upon maturity: $125.0 principal amount of OdysseyRe 6.875% unsecured senior notes on May 1, 2015 and $82.4 principal amount of Fairfax unsecured senior notes on October 1, 2015.

Consolidated interest expense in 2016 of $242.8 (2015 – $219.0) was primarily attributable to interest expense at the holding company of $188.4 (2015 – $178.8). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	2016	2015
Fairfax corporate overhead	106.4	112.1
Subsidiary holding companies' corporate overhead	15.5	35.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	59.4	47.5
Holding company interest and dividends	38.7	11.5
Investment management and administration fees	(88.8)	(74.2)

	131.2	132.5

(1)
Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead decreased from $112.1 in 2015 to $106.4 in 2016, primarily as a result of lower expenses incurred in connection with business acquisitions (AIG Latin America of $7.7 in 2016 compared to Brit of $25.2 in 2015), partially offset by increased charitable donations.

Subsidiary holding companies' corporate overhead decreased from $35.6 in 2015 to $15.5 in 2016, principally reflecting expenses incurred in connection with the acquisition of Brit ($10.6) in 2015. Subsidiary holding companies' non-cash intangible asset amortization increased from $47.5 in 2015 to $59.4 in 2016 principally reflecting a goodwill impairment charge of $6.8 recorded by OdysseyRe, the impact of the consolidation of Brit for the full year of 2016 and higher amortization at Crum due to various acquisitions in 2015.

Holding company interest and dividends included total return swap expense ($27.9 in 2016 and $28.7 in 2015) and share of loss of associates of $27.2 in 2016 compared to share of profit of associates of $6.4 in 2015. The share of loss of associates of $27.2 in 2016 included a non-cash impairment charge of $34.8 related to an associate (Resolute). Prior to giving effect to the impacts of total return swap expense and share of profit and loss of associates, interest and dividend income on holding company cash and investments increased from $10.8 in 2015 to $16.4 in 2016.

Investment management and administration fees increased from $74.2 in 2015 to $88.8 in 2016, principally due to incremental investment management fees earned on the investment portfolios of Brit and Fairfax India.

Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

    Income Taxes

The $159.6 recovery of income taxes in 2016 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by deferred taxes not recorded in Canada.

The $17.5 recovery of income taxes in 2015 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada) and the recognition in 2015 of a significant portion of Cara's deferred tax assets, partially offset by income earned in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate.

For further details of the recovery of income taxes in 2016 and 2015, please refer to note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2016.

    Non-controlling Interests

Non-controlling interests principally relate to Fairfax India, Brit, Cara and Thomas Cook India. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2016.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2016 were primarily impacted by the acquisitions of Bryte Insurance, AMAG, St. Hubert and Original Joe's (at Cara) and Privi Organics (at Fairfax India). Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016 for additional details related to these transactions.

Holding company cash and investments increased to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016 from $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2016 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $371.0 to $2,917.5 at December 31, 2016 from $2,546.5 at December 31, 2015 primarily reflecting the impact of the acquisitions of Bryte Insurance and AMAG, the timing of the settlements of outstanding balances and an increase in business volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,293.4 at December 31, 2016 ($27,101.3 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2015 of $27,832.5 ($27,740.2 net of subsidiary short sale and derivative obligations). The decrease of $638.9 generally reflected net losses on derivatives, net unrealized depreciation of common stocks and dividends paid by the operating companies to Fairfax, partially offset by net unrealized appreciation of bonds and the consolidation of the investment portfolios of Bryte Insurance and AMAG, in addition to the specific factors which caused movements in portfolio investments as discussed in the subsequent paragraphs.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,472.5, primarily reflecting cash received from net sales of U.S. government and U.S. state and municipal bonds, partially offset by net cash paid in connection with long and short equity and equity index total return swap derivative contracts, the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.

Bonds (including bonds pledged for short sale derivative obligations) decreased by $3,122.8 primarily reflecting net sales of U.S. government and U.S. state and municipal bonds, partially offset by the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds and net unrealized appreciation of the bond portfolio.

Common stocks decreased by $1,221.4 primarily reflecting the impact of consolidating U.S. government, corporate and other bonds owned at Brit that had previously been classified as common stocks in other funds, the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the euro and the Egyptian pound), net unrealized depreciation, partially offset by the consolidation of the common stock portfolio of Bryte Insurance.

Investments in associates increased by $700.6 primarily reflecting the purchase of an additional 9% ownership interest in ICICI Lombard on March 31, 2016, the additional investment in common shares of APR Energy plc on January 5, 2016, the reclassification of Fairfax's pre-existing ownership interest in APR Energy from common stocks to investments in associates subsequent to acquiring significant influence, the acquisition of a 44.9% ownership interest in Fairchem Speciality Limited ("Fairchem", formerly known as Adi Finechem Limited) on February 8, 2016, the acquisition of a 40% indirect interest in Eurolife on August 4, 2016 and the acquisition of a 38.2% equity interest in Performance Sports on December 7, 2016, partially offset by a non-cash impairment charge of $100.4 related to Resolute.

Derivatives and other invested assets net of short sale and derivative obligations decreased by $420.8 primarily due to net unrealized losses on CPI-linked derivatives and increased payables to counterparties to the company's short equity and equity index total return swaps and U.S. treasury bond forward contracts (excluding the impact of collateral requirements).

Recoverable from reinsurers increased by $119.4 to $4,010.3 at December 31, 2016 from $3,890.9 at December 31, 2015 primarily reflecting an increase in reinsurers' share of unearned premium at Brit, an increase in business volumes and lower risk retention at Pacific Insurance, Storm Roanu losses recoverable from reinsurers at Union Assurance and the impact of the acquisitions of Bryte Insurance and AMAG, partially offset by Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity, partially offset by adverse development on asbestos loss reserves ceded to reinsurers) and favourable prior year reserve development ceded to reinsurers by the company's insurance and reinsurance operations.

Deferred income taxes increased by $268.7 to $732.6 at December 31, 2016 from $463.9 at December 31, 2015 primarily due to unrealized investment losses incurred in the U.S. and at Northbridge, and increased tax credits in the U.S., partially offset by deferred tax liabilities related to intangible assets arising from Cara's acquisitions of St-Hubert and Original Joe's, and the continuing utilization of U.S. operating losses.

Goodwill and intangible assets increased by $632.6 to $3,847.5 at December 31, 2016 from $3,214.9 at December 31, 2015 primarily as a result of the acquisitions of St-Hubert ($318.4) and Original Joe's ($70.5) by Cara, AMAG ($137.6), Privi Organics ($48.5) by Fairfax India and Bryte Insurance ($16.9). The aforementioned acquisitions, and the allocation of goodwill of $1,633.7 and intangible assets of $2,213.8 at December 31, 2016 (December 31, 2015 – $1,428.2 and $1,786.7) by operating segment, are described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2016. It was concluded that no impairments had occurred other than a non-cash goodwill impairment charge of $6.8 recognized by OdysseyRe.

Other assets increased by $747.3 to $2,518.4 at December 31, 2016 from $1,771.1 at December 31, 2015 primarily as a result of increases in premises and equipment, inventory and receivables of the Other reporting segment.

Provision for losses and loss adjustment expenses decreased by $334.6 to $19,481.8 at December 31, 2016 from $19,816.4 at December 31, 2015 primarily as a result of Runoff's continued progress settling its claim liabilities and prior year reserve releases (principally at OdysseyRe, Northbridge, Zenith, Brit, Fairfax Asia, Group Re and Advent); partially offset by the acquisitions of Bryte Insurance and transactions at Runoff and Fairfax Asia, respectively; the strengthening of asbestos reserves at Runoff; an increase at Crum & Forster primarily due to recent acquisitions and organic growth in business and an increase at Brit due to timing of the inceptions and earning of premiums.

Non-controlling interests increased by $268.5 to $2,000.0 at December 31, 2016 from $1,731.5 at December 31, 2015 principally as a result of the issuance of common stock by Cara to finance the acquisition of St-Hubert, net earnings attributable to non-controlling interests and the acquisitions of Privi Organics and AMAG, partially offset by dividends paid to non-controlling interests. For further details refer to note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2016.

Comparison of 2015 to 2014 – Total assets of $36,131.2 at December 31, 2014 increased to $41,529.0 at December 31, 2015 primarily due to the consolidation of Brit, Cara and NCML, partially offset by the de-consolidation of Ridley pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016.

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "loss reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	251.3	1,199.2	147.9	10.1	378.4	239.0	283.4	2,509.3	120.9	–	2,630.2
Casualty	1,570.6	3,312.5	3,140.5	1,193.7	2,280.0	274.8	346.8	12,118.9	2,668.8	–	14,787.7
Specialty	47.4	328.3	210.8	8.7	703.5	284.6	181.3	1,764.6	299.3	–	2,063.9

	1,869.3	4,840.0	3,499.2	1,212.5	3,361.9	798.4	811.5	16,392.8	3,089.0	–	19,481.8
Intercompany	5.7	56.9	63.1	–	44.8	1.6	207.6	379.7	701.1	(1,080.8)	–

Provision for losses and LAE	1,875.0	4,896.9	3,562.3	1,212.5	3,406.7	800.0	1,019.1	16,772.5	3,790.1	(1,080.8)	19,481.8

2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating Companies	Runoff	Corporate and Other	Consolidated
Property	195.5	1,218.2	138.1	9.3	386.8	182.6	271.0	2,401.5	145.9	–	2,547.4
Casualty	1,608.1	3,425.6	3,063.4	1,234.8	2,198.9	267.6	284.6	12,083.0	3,151.1	–	15,234.1
Specialty	42.3	305.3	167.2	8.3	692.4	304.9	188.5	1,708.9	326.0	–	2,034.9

	1,845.9	4,949.1	3,368.7	1,252.4	3,278.1	755.1	744.1	16,193.4	3,623.0	–	19,816.4
Intercompany	6.3	61.3	59.8	–	46.0	1.9	217.9	393.2	685.5	(1,078.7)	–

Provision for losses and LAE	1,852.2	5,010.4	3,428.5	1,252.4	3,324.1	757.0	962.0	16,586.6	4,308.5	(1,078.7)	19,816.4

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

In the ordinary course of carrying on business, the company's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $5.5 billion of cash and investments pledged by the company's subsidiaries at December 31, 2016, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2016, represented the aggregate amount at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by the company's primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims.

In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The net favourable reserve development in the two tables that follow excludes the loss reserve development of a subsidiary in the year it is acquired. In the second table below, a subsidiary's provision for claims balance at December 31 in the year of acquisition is included in the line 'Provision for claims of companies acquired during the year at December 31', whereas the net favourable reserve development as set out in the Sources of Net Earnings section of this MD&A and the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Aggregate net favourable development for the years ended December 31, 2016 and 2015 were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2016(1)	2015(2)
Insurance and Reinsurance
Northbridge	112.8	93.9
OdysseyRe	266.5	233.3
Crum & Forster	8.3	–
Zenith National	101.0	89.6
Brit	53.5	–
Fairfax Asia	50.7	35.5
Other	60.4	68.3

Operating companies	653.2	520.6
Runoff	(79.5)	(53.1)

	573.7	467.5

(1)
Excludes net favourable development at Fairfax Asia relating to the acquisition of Fairfirst Insurance ($1.4) in 2016.

(2)
Excludes net favourable development at Brit ($19.7) and Fairfax Asia relating to the acquisitions of MCIS and Union Assurance ($4.0) which were acquired in 2015.

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated

	2016	2015	2014	2013	2012
Provision for claims at January 1 – net	16,596.3	14,378.2	14,981.6	15,075.8	13,711.2
Foreign exchange effect of change in provision for claims	(103.7)	(559.3)	(496.2)	(128.0)	101.0
Provision for claims occurring:
In the current year	5,286.9	4,307.0	4,166.2	4,151.2	4,385.6
In the prior years	(573.7)	(467.5)	(374.4)	(476.0)	(136.1)
Paid on claims during the year related to:
The current year	(1,304.5)	(1,055.3)	(1,076.7)	(1,050.8)	(946.5)
The prior years	(3,695.2)	(2,688.4)	(2,822.7)	(3,068.7)	(2,964.4)
Provision for claims of companies acquired during the year at December 31	83.3	2,681.6	0.4	478.1	925.0

Provision for claims at December 31 before the undernoted	16,289.4	16,596.3	14,378.2	14,981.6	15,075.8
CTR Life(1)	12.8	14.2	15.2	17.9	20.6

Provision for claims at December 31 – net	16,302.2	16,610.5	14,393.4	14,999.5	15,096.4
Reinsurers' share of provision for claims at December 31	3,179.6	3,205.9	3,355.7	4,213.3	4,552.4

Provision for claims at December 31 – gross	19,481.8	19,816.4	17,749.1	19,212.8	19,648.8

(1)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR Life"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2016 of the strengthening of the U.S. dollar relative to the British pound sterling and the Euro (principally at Brit, OdysseyRe and Runoff). In general, the company manages foreign currency risk on claims liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

Available on Fairfax's website (www.fairfax.ca) in the Annual Financial Supplement for the year ended December 31, 2016 are tables that show the historical reserve reconciliation and the reserve development of Northbridge, OdysseyRe, U.S. Insurance (comprised of Crum & Forster and Zenith National), Fairfax Asia and Insurance and Reinsurance – Other (comprised of Group Re, Advent, Polish Re and Fairfax Brasil), and Runoff's reconciliation of provision for claims.

    Asbestos, Pollution and Other Hazards

  General Discussion

The company's exposure to asbestos claims, environmental pollution and other types of mass tort or health hazard claims (collectively "APH exposures") are described in more detail in the following paragraphs.

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims. The vast majority of these claims are presented under policies written many years ago. There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify asbestos exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent legal doctrines that continue to emerge. Substantially all of the company's exposure to asbestos losses are now under the management of Runoff.

The company also faces exposure to other types of mass tort or health hazard claims including claims related to environmental pollution and exposure to potentially harmful products or substances such as breast implants, pharmaceutical products, chemical products, lead-based pigments, tobacco, hepatitis C, head trauma and in utero exposure to diethylstilbestrol ("DES"). Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") contamination of underground drinking water supplies was a significant potential health hazard, and while the company has resolved most of its potential MBTE exposures, some exposure lingers. Although still a risk due to occasional unfavourable court decisions, lead pigment has had some favourable underlying litigation developments resulting in this hazard presenting less of a risk to the company. The company is monitoring claims alleging breast cancer as a result of in utero exposure to DES, a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. The company is also monitoring an emerging body of claims by women who claim exposure to talc as an ingredient of consumer products such as powders and cosmetics resulted in ovarian cancer. A limited number of large talc verdicts in the past year has resulted in dozens of similar lawsuits. As a result of its historical underwriting profile and focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Establishing claim and claim adjustment expense reserves for mass tort claims is subject to uncertainties because of many factors, including expanded theories of liability and disputes concerning medical causation with respect to certain diseases.

  Asbestos Claims Discussion

Tort reform in the first decade of the millennium, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continue to be mesothelioma and lung cancer claims, with cases alleging less serious injury continuing to be brought in a small number of jurisdictions. With unimpaired and non-malignant claims brought much less frequently, the litigation industry has focused on the more seriously injured plaintiffs, and the number of mesothelioma cases has not tailed off as expected. Though there are fewer cases overall, the average number of defendants named in each case continues to rise, and each year more defendants not previously sued for asbestos liability are named in lawsuits for the first time. Furthermore, there continues to be an increase in the settlement value of asbestos cases involving malignancies. Defense costs have also increased because the malignancy cases often are more heavily litigated than the non-malignancy cases. Asbestos trial results have been mixed, with both plaintiff and defense verdicts having been rendered in courts throughout the U.S. However, there have been a number of unfavourable appellate decisions relating to asbestos liabilities in key jurisdictions such as California, New York, and Pennsylvania during the past year as courts continue to expand theories of liability and in some instances undermine prior reforms. The company continues to implement strategies and initiatives to address these issues and will prudently evaluate and adjust its asbestos reserves as necessary as the litigation landscape continues to evolve. As set out in the table that follows, the company has strengthened asbestos reserves by $219.9 or 15.9% in 2016.

In November 2016 A.M. Best Company issued its Asbestos Review, where it estimated net ultimate asbestos losses in the U.S. property and casualty industry at $100 billion, an increase of more than $15 billion from its previous review, citing "an unstable environment faced with evolving litigation, increasing secondary exposure cases, and an increase in life expectancy." The asbestos claims experience in the Runoff portfolio has been consistent with the observations of A.M. Best.

Following is an analysis of the company's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2016 and 2015, and the movement in gross and net reserves for those years:

	2016		2015
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,381.0	1,043.8	1,224.3	896.7
Asbestos losses and ALAE incurred during the year	219.9	218.7	159.2	87.2
Asbestos losses and ALAE paid during the year	(253.2)	(197.0)	(200.5)	(130.6)
Provisions for asbestos losses and ALAE for acquisitions at December 31	–	–	198.0	190.5

Provision for asbestos claims and ALAE at December 31	1,347.7	1,065.5	1,381.0	1,043.8

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. Reinsurance contracts entered into before 1984 also continue to present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and asbestos claim data sets to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are reviewed annually by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation of exposure the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

  Summary

Management believes that the asbestos reserves reported at December 31, 2016 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These asbestos reserves are continually monitored by management and reviewed by independent actuaries. To the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders, the original intent of the policies and the ability to recover reinsurance, adjustments to loss reserves may emerge in future periods.

    Recoverable from Reinsurers

The company's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Credit risk associated with reinsurance is managed through adherence to internal reinsurance guidelines whereby the company`s ongoing reinsurers generally must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary.

Recoverable from reinsurers of $4,010.3 on the consolidated balance sheet at December 31, 2016 consisted of future recoverables from reinsurers on unpaid claims ($3,210.0), reinsurance receivable on paid losses ($432.2) and the unearned portion of premiums ceded to reinsurers ($539.8), net of provision for uncollectible balances ($171.7). Recoverables from reinsurers on unpaid claims decreased by $49.8 to $3,210.0 at December 31, 2016 from $3,259.8 at December 31, 2015 primarily due to Runoff's continued progress reducing its recoverable from reinsurers (through normal cession and collection activity), partially offset by the acquisitions of Bryte Insurance and AMAG (refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2016).

The following table presents the company's top 25 reinsurance groups (ranked by gross recoverable from reinsurers) at December 31, 2016, which represented 72.2% (December 31, 2015 – 70.8%) of total recoverable from reinsurers.

Reinsurance group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable from reinsurers(3)
Munich	Munich Reinsurance Company	A+	488.9	413.7
Lloyd's	Lloyd's	A	331.1	299.4
Swiss Re	Swiss Reinsurance America Corporation	A+	254.6	223.9
Berkshire Hathaway	General Re Life Corporation	A++	237.2	207.9
Everest	Everest Reinsurance (Bermuda), Ltd	A+	159.4	133.7
HDI	Hannover Rück SE	A+	142.0	128.0
Markel	Markel CATCo Reinsurance Ltd	A	132.7	72.7
Alleghany	Transatlantic Reinsurance Company	A+	120.3	116.1
Chubb	Chubb Tempest Reinsurance Ltd	A++	117.8	74.8
Zurich	Zurich Insurance Company Ltd	A+	101.4	28.3
SCOR	SCOR Canada Reinsurance Company	A	97.1	91.4
Singapore Re	Singapore Reinsurance Corporation Ltd	A-	84.0	56.2
India Govt	General Insurance Corporation of India	A-	74.5	48.3
QBE	QBE Reinsurance Corporation	A	72.0	67.6
Nationwide	Nationwide Mutual Insurance Company	A+	69.1	69.0
Aspen	Aspen Insurance UK Ltd	A	64.8	62.8
Renaissance	Renaissance Reinsurance US Inc	A	61.8	51.7
Enstar	Arden Reinsurance Company Ltd	NR	58.9	16.3
AIG	Lexington Insurance Company	A	58.6	41.0
ARAG Holding	ARAG Allgemeine Versicherungs-AG	NR	56.1	52.0
EXOR	Partner Reinsurance Company of the U.S.	A	54.7	50.8
WR Berkley	Berkley Insurance Company	A+	49.8	45.5
Liberty Mutual	Liberty Mutual Insurance Company	A	46.3	44.6
XL	XL Reinsurance America Inc	A	45.0	35.3
IRB	IRB – Brasil Resseguros S.A.	A-	42.9	27.3

Top 25 reinsurance groups			3,021.0	2,458.3
Other reinsurers			1,161.0	836.5

Total recoverable from reinsurers			4,182.0	3,294.8
Provision for uncollectible reinsurance			(171.7)	(171.7)

Recoverable from reinsurers			4,010.3	3,123.1

(1)
Financial strength rating of principal reinsurer (or, if principal reinsurer is not rated, of the group).

(2)
Excludes specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, and excludes specific provisions for uncollectible reinsurance.

The following table presents the classification of the $4,010.3 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2016, shown separately for the insurance and reinsurance operations and for the runoff operations. At December 31, 2016 approximately 19.3% (December 31, 2015 – 22.6%) of the consolidated recoverable from reinsurers related to runoff operations. Pools and associations, shown separately, generally consist of government or similar insurance funds carrying limited credit risk.

	Insurance and reinsurance			Runoff			Consolidated
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Balance for which security is held	Net unsecured recoverable from reinsurers
A++	294.9	79.6	215.3	95.1	2.4	92.7	390.0	82.0	308.0
A+	1,246.5	217.5	1,029.0	304.5	35.3	269.2	1,551.0	252.8	1,298.2
A	971.4	124.3	847.1	159.4	22.4	137.0	1,130.8	146.7	984.1
A-	292.0	79.9	212.1	7.7	4.0	3.7	299.7	83.9	215.8
B++	19.3	4.6	14.7	2.7	1.2	1.5	22.0	5.8	16.2
B+	1.1	0.9	0.2	0.9	0.3	0.6	2.0	1.2	0.8
B or lower	8.9	8.7	0.2	3.0	0.1	2.9	11.9	8.8	3.1
Not rated	373.8	159.0	214.8	329.5	91.8	237.7	703.3	250.8	452.5
Pools and associations	58.4	55.2	3.2	12.9	–	12.9	71.3	55.2	16.1

	3,266.3	729.7	2,536.6	915.7	157.5	758.2	4,182.0	887.2	3,294.8
Provision for uncollectible reinsurance	(31.9)		(31.9)	(139.8)		(139.8)	(171.7)		(171.7)

Recoverable from reinsurers	3,234.4		2,504.7	775.9		618.4	4,010.3		3,123.1

To support gross recoverable from reinsurers balances, the company had the benefit of letters of credit, trust funds or offsetting balances payable totaling $887.2 at December 31, 2016 as follows:

  •
  for reinsurers rated A – or better, security of $565.4 against outstanding reinsurance recoverables of $3,371.5;

  •
  for reinsurers rated B++ or lower, security of $15.8 against outstanding reinsurance recoverables of $35.9;

  •
  for unrated reinsurers, security of $250.8 against outstanding reinsurance recoverables of $703.3; and

  •
  for pools and associations, security of $55.2 against outstanding reinsurance recoverables of $71.3.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities in those jurisdictions.

Substantially all of the provision for uncollectible reinsurance of $171.7 at December 31, 2016 related to the $472.6 of net unsecured reinsurance recoverables from reinsurers rated B++ or lower or which are unrated (which excludes pools and associations).

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, the company believes that its provision for uncollectible reinsurance has reasonably estimated all incurred losses arising from uncollectible reinsurance at December 31, 2016.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the company's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverables by reinsurer, by operating company, and in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total loss of a large manufacturing plant from a fire, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $123.1 (2015 – $237.9). The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $267.4 (2015 – $266.7); losses on claims ceded to reinsurers of $952.1 (2015 – $711.9); and recovery of uncollectible reinsurance of $4.9 (2015 – provision for uncollectible reinsurance of $5.8).

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	113.5	300.3	258.7	11.9	341.0	338.9	155.1	1,519.4	0.5	–	–	(172.4)	1,347.5
Pre-tax benefit (cost) of ceded reinsurance	(36.5)	(16.6)	128.0	(12.5)	(113.8)	(11.2)	(85.6)	(148.2)	77.9	–	–	(52.8)	(123.1)

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge(1)	OdysseyRe	Crum & Forster	Zenith National	Brit(2)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	171.8	321.1	292.0	12.1	182.7	328.5	121.2	1,429.4	(0.4)	–	–	(218.3)	1,210.7
Pre-tax benefit (cost) of ceded reinsurance	(119.7)	(38.5)	60.5	(32.1)	(76.6)	(97.2)	(1.2)	(304.8)	21.3	–	–	45.6	(237.9)
(1)
Reinsurers' share of premiums earned and pre-tax cost of reinsurance at Northbridge included $56.6 and $3.3 respectively, of intercompany reinsurance ceded to Runoff to facilitate the AXA reinsurance transaction (described in the Components of Net Earnings section of this MD&A under the heading Runoff).

(2)
Brit is included in the company's financial reporting with effect from June 5, 2015.

Reinsurers' share of premiums earned increased from $1,210.7 in 2015 to $1,347.5 in 2016 primarily reflecting the impact of the consolidation of Brit for the full year of 2016 and higher business volume and corresponding cessions to reinsurers at Pacific Insurance, partially offset by increased premium retention at Crum & Forster and First Capital. Commissions earned on reinsurers' share of premiums earned increased slightly from $266.7 in 2015 to $267.4 in 2016. Reinsurers' share of losses on claims increased from $711.9 in 2015 to $952.1 in 2016 primarily reflecting the impact of the consolidation of Brit for the full year of 2016 and increases at Northbridge (principally related to Fort McMurray wildfire losses ceded to reinsurers and increased frequency of non-catastrophe large losses), Fairfax Asia (primarily reflecting Storm Roanu losses ceded to reinsurers by Union Assurance and increased cessions by Pacific Insurance) and Runoff (due to higher adverse development ceded to reinsurers in 2016 compared to 2015), partially offset by a decrease at Fairfax Brasil (consistent with the decrease in its gross losses on claims). The company recorded net recoveries of uncollectible reinsurance of $4.9 in 2016 principally at OdysseyRe and Crum & Forster compared to net provisions of $5.8 in 2015 principally at Runoff.

The use of reinsurance decreased cash provided by operating activities by approximately $152 in 2016 (2015 – increased cash provided by operating activities by approximately $111). The decrease year-over-year was primarily due to an increase in premiums paid to reinsurers ($1,445.9 in 2016 compared to $1,135.3 in 2015) while ceded losses collected from reinsurers remained stable ($1,017.4 in 2016 compared to $992.6 in 2015).

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax, its insurance, reinsurance and runoff companies and Fairfax India. Following a long-term value-oriented investment philosophy with primary emphasis on the preservation of invested capital, Hamblin Watsa looks for investments with a margin of safety by conducting thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers, identifying attractively priced securities selling at discounts to intrinsic value and hedging risks where appropriate. Hamblin Watsa is opportunistic and disciplined in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to maintain a large proportion of its investment portfolio in cash and cash equivalents when it perceives markets to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. This investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints, and oversight by management of Hamblin Watsa. Fairfax's Board of Directors, its insurance, reinsurance and runoff companies and Fairfax India are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) for Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are U.S. treasury bond forward contracts, CPI-linked derivatives and credit default swaps and included in common stocks are investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds(2)	Preferred stocks	Common stocks	Real estate(3)	Total(4)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,095.3	150.5	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,448.8	291.6	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,397.6	413.9	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	4,951.0	447.5	24,861.6	1,172.72
2014	6,428.5	12,660.3	520.6	5,968.1	615.2	26,192.7	1,236.90
2015	7,368.7	14,905.0	116.9	6,124.4	501.1	29,016.1	1,306.22
2016	11,214.4	10,358.3	70.6	6,281.1	506.3	28,430.7	1,231.11
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Includes the company's investment in other funds with a carrying value of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0). At December 31, 2015 other funds comprised a significant proportion of Brit's investment portfolio and were invested principally in fixed income securities. As a result of changes to investment management agreements related to other funds, the company commenced consolidating certain other funds on January 1, 2016 with the underlying securities categorized accordingly in the table above (primarily as bonds).

(3)
Includes the company's equity-accounted investments in associates Grivalia Properties and the KWF LPs.

(4)
Net of short sale and derivative obligations of both the holding company and the operating companies commencing in 2004.

Investments per share decreased by $75.11 from $1,306.22 at December 31, 2015 to $1,231.11 at December 31, 2016 primarily due to the increase in Fairfax common shares effectively outstanding (23,093,566 at December 31, 2016 compared to 22,213,859 at December 31, 2015) and net losses on the company's equity hedges, partially offset by net gains on bonds and the consolidation of the investment portfolios of Bryte Insurance and AMAG. Since 1985, investments per share have compounded at a rate of 19.6% per year, including the impact of acquisitions.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $16.4 in 2016 (2015 – $10.8) prior to giving effect to total return swap expense of $27.9 (2015 – $28.7) and share of loss of associates of $27.2 (2015 – share of profit of associates of $6.4). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Consolidated interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield(3) (%)	Per share ($)	Amount(4)	Yield(3) (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
2014	25,527.2	403.8	1.58	18.70	296.8	1.16	13.74
2015	27,604.4	512.2	1.86	22.70	376.5	1.36	16.69
2016	28,723.4	555.2	1.93	24.12	408.1	1.42	17.73
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Consolidated interest and dividend income, on a pre-tax and after-tax basis, expressed as a percentage of average investments at carrying value.

(4)
Tax effected at the company's Canadian statutory income tax rate.

Consolidated interest and dividend income increased from $512.2 in 2015 to $555.2 in 2016 reflecting higher interest income earned (primarily due to increased holdings of higher yielding government and corporate bonds for most of 2016, partially offset by lower holdings of U.S. state and municipal bonds), lower total return swap expense and lower interest on funds withheld expense. Total return swap expense decreased from $160.5 in 2015 to $146.4 in 2016, primarily due to the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.

The company's pre-tax consolidated interest and dividend income yield increased from 1.86% in 2015 to 1.93% in 2016 and the company's after-tax consolidated interest and dividend income yield increased from 1.36% in 2015 to 1.42% in 2016. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), consolidated interest and dividend income in 2016 of $700.7 (2015 – $688.5) produced a pre-tax gross portfolio yield of 2.44% (2015 – 2.49%). The modest decline in the pre-tax gross portfolio yield was primarily due to an increase in the average carrying value of investments in 2016 (principally as a result of the consolidation of the investment portfolios of AMAG and Bryte Insurance and new or incremental investments in associates including Eurolife, ICICI Lombard and APR Energy which do not contribute to the pre-tax gross portfolio yield), partially offset by higher interest income earned as described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represent funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. When the company acts as the reinsurer of third parties in such contracts, funds withheld receivable is included in insurance contract receivables on the consolidated balance sheets. The company's consolidated interest and dividend income in 2016 included net interest income on funds withheld of $0.9 (2015 – net interest expense of $15.8). The decrease in funds withheld interest expense in 2016 principally reflected the impact of the significant commutation described in more detail in the Components of Net Earnings section of this MD&A under the heading Crum & Forster.

Share of profit of associates decreased from $172.9 in 2015 to $24.2 in 2016 primarily reflecting the non-cash impairment charge of $100.4 recognized on the company's investment in Resolute and a lower share of profit from the company's investments in KWF LPs (a Kennedy Wilson real estate partnership recognized a significant gain on disposition of its investment properties in 2015), partially offset by a higher share of profit of ICICI Lombard. Details of the company's associates and transactions related to associates are described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2016.

Upon initial application of the equity method of accounting to its investment in Resolute, the company was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period where Resolute adjusts the carrying value of those particular assets and liabilities. As a result, in any such period the company's share of profit (loss) of Resolute will differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage to Resolute's reported net earnings (loss).

    Net Gains (Losses) on Investments

Net losses on investments of $1,203.6 in 2016 (2015 – net losses on investments of $259.2) were comprised as shown in the following table:

	2016					2015
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	(151.2)	(1),(2)	73.2	(1),(2)	(78.0)	262.5		(933.0)	(670.5)
Preferred stocks – convertible	(68.0)	(1),(3)	61.4	(1),(3)	(6.6)	118.4	(4)	(140.9) (4)	(22.5)
Bonds – convertible	35.0		(74.4)		(39.4)	0.6		(119.8)	(119.2)
Gain on disposition of subsidiary and associates(5)	–		–		–	235.5		–	235.5
Other equity derivatives(6)(7)	–		19.3		19.3	201.8	(8)	(50.1) (8)	151.7

Long equity exposures	(184.2)		79.5		(104.7)	818.8		(1,243.8)	(425.0)
Equity hedges and short equity exposures(7)	(2,634.8)		1,441.9		(1,192.9)	126.7		375.1	501.8

Net equity exposure and financial effects	(2,819.0)		1,521.4		(1,297.6)	945.5		(868.7)	76.8
Bonds	648.7		(326.0)		322.7	26.8		(495.5)	(468.7)
CPI-linked derivatives	–		(196.2)		(196.2)	–		35.7	35.7
U.S. treasury bond forward contracts	96.7		(49.7)		47.0	–		–	–
Other derivatives	(70.6)		63.2		(7.4)	6.1		(8.7)	(2.6)
Foreign currency	80.6		(210.1)		(129.5)	192.9		(80.4)	112.5
Other	(7.8)		65.2		57.4	5.1		(18.0)	(12.9)

Net gains (losses) on investments	(2,071.4)		867.8		(1,203.6)	1,176.4		(1,435.6)	(259.2)

Net gains (losses) on bonds is comprised as follows:
Government bonds	334.3		(77.5)		256.8	(3.3)		(55.4)	(58.7)
U.S. states and municipalities	321.4		(350.9)		(29.5)	24.9		(238.1)	(213.2)
Corporate and other	(7.0)		102.4		95.4	5.2		(202.0)	(196.8)

	648.7		(326.0)		322.7	26.8		(495.5)	(468.7)

(1)
During 2016 the company recognized net realized losses of $220.3 and $103.7 on common and preferred stock investments pursuant to the issuer's plan of restructuring and subsequent emergence from bankruptcy protection. Prior period unrealized losses on the common and preferred stock investments of $209.5 and $99.6 were reclassified to net realized losses with a net impact of nil on the consolidated statement of earnings.

(2)
During 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

(3)
During 2016 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $35.1 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $41.7 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(4)
During 2015 the company was required to convert a preferred stock investment into common shares of the issuer, resulting in a net realized gain on investment of $124.4 (the difference between the share price of the underlying common stock at the date of conversion and the exercise price of the preferred stock). Prior period unrealized gains on the preferred stock investment of $104.8 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

(5)
The gain on disposition of subsidiary of $235.5 in 2015 principally reflected the $236.4 gain on disposition of the company's investment in Ridley.

(6)
Other equity derivatives include long equity total return swaps, equity warrants and equity index call options.

(7)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term investment strategy are presented within net change in unrealized gains (losses). In the fourth quarter of 2016 the company discontinued its economic hedging strategy and recorded realized losses of $2,665.4 (of which $1,710.2 was recorded as unrealized losses in prior years) related to the Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps.

(8)
On April 10, 2015 the company exchanged its holdings of Cara warrants, class A and class B preferred shares and subordinated debentures for common shares of Cara, resulting in a net realized gain on the Cara warrants of $209.1. Prior period unrealized gains on the Cara warrants of $20.6 were reclassified to net realized gains with a net impact of nil on the consolidated statement of earnings.

Net equity exposure and financial effects:    Throughout 2015 and most of 2016, the company had economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps (including short positions in certain equity indexes and individual equities) and equity index put options (S&P 500). The company's equity hedges were structured to provide a return that was inverse to changes in the fair values of the indexes and certain individual equities. As a result of fundamental changes in the U.S. that may bolster economic growth and business development in the future, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps). During 2016 the company's net equity exposure (long equity exposures net of short equity exposures) produced net losses of $1,297.6 (2015 – net gains of $76.8).

Bonds:    Net gains on bonds of $322.7 in 2016 were primarily comprised of net gains on U.S. treasury bonds ($138.1), Indian government bonds ($105.2) and corporate and other bonds ($95.4), partially offset by net losses on U.S. state and municipal bonds ($29.5).

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates to serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Details of these contracts are presented in the tables below. During 2016 the company purchased $3,185.7 (2015 – $2,907.3) notional amount of CPI-linked derivative contracts at a cost of $11.2 (2015 – $14.6) and paid additional premiums of $3.3 (2015 – $4.8) to increase the strike prices of certain CPI-linked derivative contracts (primarily the European CPI-linked derivatives). The company's CPI-linked derivative contracts produced net unrealized losses of $196.2 in 2016 (2015 – net unrealized gains of $35.7).

Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect decreases (increases) in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2016 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

	December 31, 2016
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)

		5.6		110,365.5			670.0		83.4		(586.6)

	December 31, 2015
			Notional amount
		Average life (in years)			Weighted average strike price(2)	Index value at period end				Market value(3) (in bps)
Underlying CPI index	Floor rate(1)		Original currency	U.S. dollars			Cost	Cost(3) (in bps)	Market value		Unrealized gain (loss)
United States	0.0%	6.6	46,225.0	46,225.0	231.32	236.53	284.7	61.6	98.9	21.4	(185.8)
United States	0.5%	8.8	12,600.0	12,600.0	238.30	236.53	39.3	31.2	83.4	66.2	44.1
European Union	0.0%	5.7	38,975.0	42,338.4	95.57	100.16	287.2	67.8	73.9	17.5	(213.3)
United Kingdom	0.0%	6.9	3,300.0	4,863.9	243.82	260.60	23.9	49.1	3.1	6.4	(20.8)
France	0.0%	7.1	3,150.0	3,421.8	99.27	100.04	20.7	60.5	13.3	38.9	(7.4)

		6.6		109,449.1			655.8		272.6		(383.2)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)
During the first quarter of 2016 the CPI indices for the European Union and France were rebased with 2015 as the new reference year. The weighted average strike prices for contracts related to those indices have been rebased accordingly.

(3)
Expressed as a percentage of the notional amount.

Net gains (losses) on investments by reporting segment: Net gains (losses) on investments by reporting segment for 2016 and 2015 were comprised as shown in the following tables:

Year ended December 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	42.6	(16.1)	31.1	(43.2)	(36.9)	5.2	(9.6)	(26.9)	(32.4)	13.5	(58.9)	(104.7)
Short equity exposures	(181.8)	(389.0)	(155.0)	(107.0)	(13.1)	–	(62.1)	(908.0)	(159.0)	–	(125.9)	(1,192.9)
Bonds	67.6	90.9	(27.9)	19.8	110.6	0.4	33.9	295.3	7.1	19.0	1.3	322.7
CPI-linked derivatives	(20.3)	(43.8)	(16.7)	(15.5)	(20.6)	–	(44.1)	(161.0)	(11.2)	–	(24.0)	(196.2)
Foreign currency	(67.8)	27.8	(35.1)	(20.7)	41.5	(7.0)	(5.7)	(67.0)	(48.6)	(5.9)	(8.0)	(129.5)
Other	(1.6)	11.5	18.9	(1.6)	5.8	(0.3)	(2.4)	30.3	18.9	3.5	44.3	97.0

Net gains (losses) on investments	(161.3)	(318.7)	(184.7)	(168.2)	87.3	(1.7)	(90.0)	(837.3)	(225.2)	30.1	(171.2)	(1,203.6)

Year ended December 31, 2015

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit(1)	Fairfax Asia	Other	Operating companies	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures(2)	(45.5)	(285.4)	(101.6)	(59.3)	15.4	(23.7)	(79.0)	(579.1)	(125.9)	3.4	276.6	(425.0)
Equity hedges	113.6	162.0	63.0	26.5	(7.2)	–	17.6	375.5	67.4	–	58.9	501.8
Bonds	(22.9)	(180.8)	(64.4)	(30.1)	(42.3)	(7.8)	(37.9)	(386.2)	(78.8)	(2.9)	(0.8)	(468.7)
CPI-linked derivatives	(0.8)	12.2	4.5	2.5	1.6	–	11.6	31.6	(1.4)	–	5.5	35.7
Foreign currency	92.4	22.2	(8.4)	1.4	(21.9)	7.1	19.8	112.6	0.2	6.7	(7.0)	112.5
Other	(4.9)	2.6	1.3	0.2	(20.9)	(0.1)	(0.5)	(22.3)	–	(0.7)	7.5	(15.5)

Net gains (losses) on investments	131.9	(267.2)	(105.6)	(58.8)	(75.3)	(24.5)	(68.4)	(467.9)	(138.5)	6.5	340.7	(259.2)

(1)
Brit is included in the company's financial reporting with effect from June 5, 2015.

(2)
Includes net realized gains on disposition of the company's investment in Ridley of $106.3 at Northbridge and $130.1 at Corporate and Other.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included consolidated interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost under Canadian GAAP. For the years 2007 to 2009, Canadian GAAP required the company to carry the majority of its investments at fair value and as a result, the calculation of total return on average investments during this period included consolidated interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments in associates. Effective January 1, 2010 the company adopted IFRS and was required to carry the majority of its investments at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2016 includes consolidated interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments in associates. All noted amounts above are included on a pre-tax basis in the calculation of total return on average investments.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates(8)	Total return on average investments(8)
	Average investments at carrying value(2)	Consolidated interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3 (6)	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)
2014	25,527.2	403.8	–		–	1,682.7	–	70.3	2,156.8	8.4
2015	27,604.4	512.2	–		–	(341.3)	–	20.9	191.8	0.7
2016	28,723.4	555.2	–		–	(1,223.3)	–	160.1	(508.0)	(1.8)

Cumulative from inception		10,446.0	3,887.8			5,206.5				8.3 (7)

(1)
IFRS basis for 2010 to 2016; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Comprised of cash and investments at both the holding company and operating companies, net of short sale and derivative obligations commencing in 2004.

(3)
Excludes net gains (losses) recognized on the company's underwriting activities related to foreign currency since 2008.

(4)
Excludes the $40.1 gain on the company's secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par during 2004.

(5)
Excludes the $69.7 gain on the company's secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions of the OdysseyRe convertible senior debenture during 2006.

(6)
Net gains on investments in 2009 excluded $25.9 of gains recognized on transactions involving the common and preferred shares of the company's consolidated subsidiaries.

(7)
Simple average of the total return on average investments for each of the 31 years.

(8)
Total return on average investments is considered a non-IFRS measure as it includes changes in net unrealized gains (losses) on equity accounted investments in associates and excludes share of profit (loss) of associates.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $10,153.0 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period; the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2016, total return on average investments has averaged 8.3%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds, derivatives and other securities.

    Bonds

Credit Risk

At December 31, 2016, 79.2% (December 31, 2015 – 86.7%) of the fixed income portfolio carrying value was rated investment grade or better, with 61.9% (December 31, 2015 – 71.8%) being rated AA or better (primarily consisting of government obligations).

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2016 for a discussion of the company's exposure to the credit risk of individual issuers, sovereign and U.S. state and municipal governments.

Interest Rate Risk

Hypothetical parallel upward shifts in the term structure of interest rates by 100 basis points and 200 basis points would potentially decrease net earnings by $148.2 and $295.1 respectively. The company's exposure to interest rate risk decreased significantly during 2016 compared to 2015 as a result of meaningful actions taken by the company. As a result of fundamental changes to the macroeconomic outlook for the U.S. and the ensuing potential for a significant increase in market interest rates, during the fourth quarter of 2016 the company sold the majority of its long dated U.S. treasury bonds, realizing net proceeds of $4,753.5, and to further reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and any remaining long dated U.S. treasury bonds held in its fixed income portfolio), the company entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $3,013.4 as at December 31, 2016 (December 31, 2015 – nil). These contracts have an average term to maturity of less than one year and may be renewed at market rates.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

    Common Stocks

The company owns significant investments in equity and equity-related holdings, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

Throughout 2015 and most of 2016 the company economically hedged its equity and equity-related holdings against a potential significant decline in equity markets by way of short positions effected through equity and equity index total return swaps. As a result of fundamental changes in the U.S. that may bolster economic growth and business development in the future, the company discontinued its economic equity hedging strategy during the fourth quarter of 2016. Accordingly, the company closed out $6,350.6 notional amount of short positions effected through equity index total return swaps (comprised of Russell 2000, S&P 500 and S&P/TSX 60 short equity index total return swaps). At December 31, 2016, the company continues to maintain short equity and equity index total return swaps for investment purposes. Refer to note 7 (Short Sales and Derivatives) in the company's consolidated financial statements for the year ended December 31, 2016, under the heading Equity Contracts, for a tabular analysis of equity derivatives held by the company.

As a result of discontinuing its economic equity hedging strategy, a hypothetical decrease in global equity markets of 5% and 10% at December 31, 2016 would potentially decrease the company's net earnings by $106.7 and $204.5 respectively. The company's net equity exposure and exposure to market price fluctuations are discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

The company's holdings of common stocks and long equity total return swaps at December 31, 2016 and 2015 are summarized by the issuer's primary industry in the table below.

	December 31, 2016(1)	December 31, 2015(1)
Financials and investment funds	2,988.2	3,312.8
Consumer products and other	834.8	638.6
Commercial and industrial	571.5	670.3

	4,394.5	4,621.7

(1)
Excludes other funds of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

The company's holdings of common stocks and long equity total return swaps at December 31, 2016 and 2015 are summarized by the issuer's country of domicile in the table below.

	December 31, 2016(1)	December 31, 2015(1)
United States	1,266.9	1,130.9
Canada	755.6	793.0
Egypt	331.5	402.0
Greece	297.0	444.7
India	247.8	177.7
Netherlands	231.9	234.4
Singapore	182.3	59.7
China	167.2	198.1
Ireland	102.8	300.7
Nigeria	74.4	69.9
Kuwait	70.3	80.7
Hong Kong	66.8	54.9
United Kingdom	35.8	62.1
Germany	30.3	41.7
All other	533.9	571.2

	4,394.5	4,621.7

(1)
Excludes other funds of $157.1 at December 31, 2016 (December 31, 2015 – $1,094.0) that are invested principally in fixed income securities.

    Derivatives and Derivative Counterparties

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the then daily fair value of the derivative contracts. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty. The company's exposure to derivative counterparty risk at December 31, 2016 was estimated to be $105.8 (December 31, 2015 – $314.4).

Refer to note 24 (Financial Risk Management) under the heading Credit Risk – Counterparties to Derivative Contracts in the company's consolidated financial statements for the year ended December 31, 2016 for a discussion and tabular analysis of the company's exposure to derivative counterparty risk.

    Float

Fairfax's float (a non-IFRS measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 8.8% in 2016 to $13,748.6, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Cost (benefit) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	(11.6)%	9.6%
--
2012	6.1	11,906.0	(0.1)%	2.4%
2013	440.0	12,045.7	(3.7)%	2.8%
2014	552.0	11,707.4	(4.7)%	2.8%
2015	704.5	12,634.9	(5.6)%	2.2%
2016	575.9	13,748.6	(4.2)%	1.9%
Weighted average since inception			0.4%	3.8%
Fairfax's weighted average net benefit of float since inception: 3.4%
(1)
IFRS basis for 2010 to 2016; Canadian GAAP basis for 2009 and prior.

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance and Reinsurance
Year	Northbridge(1)	OdysseyRe(2)	Crum & Forster(3)	Zenith National(4)	Brit(5)	Fairfax Asia(6)	Other(7)	Ongoing operations	Runoff(8)	Total
2012	2,314.1	4,905.9	2,354.9	1,154.2	–	470.7	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	4,673.5	2,338.7	1,202.3	–	519.3	1,003.2	11,849.0	3,701.5	15,550.5
2014	1,910.8	4,492.3	2,562.7	1,195.2	–	524.4	880.4	11,565.8	3,499.2	15,065.0
2015	1,626.1	4,172.2	2,593.6	1,217.1	2,731.8	570.7	792.5	13,704.0	3,367.6	17,071.6
2016	1,670.7	4,024.6	2,706.5	1,179.1	2,795.8	561.1	855.4	13,793.2	2,879.7	16,672.9

During 2016 the company's total float decreased by $398.7 to $16,672.9.

(1)
Northbridge's float increased by 2.7% primarily due to the effect of the strengthening of the Canadian dollar relative to the U.S. dollar. In Canadian dollar terms, Northbridge's float decreased by 0.8% primarily due to lower loss reserves which resulted from net favourable prior year reserve development.

(2)
OdysseyRe's float decreased by 3.5% primarily due to lower loss reserves and higher insurance balances receivable, partially offset by lower reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to net favourable prior year reserve development.

(3)
Crum & Forster's float increased by 4.4% primarily due to increases in loss reserves and provision for unearned premiums, partially offset by increases in insurance balances receivable and reinsurance recoverables.

(4)
Zenith National's float decreased by 3.1% due to lower loss reserves (which resulted from net favourable prior period development) and higher insurance balances receivable, partially offset by a decrease in reinsurance recoverables (due to higher retention levels) and an increase in provision for unearned premiums.

(5)
Brit's float increased by 2.3% due to increases in loss reserves and provision for unearned premiums, and lower reinsurance funds withheld, partially offset by increases in reinsurance recoverables and deferred acquisition costs.

(6)
Fairfax Asia's float decreased by 1.7% primarily due to increases in insurance balances receivable and reinsurance recoverables, partially offset by increases in loss reserves and provision for unearned premiums.

(7)
Insurance and Reinsurance – Other's float increased by 7.9% primarily due to the effect of the strengthening of the Brazilian real and Canadian dollar relative to the U.S. dollar, partially offset by the strengthening of the U.S. dollar relative to the Polish zloty.

(8)
Runoff's float decreased by 14.5% primarily due to lower loss reserves and higher insurance balances receivable, partially offset by lower reinsurance recoverables. Lower loss reserves and reinsurance recoverables were principally due to normal course cession and collection activity, partially offset by the impact of the assumed reinsurance of third party runoff portfolios during the year.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios:

	December 31,
	2016	2015		2014		2013	2012
Holding company cash and investments (net of short sale and derivative obligations)	1,329.4	1,275.9		1,212.7		1,241.6	1,128.0

Borrowings – holding company	3,472.5	2,599.0		2,656.5		2,491.0	2,377.7
Borrowings – insurance and reinsurance companies	435.5	468.5		385.9		458.8	618.3
Borrowings – non-insurance companies	859.6	284.0		136.6		44.7	52.6

Total debt	4,767.6	3,351.5		3,179.0		2,994.5	3,048.6

Net debt(1)	3,438.2	2,075.6		1,966.3		1,752.9	1,920.6

Common shareholders' equity	8,484.6	8,952.5		8,361.0		7,186.7	7,654.7
Preferred stock	1,335.5	1,334.9		1,164.7		1,166.4	1,166.4
Non-controlling interests	2,000.0	1,731.5		218.1		107.4	73.4

Total equity	11,820.1	12,018.9		9,743.8		8,460.5	8,894.5

Net debt/total equity	29.1%	17.3%		20.2%		20.7%	21.6%
Net debt/net total capital(2)	22.5%	14.7%		16.8%		17.2%	17.8%
Total debt/total capital(3)	28.7%	21.8%		24.6%		26.1%	25.5%
Interest coverage(4)	n/a	3.9	x	12.3	x	n/a	4.2	x
Interest and preferred share dividend distribution coverage(5)	n/a	2.9	x	9.0	x	n/a	3.0	x
(1)
Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2016 increased by $873.5 to $3,472.5 from $2,599.0 at December 31, 2015, primarily reflecting the issuances of holding company unsecured senior notes (Cdn$400.0 principal amount due 2023 issued on March 22, 2016 and Cdn$450.0 principal amount due 2026 issued on December 16, 2016), borrowings on a short term basis of $200.0 on Fairfax's revolving credit facility and the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.

Subsidiary borrowings (comprised of borrowings of the insurance and reinsurance companies and borrowings of the non-insurance companies) at December 31, 2016 increased by $542.6 to $1,295.1 from $752.5 at December 31, 2015, primarily reflecting Fairfax India's term loan of $225.0 to fund additional investments and Cara's aggregate borrowings of $292.4 (Cdn$392.0) principally related to funding its acquisitions of St-Hubert and Original Joe's.

Common shareholders' equity at December 31, 2016 decreased by $467.9 to $8,484.6 from $8,952.5 at December 31, 2015, primarily reflecting the net loss attributable to shareholders of Fairfax ($512.5), the payment of dividends on the company's common and preferred shares ($271.8) and other comprehensive loss of $183.9 (primarily $98.9 related to net unrealized foreign currency translation losses of foreign operations), partially offset by net proceeds from the issuance of 1.0 million subordinate voting shares on March 2, 2016 ($523.5).

The changes in holding company borrowings, subsidiary borrowings and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 22.5% at December 31, 2016 from 14.7% at December 31, 2015 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was due to increased total debt (primarily the issuance of holding company unsecured senior notes, borrowings on Fairfax's revolving credit facility and an increase in subsidiary borrowings as described above). The increase in net total capital was primarily due to increases in non-controlling interests and net debt, partially offset by decreased common shareholders' equity (as described in the preceding paragraph). The consolidated total debt/total capital ratio increased to 28.7% at December 31, 2016 from 21.8% at December 31, 2015 primarily as a result of increased total debt, partially offset by increased total capital (primarily reflecting increases in non-controlling interests and total debt, partially offset by decreased common shareholders' equity).

The company believes that holding company cash and investments, net of short sale and derivative obligations, at December 31, 2016 of $1,329.4 (December 31, 2015 – $1,275.9) provide adequate liquidity to meet the holding company's known commitments in 2017. Refer to the Liquidity section of this MD&A for a discussion of the holding company's available sources of liquidity and known significant commitments for 2017.

The company's insurance and reinsurance operating companies continue to maintain capital above minimum regulatory levels, at levels adequate to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-IFRS measure of capital adequacy in the property and casualty industry is the ratio of net premiums written to statutory surplus (or total equity). This ratio is shown for the insurance and reinsurance operating companies for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)
	2016	2015	2014	2013	2012
Insurance and Reinsurance
Northbridge (Canada)	0.9	0.9	0.8	0.9	0.8
OdysseyRe (U.S.)	0.5	0.5	0.6	0.6	0.6
Crum & Forster (U.S.)	1.5	1.3	1.1	1.1	1.0
Zenith National (U.S.)	1.5	1.3	1.3	1.4	1.4
Brit(1)	1.3	1.4	n/a	n/a	n/a
Fairfax Asia(2)	0.4	0.5	0.5	0.5	0.6
Other(3)	0.7	0.7	0.5	0.6	0.7
Canadian insurance industry	1.0	1.0	1.0	1.0	1.0
U.S. insurance industry	0.7	0.7	0.7	0.7	0.8
(1)
The 2015 ratio presented for Brit includes net premiums written by Brit prior its acquisition by the company on June 5, 2015.

(2)
Total equity excludes the carrying value of investments in associates (ICICI Lombard and BIC Insurance).

(3)
Other includes Group Re, Advent, Polish Re, Fairfax Brasil and Colonnade.

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2016 OdysseyRe, Crum & Forster, Zenith National and U.S. runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.4 times (December 31, 2015 – 3.6 times) the authorized control level, except for TIG Insurance which had 2.2 times (December 31, 2015 – 3.0 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2016 Northbridge's subsidiaries had a weighted average MCT ratio of 211% of the minimum statutory capital required, compared to 198% at December 31, 2015.

The Lloyd's market is subject to the solvency and capital adequacy requirements of the Prudential Regulatory Authority in the U.K. The capital requirements of Brit are based on the output of an internal model which reflects the risk profile of the business. At December 31, 2016 Brit's available capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding in the form of letters of credit and amounted to $1,457.3 (December 31, 2015 – $1,495.5). This represented a surplus of $297.1 (December 31, 2015 – $329.5) over the management capital requirements (capital required for business strategy and regulatory requirements), compared to Brit's minimum targeted surplus of $200.0 (December 31, 2015 – $185.0).

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Barbados, Singapore, Malaysia, Sri Lanka, Hong Kong, Poland, Brazil, South Africa, Indonesia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2016.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2016 were as follows:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.(1)	A	A-	Baa1	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Brit Limited(2)	A	A+	–	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	A (low)
Federated Insurance Company of Canada	A	A-	–	A (low)
Wentworth Insurance Company Ltd.	A	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) Ltd.(2)	A	A+	–	–
Polish Re	A-	–	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent and Brit's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

During 2016 Standard & Poor's upgraded the Financial Strength Ratings of Zenith National's operating companies from a rating of "BBB+" at December 31, 2015 to a rating of "A-" at December 31, 2016.

    Book Value Per Share

Common shareholders' equity at December 31, 2016 of $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) compared to $8,952.5 or $403.01 per basic share (excluding the unrecorded $1,040.9 excess of fair value over the carrying value of investments in associates and certain consolidated non-insurance subsidiaries) at December 31, 2015, representing a decrease per basic share in 2016 of 8.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2016, or a decrease of 6.4% adjusted to include that dividend). During 2016 the number of basic shares increased primarily as a result of the issuance of 1.0 million subordinate voting shares, partially offset by net repurchases of 89,561 subordinate voting shares for treasury (for use in the company's share-based payment awards) and purchases of 30,732 subordinate voting shares for cancellation. At December 31, 2016 there were 23,093,566 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2013 – issuance of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	402.78	–
2014 – repurchase of shares	(8)	430.98	–
2015 – issuance of shares	1,169,294	502.01	587.0
2016 – issuance of shares	1,000,000	523.50	523.5
2016 – repurchase of shares	(30,732)	458.81	(14.1)

On September 28, 2016 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2017, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 356,601 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing at that date approximately 3.5% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Virtually all of the share issuances in 2013, 2015 and 2016 were pursuant to public offerings. During 2012, 2013, 2014 and 2015 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 and 2014 the company repurchased 36 shares and 8 shares respectively for cancellation from former employees. During 2016 the company repurchased 30,732 shares for cancellation.

The company's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

The table below presents the excess (deficiency) of fair value over carrying value of investments in associates and certain non-insurance subsidiaries the company considers to be portfolio investments but that are required to be consolidated under IFRS. The aggregate excess of fair value over carrying value of these investments is not included in the calculation of book value per share.

	December 31, 2016			December 31, 2015
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	1,514.8	940.5	574.3	1,126.0	526.4	599.6
Non-insurance associates(2)	1,440.6	1,452.5	(11.9)	1,059.9	1,203.8	(143.9)
Cara	433.9	454.9	(21.0)	439.9	356.2	83.7
Fairfax India	355.7	290.4	65.3	303.0	276.6	26.4
Thomas Cook India	691.2	296.2	395.0	763.1	288.0	475.1

	4,436.2	3,434.5	1,001.7	3,691.9	2,651.0	1,040.9

(1)
The carrying values of Cara, Fairfax India and Thomas Cook India represent their respective carrying values under the equity method of accounting.

(2)
Excludes investments in associates held by Fairfax India.

    Liquidity

Holding company cash and investments at December 31, 2016 totaled $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) compared to $1,276.5 at December 31, 2015 ($1,275.9 net of $0.6 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2016 included the following significant outflows: the payment of $271.8 common and preferred shares dividends, the purchase of an additional 9% ownership interest in ICICI Lombard, the acquisition of a 40% indirect interest in Eurolife, the payment of $165.8 of interest on long term debt, net consideration paid of $151.9 to acquire an 80% interest in AMAG and net consideration paid of $79.9 to acquire Bryte Insurance. Significant inflows during 2016 included the following: net proceeds from the company's underwritten public offerings ($523.5 from the issuance of 1.0 million subordinate voting shares and $303.2 from the issuance of Cdn $400.0 principal amount of 4.50% unsecured senior notes due 2023 (to finance the investments in ICICI Lombard, AMAG and Eurolife) and $334.5 from the issuance of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026 (intended to finance the tender offers for certain of the company's senior notes)), borrowings of $200.0 on Fairfax's revolving credit facility and dividends from subsidiaries (primarily OdysseyRe ($200.0), Zenith National ($119.5), Brit ($61.3), and Crum and Forster ($50.0)). The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those investments.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2016 of $1,329.4 provides adequate liquidity to meet the holding company's known commitments in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016).

The holding company's known significant commitments for 2017 consist of payment of the $237.4 ($10.00 per share) dividend on common shares (paid January 2017), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential cash outflows related to derivative contracts (described below), the anticipated acquisitions of Allied World, Tower and certain AIG operations in Latin America and Central and Eastern Europe, investments in Fairfax India (completed January 13, 2017) and Fairfax Africa (completed February 17, 2017), and up to Cdn$250 of funding for tender offers for certain of the company's senior notes. The net proceeds from an underwritten public offering of Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026, which closed on December 16, 2016, will be used to finance the tender offers (for further details related to the tender offers and the senior notes offerings, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016).

The closure in the fourth quarter of 2016 of all of the company's short positions effected through total return swaps in the Russell 2000, S&P 500 and S&P/TSX 60 equity indexes should significantly reduce cash flow volatility in future periods notwithstanding the discussion in the subsequent three paragraphs.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2016 the holding company paid net cash of $91.0 (2015 – received net cash of $34.9) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2016 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,472.5 primarily reflecting cash received from net sales of U.S. government and U.S. state and municipal bonds, partially offset by net cash paid in connection with long and short equity and equity index total return swap derivative contracts, the acquisitions of investments in associates, and dividends paid by the operating companies to Fairfax.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2016 the insurance and reinsurance subsidiaries paid net cash of $814.4 (2015 – received net cash of $225.4) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred in respect of short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2016 and 2015:

	2016	2015
Operating activities
Cash provided by operating activities before the undernoted	138.9	629.0
Net sales (purchases) of investments classified as FVTPL	1,119.3	(484.3)
Investing activities
Net purchases of investments in associates	(689.5)	(112.0)
Purchases of subsidiaries, net of cash acquired	(779.1)	(1,455.6)
Sales of subsidiaries, net of cash divested	–	304.4
Net purchases of premises and equipment and intangible assets	(208.3)	(201.3)
Decrease (increase) in restricted cash for purchase of subsidiary	6.5	(6.5)
Financing activities
Net proceeds from borrowings – holding company and insurance and reinsurance companies	637.7	275.7
Repayment of borrowings – holding company and insurance and reinsurance companies	(5.4)	(212.4)
Net borrowings from holding company revolving credit facility	200.0	–
Net proceeds from borrowings – non-insurance companies	360.5	54.2
Repayment of borrowings – non-insurance companies	(38.9)	(5.8)
Net borrowings from revolving credit facilities – non-insurance companies	193.6	18.4
Issuances of subordinate voting shares	523.5	575.9
Issuance of preferred shares	–	179.0
Repurchases of preferred shares for cancellation	–	(4.8)
Purchases of subordinate voting shares for treasury	(64.2)	(95.5)
Purchases of subordinate voting shares for cancellation	(14.1)	–
Issuances of subsidiary common shares to non-controlling interests	157.1	725.8
Increase in restricted cash related to financing activities	(18.9)	–
Net sales (purchases) of subsidiary common shares to (from) non-controlling interests	(74.5)	430.0
Common and preferred share dividends paid	(271.8)	(265.4)
Dividends paid to non-controlling interests	(41.2)	(5.0)

Increase in cash and cash equivalents during the year	1,131.2	343.8

Cash provided by operating activities (excluding net purchases of investments classified as FVTPL) decreased from $629.0 in 2015 to $138.9 in 2016, primarily as a result of higher net paid losses, partially offset by higher net premiums collected. Refer to note 27 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2016 for details of net purchases of securities classified as FVTPL.

Net purchases of investments in associates of $689.5 in 2016 primarily reflected the purchase of additional ownership interests in ICICI Lombard (ownership increased 9%) and APR Energy, Fairfax India's investment in Fairchem (44.9%), and the acquisition of indirect interests in Eurolife (40.0%) and Performance Sports (38.2%), partially offset by distributions from the company's insurance and non-insurance associates. Net purchases of investment in associates of $112.0 in 2015 primarily reflected Fairfax India's investment in IIFL (21.9%), Fairfax Asia's investment in BIC Insurance (35%) and Brit's investment in Ambridge Partners (50%), partially offset by distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $779.1 in 2016 primarily related to Cara's acquisitions of St-Hubert (100%) and Original Joe's (89.2%), Fairfax Asia's acquisition of AMAG (80%), Fairfax India's acquisition of Privi Organics (50.8%) and the acquisitions of Bryte Insurance (100%) and Golf Town (60%). Purchases of subsidiaries, net of cash acquired of $1,455.6 in 2015 primarily related to the acquisition of Brit (97.0%), Fairfax India's acquisition of NCML, Thomas Cook India's acquisitions of

Kuoni Hong Kong and Kuoni India, Fairfax Asia's acquisition of Union Assurance (78.0%), Crum's acquisition of Redwoods, and Pacific Insurance's acquisition of MCIS.

Net proceeds from borrowings – holding company and insurance and reinsurance companies of $637.7 reflected net proceeds from the issuance of Cdn $400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023 and Cdn$450.0 principal amount of 4.70% unsecured senior notes due December 16, 2026. Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares. In 2015 the company completed three underwritten public offerings: the issuance of 1.15 million subordinate voting shares of $575.9 (Cdn$717.1), the issuance of long term debt of $275.7 (net proceeds from the issuance of Cdn$350.0 principal amount of 4.95% unsecured senior notes due March 3, 2025) and the issuance of 9,200,000 cumulative five-year reset preferred shares, Series M of $179.0 (Cdn$222.9) which formed part of the financing for the acquisition of Brit. Repayment of borrowings – holding company and insurance and reinsurance companies of $212.4 in 2015 primarily reflected the repayment upon maturity of OdysseyRe and Fairfax unsecured senior notes ($125.0 and $82.4 principal amounts respectively). Net proceeds from borrowings – non-insurance of $360.5 in 2016 reflected net proceeds from Cara's floating rate term loan of $115.2 (Cdn $150.0) maturing on September 2, 2019 to finance its acquisition of St-Hubert and Fairfax India's use of its term loan ($225.0) to fund its investments. Net proceeds from borrowings – non-insurance of $54.2 in 2015 principally reflected additional financing at Thomas Cook India in respect of its acquisitions and the issuance of $15.2 (1.0 billion Indian rupees) principal amount of its debentures due 2020. Net borrowings from revolving credit facilities – non-insurance companies of $193.6 in 2016 principally reflected Cara's borrowing on its floating rate revolving credit facility to finance its acquisitions of St-Hubert and Original Joe's. Purchases of subordinate voting shares for treasury in 2016 of $64.2 (2015 – $95.5) were for the company's share-based payment awards. Issuance of subsidiary common shares to non-controlling interests of $157.1 in 2016 primarily reflected Cara's issuance of subordinate common shares to finance its acquisition of St-Hubert and the issuance of common shares by Quess as a result of its initial public offering. Issuance of subsidiary common shares of $725.8 in 2015 reflected the offerings of Fairfax India's common shares. Net purchases of subsidiary common shares from non-controlling interests of $74.5 in 2016 primarily reflected the repurchase by Brit of its common shares from OMERS and the repurchase of common shares for cancellation by Fairfax India. Net sales of subsidiary common shares to non-controlling interests of $430.0 in 2015 primarily reflected the sale of a 29.9% interest in Brit to OMERS. The company paid common and preferred share dividends of $227.8 and $44.0 in 2016 respectively (2015 – $216.1 and $49.3).

    Contractual Obligations

The following table sets out the expected payment schedule of the company's significant contractual obligations as at December 31, 2016:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	5,273.5	5,664.4	3,428.0	5,115.9	19,481.8
Borrowings – principal	715.7	650.8	1,299.6	2,117.4	4,783.5
Borrowings – interest	249.1	443.1	334.5	610.0	1,636.7
Operating leases	142.7	255.8	208.6	328.1	935.2

	6,381.0	7,014.1	5,270.7	8,171.4	26,837.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

    Contingencies and Commitments

For a full description of these matters, please see note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2016.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the company's management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2016, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2016, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2016. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). The company's management, including the CEO and CFO, concluded that, as of December 31, 2016, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (2013) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2016.

    Significant Accounting Policy Changes

There were no significant accounting policy changes during 2016. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2016 for a detailed description of the company's accounting policies.

    Future Accounting Changes

Certain new IFRS may have a significant impact on the company's consolidated financial reporting in the future. Each of those standards will require a moderate to high degree of implementation effort within the next four years as described below. The company does not expect to adopt any of these new standards in advance of their respective effective dates. New standards and amendments that have been issued but are not yet effective are also described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2016.

IFRS 9 Financial Instruments ("IFRS 9")

In July of 2014 the IASB issued a complete version of IFRS 9 which supersedes the 2010 version currently applied by the company ("IFRS 9 (2010)"). IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with retrospective application, and includes: requirements for the classification and measurement of financial assets and liabilities; an expected credit loss model that replaces the existing incurred loss impairment model; and new hedge accounting guidance.

The company has commenced evaluating the impact of IFRS 9 by assessing its business models and the cash flow characteristics of its financial assets to determine their appropriate classifications under the new standard. The company expects equities and derivative instruments held within the company's investment portfolio to continue to be classified as FVTPL under IFRS 9, and the classification of financial liabilities to also remain largely unchanged from IFRS 9 (2010). Upon adopting IFRS 9 on January 1, 2018 the company does not expect to restate comparative periods, and will record any necessary adjustments to opening retained earnings as permitted by the standard.

IFRS 15 Revenue from Contracts with Customers ("IFRS 15")

In May of 2014 the IASB issued IFRS 15 which introduces a single model for recognizing revenue from contracts with customers. IFRS 15 excludes insurance contracts from its scope and is primarily applicable to the company's non-insurance entities. In April of 2016 the IASB issued amendments to clarify certain aspects of IFRS 15 and to provide additional practical expedients upon transition. The standard is effective for annual periods beginning on or after January 1, 2018, with retrospective application.

During 2016 the company developed a detailed project plan for the implementation of IFRS 15 and conducted an impact assessment involving all of its significant operating companies that focused on identifying potential differences under IFRS 15 compared to current accounting policies, by industry and key revenue streams. Based on the results of that assessment, the company does not expect IFRS 15 to have a significant impact on its consolidated financial reporting, and has commenced further study of a limited number of potential issues for certain of the non-insurance companies, particularly in the restaurant, travel and hospitality industries. Upon adopting IFRS 15 on January 1, 2018 the company does not expect to restate comparative periods, and will record any necessary adjustments to opening retained earnings as permitted by the standard.

IFRS 16 Leases ("IFRS 16")

In January of 2016 the IASB issued IFRS 16 which largely eliminates the current distinction between finance and operating leases for lessees. With limited exceptions, lessees will be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. The standard is effective for annual periods beginning on or after January 1, 2019, with modified retrospective application.

The company is currently developing a detailed implementation plan for IFRS 16 and expects to have each of its operating companies undertake a detailed inventory of leases during 2017 to determine completeness of detailed historic lease data required for IFRS 16 transition calculations and to address any further data requirements. A study will also be undertaken in 2017 to identify enhancements to current processes and information systems that may be required to embed IFRS 16 lease liability calculations within the company's financial reporting.

IFRS 17 Insurance Contracts ("IFRS 17")

An initial exposure draft of Insurance Contracts was issued by the IASB in July of 2010 followed by a revised exposure draft in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The final standard is expected to be published in May of 2017, with an effective date of January 1, 2021. Retrospective application will be required with some practical expedients available on adoption.

The company has commenced evaluating the impact of the proposed standard on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could significantly increase operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the proposed standard presents certain implementation challenges and the presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements. The company expects to devote significant effort to analyzing IFRS 17 upon its publication and to conduct more extensive impact assessments and implementation planning shortly thereafter.

Risk Management

    Overview

The primary goals of the company's financial risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. Please refer to note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 for a detailed discussion of the company's risk management policies.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks associated with the businesses being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2016.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable.

The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas.

Catastrophes can cause losses in a variety of property and casualty lines, including losses relating to business interruptions occurring in the same geographic area as the catastrophic event or in the other geographic areas. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's financial condition, profitability or cash flows. The company believes that increases in the value and geographic concentration of insured property, higher construction costs due to labour and raw material shortages following a significant catastrophe event, and climate change could increase the severity of claims from catastrophic events in the future. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position or cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because insurers, including the larger insurers created by industry consolidation, may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by existing reinsurers or alternative forms of reinsurance capacity entering the market from recent or future market entrants. If any of these events transpire, the profitability of the company's reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Investment Portfolio

Investment returns are an important part of the company's overall profitability as the company's operating results depend in part on the performance of its investment portfolio. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair the company's financial condition, profitability or cash flows. Investment income is derived from interest and dividends, together with net gains or losses on investments. The portion derived from net gains or losses on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equities owned. In addition, defaults by third parties who fail to pay or perform on their obligations could reduce the company's investment income and net gains on investment or result in investment losses. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are volatile or extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through diligent selection of counterparties to its derivative instruments and through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could have a material adverse effect upon its financial position, profitability or cash flows. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented from time to time by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2016.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments applied as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition, profitability or cash flows.

The company regularly monitors the prospective and retrospective effectiveness of any hedging instruments and will adjust the amount and/or type of hedging instruments as required to achieve its risk management goals. The management of credit risk and various market risks is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to the company's financial condition, profitability or cash flows in future periods.

The company's exposure to asbestos, environmental and other latent claims is discussed in the Asbestos, Pollution and Other Hazards section of this MD&A. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2016.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurer, called the cedant, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company, as a cedant, of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flows will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is described in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's financial condition, profitability or cash flows.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. A downgrade of the company's long term debt ratings by the major rating agencies could require the company and/or its subsidiaries to accelerate their cash settlement obligations for certain derivative transactions to which they are a party, and could result in the termination of certain other derivative transactions. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty lines of business, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known until many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty lines of business where claims can typically be made for many years, rendering them more susceptible to these trends than in the property insurance lines of business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2016 and in the Asbestos, Pollution and Other Hazards section of this MD&A.

Cost of Reinsurance and Adequate Protection

The company uses reinsurance arrangements, including reinsurance of its own reinsurance business purchased from other reinsurers, referred to as retrocessionaires, to help manage its exposure to property and casualty risks. The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Reinsurance companies can also add or exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers may also impose terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult or cost prohibitive.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers, no significant catastrophe losses in the last number of years and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with prices decreasing for most lines of business. Each of the company's subsidiaries continue to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Barbados, Poland, Hong Kong, Indonesia, Singapore, Malaysia, Sri Lanka, Brazil, South Africa and other jurisdictions (in each case, including the provinces, states or other jurisdictions therein) and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, financial condition and profitability would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization of not more than 0.35:1 and to maintain consolidated shareholders' equity of not less than $7.5 billion. A failure to comply with the obligations and covenants under the credit facility could result in an event of default under such agreement which, if not cured or waived, could prevent the company from drawing on the credit facility and permit acceleration of indebtedness, including other indebtedness of Fairfax or its subsidiaries. If such indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay that indebtedness in full. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman, Chief Executive Officer and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, in recent years the company has had to implement the following: new regulatory capital guidelines for the company's European operations due to Solvency II; the Dodd-Frank Act created a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors has resulted in additional regulatory oversight of the company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives have required the company's North American operations to perform self-assessments of the capital available to support their business risks. Such initiatives could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in the company's products and services. The company's management of the risks associated with its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. From time to time, consumer advocacy groups or the media also focus attention on certain insurance industry practices. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk. The company's legal and regulatory matters are discussed in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2016.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 42.6% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Amendments were made to the terms of the company's multiple voting shares, which are controlled by Mr. Watsa, in August of 2015 having the effect of preserving the voting power represented by the multiple voting shares at 41.8% even if additional subordinate voting shares are issued in the future. The amendments are described in note 16 (Total Equity) to the consolidated financial statements for the year ended December 31, 2015 and in the company's annual information form filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's financial condition, profitability or cash flows. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2016.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the company's reinsurance operations), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance subsidiaries.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, financial condition, profitability or cash flows of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a reduction in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as a result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technological Changes

Technological changes could have unpredictable effects on the insurance and reinsurance industries. It is expected that new services and technologies will continue to emerge that will affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business, including new lines of business. Failure to understand evolving technologies, or to position the company in the appropriate direction, or to deploy new products and services in a timely way that considers customer demand and competitor activities could have an adverse impact on the company's business, financial condition, profitability or cash flows. The company maintains an innovation working group comprised of members with diverse backgrounds from across its global subsidiaries to regularly assess new services and technologies that that may be applicable or disruptive to the insurance and reinsurance industries.

Technology Infrastructure

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding its insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained information technology staff that are committed to the continual development and maintenance of its business infrastructure. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2016
Revenue	2,186.5	2,907.0	2,431.4	1,774.7	9,299.6
Net earnings (loss)	(16.7)	293.5	32.7	(704.2)	(394.7)
Net earnings (loss) attributable to shareholders of Fairfax	(51.0)	238.7	1.3	(701.5)	(512.5)
Net earnings (loss) per share	$(2.76)	$9.81	$(0.42)	$(30.77)	$(24.18)
Net earnings (loss) per diluted share	$(2.76)	$9.58	$(0.42)	$(30.77)	$(24.18)
2015
Revenue	2,387.9	1,769.0	2,976.3	2,447.2	9,580.4
Net earnings (loss)	236.1	(178.6)	451.4	133.1	642.0
Net earnings (loss) attributable to shareholders of Fairfax	225.2	(185.7)	424.8	103.4	567.7
Net earnings (loss) per share	$9.92	$(8.87)	$18.57	$4.19	$23.67
Net earnings (loss) per diluted share	$9.71	$(8.87)	$18.16	$4.10	$23.15

Revenue of $1,774.7 in the fourth quarter of 2016 decreased from $2,447.2 in 2015 principally as a result of increased net losses on investments and lower interest and dividends (primarily related to a decrease in share of profit of associates), partially offset by higher net premiums earned and increased other revenue.

The company reported a net loss attributable to shareholders of Fairfax of $701.5 (net loss of $30.77 per basic and diluted share) in the fourth quarter of 2016 compared to net earnings attributable to shareholders of Fairfax of $103.4 (net earnings of $4.19 per basic share and $4.10 per diluted share) in the fourth quarter of 2015. The year-over-year decreases in profitability primarily reflected increased net losses on investments, lower interest and dividends (primarily related to a decrease in share of profit of associates) and a decrease in underwriting profit, partially offset by an increase in the recovery of income taxes.

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 10, 2017, Fairfax had 22,324,191 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 23,072,961 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. The multiple voting shares cumulatively carry 41.8% voting power at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2016 and 2015.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2016
High	780.13	736.54	774.90	777.45
Low	646.03	637.17	673.00	586.00
Close	727.07	695.83	768.72	648.50
2015
High	739.00	720.50	669.43	692.00
Low	591.50	604.00	563.34	577.00
Close	710.00	615.88	607.74	656.91

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in this Annual Report, which is available at www.fairfax.ca, and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

APPENDIX
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)
We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees, shareholders and the communities where we operate – at the expense of short term profits if necessary.

2)
Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

3)
We always want to be soundly financed.

4)
We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)
Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions, financing and investments, which are done by or with Fairfax. Investing will always be conducted based on a long term value-oriented philosophy. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)
Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)
Share ownership and large incentives are encouraged across the Group.

4)
Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)
Honesty and integrity are essential in all our relationships and will never be compromised.

2)
We are results oriented – not political.

3)
We are team players – no "egos". A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)
We are hard working but not at the expense of our families.

5)
We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)
We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)
We will never bet the company on any project or acquisition.

8)
We believe in having fun – at work!

 Directors of the Company
Anthony F. Griffiths
 Corporate Director
Robert J. Gunn
 Corporate Director
Alan D. Horn
 President and Chief Executive Officer
Rogers Telecommunications Limited
Karen L. Jurjevich (as of April 2017)
Principal, Branksome Hall
John R.V. Palmer
 Chairman, Toronto Leadership Centre
Timothy R. Price
 Chairman, Brookfield Funds,
Brookfield Asset Management
Brandon W. Sweitzer
 Dean, School of Risk Management, St. John's University
Lauren C. Templeton (as of April 2017)
President, Templeton and Phillips Capital Management
Benjamin P. Watsa
 Partner and Portfolio Manager
Lissom Investment Management Inc.
V. Prem Watsa
 Chairman and Chief Executive Officer of the Company
Officers of the Company
David Bonham
 Vice President and Chief Financial Officer
Peter Clarke
 Vice President and Chief Risk Officer
Jean Cloutier
 Vice President, International Operations
Vinodh Loganadhan
 Vice President, Administrative Services
Bradley Martin
 Vice President, Strategic Investments
Paul Rivett
 President
Eric Salsberg
 Vice President, Corporate Affairs and Corporate Secretary
Ronald Schokking
 Vice President and Treasurer
John Varnell
 Vice President, Corporate Development
V. Prem Watsa
 Chairman and Chief Executive Officer
Auditor
PricewaterhouseCoopers LLP
 General Counsel
Torys LLP

Operating Management
    Fairfax Insurance Group
Andrew A. Barnard, President
and Chief Operating Officer
    Northbridge
Silvy Wright, President
 Northbridge Financial Corporation
    OdysseyRe
Brian D. Young, President
 Odyssey Re Holdings Corp.
    Crum & Forster
Marc Adee, President
 Crum & Forster Holdings Corp.
    Zenith National
Kari Van Gundy, President
 Zenith National Insurance Corp.
    Brit
Mark Cloutier, Executive Chairman
Matthew Wilson, President
 Brit Limited
    Fairfax Asia
Ramaswamy Athappan, President
 First Capital Insurance Limited
and CEO Fairfax Asia
Sammy Y. Chan, President
 Fairfax Asia
Gobinath Athappan, COO Fairfax Asia
and President Pacific Insurance
    Insurance and Reinsurance – Other
Bruno Camargo, President
 Fairfax Brasil
Nigel Fitzgerald, President
 Advent Capital (Holdings) PLC
Monika Wozniak-Makarska, President
 Polish Re
Peter Csakvari, President
 Colonnade (Fairfax Central and Eastern Europe)
Edwyn O'Neill, President
 Bryte Insurance Company Limited
    Runoff
Nicholas C. Bentley, President
 RiverStone Group LLC
    Other
Bijan Khosrowshahi, President
 Fairfax International
Sean Smith, President
 Pethealth Inc.
Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.

Head Office        95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7
Telephone: (416) 367-4941
Website: www.fairfax.ca

QuickLinks

  EXHIBIT 99.1
Contents
Fairfax Corporate Performance
Corporate Profile
Consolidated Financial Statements
APPENDIX GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED